Confidential draft No. 2 as confidentially submitted to the Securities and Exchange Commission on July 7 , 2023.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Klaviyo, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	46-0989964
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
125 Summer Street
6th Floor
Boston, MA 02110
(617) 213-1788
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Andrew Bialecki
Co-Founder, Chief Executive Officer
Klaviyo, Inc.
125 Summer Street
6th Floor
Boston, MA 02110
(617) 213-1788
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

Copies to:

Craig M. Schmitz Bradley C. Weber Kim S. de Glossop Kristin A. Gerber Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Landon R. Edmond Cameron S. Vermette Klaviyo, Inc. 125 Summer Street 6th Floor Boston, MA 02110 (617) 213-1788	Frank F. Rahmani Samir A. Gandhi Helen Theung Sidley Austin LLP 555 California Street Suite 2000 San Francisco, CA 94104 (415) 772-7400
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated              , 2023.
         Shares
Klaviyo, Inc.
Series A Common Stock
This is an initial public offering of shares of Series A common stock of Klaviyo, Inc. We are offering                    shares of our Series A common stock.
Prior to this offering, there has been no public market for our Series A common stock. It is currently estimated that the initial public offering price will be between $        and $        per share. We intend to apply to list our Series A common stock on the New York Stock Exchange under the symbol “KVYO”.
Following this offering, we will have two series of common stock: Series A common stock and Series B common stock. The rights of the holders of Series A common stock and Series B common stock are identical, except with respect to voting and conversion rights. Each share of Series A common stock is entitled to one vote. Each share of Series B common stock is entitled to ten votes and is convertible at any time into one share of Series A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, employees and directors, and their respective affiliates, will be reclassified into shares of our Series B common stock immediately prior to the consummation of this offering. The holders of our outstanding Series B common stock will hold approximately        % of the voting power of our outstanding capital stock following this offering.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See the section titled “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Series A common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
______________
(1)See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.
The underwriters have the option to purchase up to an additional           shares of Series A common stock from us at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
The underwriters expect to deliver the shares against payment in New York, New York on or about           , 2023.

Goldman Sachs & Co. LLC	Morgan Stanley	Citigroup

Barclays	Mizuho	William Blair

Piper Sandler	Truist Securities

Baird	Canaccord Genuity	Needham & Company	TD Cowen
The date of this prospectus is          , 2023

Activity log
All events
Last 6 months
Opened email
Just now
Fulfilled order
30 days ago
$50.00
32 days ago
See more
2 months ago
Predictive analytics
$500
Total customer lifetime value (CLV)
Historic CLV ($401)
Predictive CLV ($99)
Average time between orders:
35 days
Churn risk prediction:
21%
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KLAVIYO HELPS BUSINESSES DRIVE REVENUE GROWTH

We...

- Make it easy to bring first party data together
- Empower users to create highly personalized consumer experiences
- Deliver those experiences seamlessly across digital channels klaviyo

Total Revenue

$472.7M

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue Growth

62.7%

FOR THE YEAR ENDED DECEMBER 31, 2022

Total Customers†

110,000+

AS OF DECEMBER 31, 2022

Customers > $50k Annualized Recurring Revenue†

1,085

AS OF DECEMBER 31, 2022

Dollar-Based Net Revenue Retention Rate†

115%+

AS OF DECEMBER 31, 2022

GAAP Net (Loss) Income

($49.2M)

FOR THE YEAR ENDED DECEMBER 31, 2022

†For definitions, see "Select Defined Terms."

Revenue

RAPID GROWTH AT SCALE

Q1 - 18
Q2 - 18
Q3 - 18
Q4 - 18
Q1 - 19
Q2 - 19
Q3 - 19
Q4 - 19
Q1 - 20
Q2 - 20
Q3 - 20
Q4 - 20
Q1 - 21
Q2 - 21
Q3 - 21
Q4 - 21
Q1 - 22
Q2 - 22
Q3 - 22
Q4 - 22

TABLE OF CONTENTS
Prospectus
Through and including           , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed by us with the Securities and Exchange Commission, or the SEC. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Series A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Series A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Series A common stock and the distribution of this prospectus outside of the United States.

SELECT DEFINED TERMS
Annualized Recurring Revenue. We define Annualized Recurring Revenue, or ARR, for any date of determination, as the annualized value of existing paid subscriptions, which we calculate by taking the Monthly Recurring Revenue as of that date of determination and multiplying that Monthly Recurring Revenue by twelve.
Customer Acquisition Cost Payback Period. We define our Customer Acquisition Cost, or CAC, payback period as the number of months it would take for our non-GAAP gross profit to exceed our adjusted selling and marketing expenses. We calculate our CAC payback period as of any date of determination by first calculating the change in revenue from the date that was twelve months prior to the date of determination to the revenue on the date of determination. We then multiply the change in revenue by our gross margin as calculated over the twelve months preceding the date of determination, but excluding any impact of stock-based compensation expense. We then divide that amount by our selling and marketing expense over the same preceding twelve month period, adjusted to exclude the impact of stock-based compensation expense and amortization of a prepaid marketing expense associated with the Shopify Warrants (as defined in the section titled “Certain Relationships and Related Party Transactions”). We then obtain the quotient of (i) 12 and (ii) the resulting amount to arrive at our CAC payback period.
Customers. We define a customer as a distinct paid subscription to our platform. A single organization could have multiple discrete contracting divisions or subsidiaries or brands each with paid subscriptions to our platform, which would, in general, constitute multiple distinct customers. In some cases at the customer’s request, we allow subscriptions under the same parent organization to be consolidated into a single paid subscription in which case such consolidated paid subscriptions would constitute a single customer. We measure our total number of customers as a point-in-time calculation measured as of the end of a particular period. Customers do not include persons or entities that use our platform on a free trial basis.
Customers Generating Over $50,000 of ARR. We calculate our number of customers generating over $50,000 of ARR as those customers that have an average ARR of greater than $50,000 over the prior twelve months (or the entire duration of the customer’s paying relationship, if it is less than twelve months) as of the date of determination.
Dollar-Based Net Revenue Retention Rate. We calculate our Dollar-Based Net Revenue Retention rate, or NRR, by first identifying the cohort of customers as of twelve months prior to the date of determination. We then calculate the ARR from this customer cohort as of twelve months prior to the date of determination, or the Prior Period ARR, and the ARR from this customer cohort as of the date of determination, or the Current Period ARR. Current Period ARR includes any expansion, price increases, and customer subscriptions that are deactivated and subsequently reactivated during the applicable twelve-month period and reflects contraction or attrition over the last twelve months from this customer cohort, but excludes any ARR from new customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the point-in-time NRR. We then calculate the weighted average point-in-time NRR as of the last day of each month in the current trailing twelve-month period to arrive at the NRR, with the weightings determined by the total ARR at the end of each period.
Klaviyo Attributed Value. We define Klaviyo Attributed Value, or KAV, as the amount of revenue our customers generated through orders placed by consumers within a specified period of time after a message is sent using our platform, which in the case of email is five days from when the message is sent, and in the case of SMS is twenty-four hours from when the message is sent. For email, the message also needs to be opened or clicked in order for the transaction to fall within our definition. KAV excludes orders placed with customers that do not opt-in to sharing data on placed orders, orders for which we cannot determine the currency or value, or unusual orders that appear to us to be anomalies. Since our definition of a customer does not include persons or entities that use our platform on a free trial basis, any revenue generated through orders placed with these persons or entities is also excluded from
i

our definition of KAV. We do not net chargebacks or sales refunds from our calculation of KAV. If a customer leaves Klaviyo, we stop counting that customer’s KAV after their last contracted month. KAV does not represent revenue earned by us and does not directly correlate to our revenue or results of operations. We use KAV as an internal estimate to track the value we drive to customers through our platform.
Monthly Recurring Revenue. We define Monthly Recurring Revenue, or MRR, as the amount of revenue that we expect to receive in the next monthly period for our existing paid subscriptions, assuming no changes to such subscriptions in the next month. We measure MRR as a point-in-time calculation measured as of a particular date. MRR is a legal and contractual determination made by assessing the contractual terms of each paid subscription. MRR is not determined by reference to historical revenue, deferred revenue or any other U.S. GAAP financial measure over any period. It is forward looking and contractually derived as of the date of determination.
ii

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Series A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Klaviyo,” “the Company,” “we,” “us,” and “our” in this prospectus refer to Klaviyo, Inc. and its consolidated subsidiaries.
Klaviyo, Inc.
We founded Klaviyo in 2012 to provide businesses of all sizes with powerful technology that captures, stores, analyzes, and predictively uses their own data to drive measurable, high-value outcomes. Klaviyo enables businesses to drive revenue growth by making it easy to bring their first-party data together and use it to create and deliver highly personalized consumer experiences across digital channels.
Our modern and intuitive SaaS platform combines our proprietary data and application layers into one vertically-integrated solution with advanced machine learning and artificial intelligence capabilities. This enables business users of any skill level to harness their data in order to send the right message at the right time across email, SMS, and push notifications, more accurately measure and predict performance, and deploy the specific actions and campaigns that drive the highest impact. By combining easy implementation, rapid time-to-value, and clearly attributable outcomes, which we measure and refer to as KAV, we drive substantial ROI for our customers. We focused on marketing automation within retail and eCommerce as our first application use case, and we believe our software is highly extensible across a broad range of functions and verticals. As of December 31, 2022, our platform had efficiently scaled to over 110,000 customers and delivered over $37 billion of KAV to our customers in 2022.
Businesses today struggle to deliver impactful consumer experiences because they cannot effectively harness increasingly complex consumer data. At a time when consumers expect more personalized, relevant, and consistent interactions across digital channels, they are instead inundated with an overwhelming number of inconsistent and ineffective marketing messages. As user tracking rules change, third-party data has become unreliable, complicated, and expensive to use. Meanwhile, the proliferation of first-party data has made it difficult for businesses to aggregate, synthesize, and use these disparate data sets.
Other software solutions were not purpose-built to harness customers’ first-party data to deliver impactful consumer experiences. Data-focused offerings, such as cloud data warehouses or operational databases, provide the ability to store and analyze significant volumes of data for general-purpose use cases but are not purpose-built for consumer data and lack the front-end application layer. Marketing solutions are insufficient because they lack the underlying data intelligence. Simple marketing solutions use a flattened and narrowed view of a consumer’s historical data. This basic profile data alone significantly limits the granularity of segmentation businesses can use. Profile data is also difficult to combine with event data, which includes all digital touch points of a consumer’s engagement with a brand and provides necessary real-time information. Point marketing solutions tend to focus on single engagement channels, driving inconsistent and disjointed consumer experiences across digital channels. In an attempt to bridge this gap, other marketing solutions use a patchwork of third-party technologies, such as separate consumer data, learning, and messaging applications. These solutions often require significant technical expertise to implement, operate, and maintain, which limits flexibility, reduces speed, and increases costs. Furthermore, these solutions are not able to provide clear revenue attribution, minimizing ROI.
We built Klaviyo to address these challenges. By vertically integrating our data layer and marketing application, we make it easy for businesses to create and store unified consumer profiles and then use those profiles to derive new insights and ultimately drive revenue generation. We purpose-built a centralized, scalable, and flexible cloud-native data store for our customers to intelligently aggregate and process first-party consumer profile and event data without friction. This approach enables our customers to seamlessly generate unified and highly-granular consumer profiles, populated with data from customers’ systems and from over 300 third-party integrations, from eCommerce platforms – such as Shopify, Salesforce Commerce Cloud, and WooCommerce – to loyalty, customer service, and shipping solutions. We built an application layer on top of our data layer to provide a comprehensive set of tools and features that enable our customers to easily turn consumer preferences into insights and actions. Combining our data layer and application layer into one vertically-integrated platform allows our customers to rapidly segment their consumers, easily create highly-personalized experiences, and automatically send messages customized to their unique brands. This integrated approach also means our customers do not have to pre-configure their data or manage complex integrations.
Our platform and customers benefit from significant network effects. As of December 31, 2022, we assembled over 6.1 billion consumer profiles across our customer base, and in 2022, we processed over 570 billion events, which are data on how consumers engage across channels, such as opening an email, browsing a website, or placing an order. As we add more customers and more anonymized data on our platform, we are able to better refine our predictive models of consumer behavior. These network effects also enable us to continually refine our guided software recommendations to drive more impactful campaigns and specific actions.
Our land-and-expand strategy aligns our own success with that of our customers. We generate revenue through the sale of subscriptions to our customers for the use of our platform. Our subscription plans are tiered based on the number of active consumer profiles stored on our platform combined with the number of emails and SMS messages sent. As our customers’ businesses grow, they utilize more consumer profiles and send more emails and SMS messages, which naturally increases their usage of our platform. Our revenue also expands when our customers add additional channels, such as SMS, or when their other brands, business units, and geographies start using the platform. The success of our land-and-expand strategy is evidenced by our highly-attractive NRR. Our NRR was 111%, 115%, 119%, 121%, 121%, 120%, 119%, 119%, and 119% as of March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022, June 30, 2022, September 30, 2022, December 31, 2022, and March 31, 2023, respectively.
Our go-to-market strategy is primarily product-led, and we attract the majority of our new customers through inbound channels, such as word-of-mouth, agency partnerships, and platform integrations. Many of our customers come through our self-service channel by simply signing up for our platform without the need for a salesperson's involvement. We have built a large and growing ecosystem of major eCommerce platforms, agency partnerships, and developers, which helps us efficiently attract new customers. More recently, we have developed an outbound sales team focused on larger accounts. Our strong product reputation makes our customer acquisition strategy highly-efficient, as reflected by our CAC payback period of only 14 months for the quarter ended March 31, 2023. Once customers access the Klaviyo platform, they can easily integrate with more than 300 critical third-party data sources to import and explore their first-party data and design and run campaigns and automations, providing rapid time-to-value.
Today, our customers primarily operate within the retail and eCommerce vertical, and we are also seeing organic demand from customers in other verticals, such as education, events and entertainment, restaurants, and travel, as well as from business-to-business, or B2B, companies. We have begun to explore ways to serve these new verticals more intentionally, and to that end we launched Klaviyo for Wellness in June 2023. When we first launched our platform, we intentionally focused on serving entrepreneurs and small and medium-sized businesses, or SMBs. As our customers have scaled and become mid-market companies and larger enterprises themselves, their success with Klaviyo has attracted more interest from similarly sized businesses that are looking to drive better engagement with their consumers. As such, we have continued to build out a sales team to focus on mid-market and enterprise customers. As of December 31, 2022, we had 1,085 customers generating over $50,000 of ARR, representing growth of over 100% year-over-year.
Efficiency is part of our DNA. Of the $454.8 million in capital we have raised since our inception, we have utilized only $67.9 million in the operation of our business as of December 31, 2022. We grew our revenue 62.7% year-over-year, from $290.6 million in 2021 to $472.7 million in 2022. Our net losses for 2021 and 2022 were $79.4 million and $49.2 million, respectively, representing a year-over-year decrease of 38.0%. We grew our gross profit 67.4% year-over-year, from $205.9 million in 2021 to $344.7 million in 2022, representing gross profit margins of 70.9% and 72.9%, respectively. In 2021 and 2022, our operating cash flow was $(22.7) million and $(23.6) million, respectively.
Challenges Facing Our Customers
Businesses today struggle to harness the data they need to deliver impactful consumer experiences. The primary reasons include:
•Third party data has become increasingly unreliable, complicated, and expensive to use. In recent years, consumer privacy and tracking has faced greater scrutiny. Tracking consumer behavior now requires users to specifically opt-in, but as more consumers have chosen not to share their data, marketing channels that are based on third-party data, such as social media platforms, have become less reliable and efficient, and more complicated and expensive to use. Accordingly, businesses are seeking to shift their focus to marketing channels based on first-party data that they own, such as direct consumer interactions with company websites, applications, and products.
•Increasing volume and complexity of first-party data makes it difficult to bring data together in a consistent, usable form. As technology has evolved, businesses are engaging with consumers across a wider range of devices and channels. This has led to a dramatic increase in the number of first-party consumer profile and event data points, making it complex and difficult for businesses to aggregate, synthesize, and use these disparate data sets.
•Businesses need personalized content to break through a saturated market. Consumers today are overwhelmed by the massive amount of inconsistent and ineffective messages they receive from businesses across digital channels, leading to marketing fatigue and skepticism. As a result, consumers increasingly demand more personalized, relevant, and consistent interactions from the businesses with which they engage.
•Consumer channel preferences are dynamic and evolving. Businesses have an unprecedented number of ways to engage with consumers, including via email, SMS, and push notifications, among other channels. However, the way in which consumers want to engage with businesses often differs greatly by channel. Rather than viewing these touchpoints with consumers in isolation, businesses need to create personalized and consistent brand experiences with their consumers across channels.
Key Limitations of Existing Solutions
Other software solutions were not purpose-built to harness customers’ first-party data. Data-focused offerings, such as cloud data warehouses or operational databases, provide the ability to store and analyze significant volumes of data for general-purpose use cases but are not purpose-built for consumer data and lack the front-end application layer. Marketing solutions are insufficient because they lack the underlying data intelligence, driving a number of key limitations, including:
•A lack of usable, comprehensive consumer data. Many existing solutions lack the ability to combine both consumer profile and event data to quickly provide a comprehensive, real-time view of consumers. Some solutions attempt to store this data in disparate databases, which is costly and time consuming. Other solutions attempt to simplify consumer data, which limits the insights required to drive successful engagements.
•A patchwork of third-party solutions that limit speed and agility. Many traditional marketing solutions rely on patched-together front-end applications and a separate back-end database. This can be time-consuming and expensive to integrate due to the need to reconfigure the data integration for each new idea. This also creates a time lag between live consumer interactions and the engagement actions taken by the business. This often leads to companies sending marketing messages with content that is outdated and no longer relevant, while making it difficult to determine the impact of an engagement.
•Basic analytical features with limited effectiveness. Many simple marketing solutions have prescriptive capabilities to summarize historical consumer performance, but lack predictive analytics. This approach offers only basic insights, limiting other solutions’ ability to recommend effective consumer engagement strategies.
•Complicated solutions that require significant technical expertise. More robust marketing solutions have typically not been built with the business user in mind and often include complicated workflows that require significant technical expertise to deploy and use. However, many potential users who oversee client engagement do not have technical backgrounds or developer resources at their disposal, making more complicated solutions and tools challenging and time consuming.
•Narrow point marketing solutions focused on single channels driving disjointed consumer experiences. Many existing marketing solutions focus on a single engagement channel, forcing businesses to use a range of point solutions to engage with their consumers. This leads to a disjointed consumer experience, friction from working across siloed architectures, and difficulty in measuring attribution.
•Complex and costly integrations with an inability to accurately measure attributable value to drive ROI. Implementing and integrating many existing consumer engagement solutions can be complicated, costly, and time consuming. Meanwhile, continuous maintenance is often required, driving up costs. Finally, without a vertically-integrated tech stack, many existing solutions are not able to accurately measure any attributable value they may deliver, making their ROI unclear.
Key Benefits of Our Platform
We founded Klaviyo in 2012 with a data-first approach to enable our customers to effectively harness their first-party data to deliver impactful consumer experiences. This approach has enabled us to deliver the following key benefits:
•Granular segmentation with real-time action by unifying profile and event data. Our customer data store was designed to consolidate customers’ first-party data at scale, synchronizing and unifying data from over 300 integrations seamlessly into a single system-of-record. To ensure companies have the right information to engage with consumers effectively, our data store is optimized for very large data sets with the capacity to combine and store the entire consumer history of profile and event data of our customers in real time.
•Vertical integration that enables fast execution. Our platform combines our centralized data layer with our front-end application layer in one vertically-integrated technology stack. This offers our customers the ability to store and rapidly analyze consumer data in real-time, then send automated messages with targeting based on these analytics, all within one single platform. This approach also allows our customers to get up-and-running quickly without having to pre-configure their data and manage complex integrations. Going forward, our vertically-integrated technology stack also gives us the ability to easily extend our platform into new channels and applications.

•Predictive insights enhanced by machine learning and artificial intelligence to drive revenue growth. Our advanced predictive analytics capabilities utilize machine learning and artificial intelligence so businesses can estimate consumer lifetime value, predict a consumer’s next order date, and calculate potential churn risk. Our platform also allows our customers to compare their performance against similar companies in their respective industries and makes recommendations on how to optimize future engagements. With over 6.1 billion consumer profiles as of December 31, 2022 and 11 years developing and refining our analytics, our customers gain insights from anonymized consumer experiences across all of our customers, resulting in substantial network effects as we scale.
•Easy-to-use functionality purpose-built for business users of any technical skill level. Our easy-to-use platform gives business users of any technical skill level the ability to easily build consumer segments, personalize content, create new automations, run tests, engage with their consumers, and launch marketing campaigns with differentiated experiences. Our platform offers simple, one-click drag-and-drop customizable templates for designing messages and generative artificial intelligence tools for creating content, allowing our customers to easily create impactful experiences customized to their unique brands. For advanced functionality, we offer a suite of tools to enable developers to build rapid automations for different use cases and quickly integrate with other systems efficiently, all from a simple and intuitive user interface.
•Coordinated engagement across channels. We enable our customers to coordinate their multi-channel consumer engagement strategy across digital channels, such as email, SMS, and push notifications, without friction. Our predictive analytics solutions also provide recommendations on which channel to use to drive higher engagement. Our multi-channel capability results in fewer integrations to maintain and reduces the number of tools that our customers need to learn, while ensuring the right communication is used for the right channel, ultimately increasing speed and efficiency while reducing costs. Our vertical integration also allows us to easily expand into new channels, enabling our platform to evolve with consumer preferences.
•Rapid and efficient implementation with clear, attributable value to drive high ROI. Due to our pre-configured data model and automatic integrations, our platform offers rapid and efficient implementation. Meanwhile, due to our advanced technological architecture and vertical integration, we can ascribe the amount of revenue that our customers generate with specific engagements through our platform, quickly and easily quantifying their success through the KAV they generate. For customers who enabled the functionality to track KAV, for the year ended December 31, 2022, the median time for a new Klaviyo customer to generate KAV was 30 days, and even our customers generating over $50,000 of ARR generated KAV in a median of eight weeks. As a result, our customers can not only experience rapid time-to-value, but also can clearly measure the ROI of our platform.
Our Market Opportunity
Today, the customers we serve primarily operate within the retail vertical, with retailers spanning both online and offline channels. Our estimated serviceable addressable market opportunity within this vertical is over $16 billion. We calculate this opportunity using business count data sourced from Analysys Mason, focusing on the number of businesses in the geographies we primarily operate in today, including North America, Western Europe, New Zealand, and Australia, and segmenting them into Micro, Small, Medium, and Enterprise segments based on the number of employees. We then multiply the total number of companies in each segment by our respective average ARR per customer per segment as of December 31, 2022. The average ARR is based on customers in each segment in all geographies that have been using our email and SMS offering for more than twelve months.
While our first use cases were focused on the retail and eCommerce vertical, we believe our platform is highly extensible across a broad range of verticals, including education, events and entertainment, restaurants, and travel, as well as B2B companies. As we continue to scale our platform, we expect that our total addressable market will expand to businesses in all verticals that engage with third parties, including customers and clients, through email, SMS or push. Accordingly, we estimate that the total addressable market opportunity for our platform across all of these verticals is $34 billion in the United States alone. We calculate the market size using the number of businesses in the United States provided by Statista and segmenting them into Micro, Small, Medium, and Enterprise segments based on the number of employees. We then multiply the total number of companies in each segment by our respective average ARR per customer per segment, as described above. We believe our opportunity outside of the United States is at least as large as our domestic opportunity, implying a total global addressable market of $68 billion.
Our Growth Strategies
We intend to leverage our differentiated approach to capitalize on our large market opportunity and leading market position to fuel future growth with the following key growth strategies:
•Attract new customers. We have rapidly expanded our customer base to over 110,000 as of December 31, 2022 due to our product-led growth strategy. We expect to continue to acquire new customers through inbound channels, such as word-of-mouth, expanding platform integrations and agency partnerships, and growing our sales team that focuses on larger accounts. As the customers on our platform continue to grow, this creates a powerful network effect for our brand when existing Klaviyo users change employment and advocate for the adoption of our platform at their new employer. The efficiency of our go-to-market strategy is reflected in our rapid CAC payback period, which was 14 months for the quarter ended March 31, 2023.
•Expand sales within our existing customer base. We believe our product-led growth strategy enables us to efficiently expand penetration within our existing customer base. We are maniacally focused on making our platform intuitive and exceptionally easy-to-deploy, driving our customers to expand their usage of our platform in a self-serve manner. We focus on expansion in three primary ways. First, as our customers increase their usage of our platform through the number of active consumer profiles they have and email and SMS messages they send, they move to higher subscription tiers. Second, adding more communication channels and use cases, such as SMS and reviews, further expands the sales we generate from existing customers. Finally, we expect to continue to see growth from selling our platform to our customers’ other brands, business units, and geographies. Our successful land-and-expand strategy is reflected in our strong NRR of 119% as of March 31, 2023.
•Grow our mid-market and enterprise presence. While we started with SMB customers, we have also driven significant growth with mid-market companies and have an emerging presence with large enterprises. As customers drive growth and value by using our platform, their success with Klaviyo has attracted more interest from other mid-market companies and enterprises that are looking to drive better engagement with their consumers, bringing our business and sales motion up-market. As of December 31, 2022, we had 1,085 customers generating over $50,000 of ARR, representing growth of over 100% year-over-year. Going forward, we expect to continue to grow our mid-market and enterprise presence as we further invest in our outbound sales team and add new product capabilities.
•Expand internationally. We believe we have significant expansion opportunities in international markets. We initially started by serving customers in North America and, in 2019, we opened our London, England office to serve the European region, followed by our Sydney, Australia office in 2022 to target the Asia Pacific region. We have seen great success in these international markets, sales outside of Americas represented 29.3% of our revenue in the year ended December 31, 2022. We currently offer our platform and service only in English and only bill in US Dollars. Based on these successful expansions, we believe we have significant international opportunities ahead, especially as we add additional languages and currencies to our platform.

•Invest in our platform. We have a history of innovation and will continue to develop and invest in our platform to provide more value to our customers over time. We launched with our data platform and email offering, and have since added additional communication channels, such as SMS and push notifications, and additional use cases, such as reviews. Near term, we have a clear product roadmap ahead of us, including the launch of other marketing applications. Given the broad applicability of our platform, we believe that long-term we have an enormous opportunity to launch new channels and capabilities to attract new customers as well as cross-sell to our existing customers.
•Expand into new verticals and use cases. We chose eCommerce as our initial focus area because we found that there was a massive need for our technology solution in that market. We believe that our technology platform has broad applicability across a range of industry verticals and use cases. We have already seen organic adoption of our platform in verticals such as education, events and entertainment, restaurants, and travel, as well as from B2B companies. This market expansion motion has largely been driven by our customers, without any marketing or product development investments by us. Over time, we intend to invest in selling and marketing to specifically target industry verticals outside retail and eCommerce, such as wellness. We also intend to make platform investments in the future to align our platform with industry-specific needs, as relevant.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:
•Our rapid historical revenue growth is not indicative of our future revenue growth, and we may not be able to sustain our historical revenue growth rate, in the near term and in the future;
•Our business has experienced rapid growth, and we may fail to effectively manage our growth or anticipated growth;
•We have a limited operating history in a rapidly changing industry, which makes it difficult to evaluate our current business and future prospects and increases the risk of your investment;
•We operate in a highly competitive industry, and we may not compete effectively with established companies or new market entrants;
•Our business and success depend, in part, on our ability to successfully integrate with third-party platforms, especially with eCommerce platforms such as Shopify, and our business would be harmed as a result of any disruptions to these third-party platform integrations or our relationships with third-party platform providers;
•Our business and success depend, in part, on the success of our relationships with third parties, such as our marketing agency and technology partners;
•We may experience unfavorable conditions in our industry or the global economy, or reductions in spending on marketing;
•We may not be able to add new customers, retain existing customers, or increase sales to existing customers;
•We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and maintain profitability in the future;

•As we seek to move up-market, we expect our sales cycle with enterprise customers to be longer than with small-and-mid size businesses and we will be required to scale our operations, including by expanding our sales efforts, which may require considerable time and expense;
•We have historically invested significantly in research and development and expect this investment to continue;
•If we fail to adapt and respond effectively to technological changes, evolving industry standards, changing regulations or changing customer or consumer needs, requirements or preferences, our platform may become less competitive;
•We depend on our senior management team, and may lose one or more members of our senior management team or our key employees, or be unable to attract and retain highly skilled employees;
•We collect, process, store, share, disclose, and use personal information and other data, which subjects us to legal obligations related to privacy and security, and we may fail to comply with these obligations;
•We may fail to protect our proprietary technology and intellectual property rights;
•There has been no prior public market for our Series A common stock. The trading price of our Series A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price;
•The dual series structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to this offering, including our directors, executive officers, and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval; and
•Other factors discussed under “Risk Factors.”
If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition, and prospects may be harmed, the trading price of our Series A common stock could decline, and you could lose all or part of your investment.
Channels for Disclosure of Information
Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, blog posts on our website, press releases, public conference calls, webcasts, our Twitter feed (@klaviyo), our Instagram page (@klaviyo), and our LinkedIn page.
The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on or accessible through any of the foregoing channels is not incorporated by reference into this prospectus.
Corporate Information
We were incorporated in 2012 under the name Klaviyo, Inc. as a Delaware corporation. Our principal executive offices are located at 125 Summer Street, 6th Floor, Boston, MA 02110, and our telephone number is (617) 213-1788. Our website address is www.klaviyo.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Series A common stock.
“Klaviyo” is our registered trademark in the United States, the European Union, the United Kingdom, Australia, and other jurisdictions. The Klaviyo design logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Klaviyo, Inc. This prospectus includes our trademarks and trade names, including, without limitation, “Customer-First Data”, “Owned”, “Owned Marketing”, and “Own Your Data. Own Your Growth.”, which are our property and are protected under applicable intellectual property laws. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Emerging Growth Company
We are an emerging growth company within the meaning of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company.
We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Series A common stock less attractive to investors.”

The Offering

Series A common stock offered by us	shares
Series A common stock to be outstanding after this offering	shares
Series B common stock to be outstanding after this offering	shares
Option to purchase additional shares of Series A common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares of Series A common stock.
Total Series A common stock and Series B common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares in this offering is exercised in full).
Use of proceeds
We estimate that the net proceeds from the sale of shares of our Series A common stock that we are selling in this offering will be approximately $         million (or approximately $         million if the underwriters’ option to purchase additional shares is exercised in full), based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds of this offering for working capital, other general corporate purposes, and to fund our growth strategies discussed in this prospectus. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. We do not, however, have agreements or commitments to enter into any acquisitions or investments at this time. We intend to use a portion of the net proceeds we receive from this offering to satisfy the anticipated tax withholding and remittance obligations related to the settlement of our outstanding restricted stock unit, or RSUs, in connection with this offering.
The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Series A common stock and enable access to the public equity markets for our stockholders and us.
See the section titled “Use of Proceeds” for additional information.

Voting rights
We will have two series of common stock: Series A common stock and Series B common stock.
Shares of our Series A common stock are entitled to one vote per share.
Shares of our Series B common stock are entitled to ten votes per share.
Holders of our Series A common stock and Series B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Series B common stock will hold approximately         % of the voting power of our outstanding capital stock following the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Upon the completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock, representing approximately % of the voting power of our outstanding shares of common stock.
Risk factors	See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Series A common stock.
Proposed New York Stock Exchange trading symbol	“KVYO”
The number of shares of our common stock that will be outstanding after this offering is based on no shares of our Series A common stock and         shares of our Series B common stock outstanding as of December 31, 2022, and excludes:
•          shares of our Series B common stock issuable upon the exercise of options to purchase shares of our Series B common stock that were outstanding as of December 31, 2022, with a weighted-average exercise price of $             per share;
•          shares of our Series B common stock that are issuable in connection with the settlement of RSUs upon the satisfaction of both a time and service condition and a liquidity event condition outstanding as of December 31, 2022, for which the time and service condition was not yet satisfied as of December 31, 2022;
•          shares of our Series B common stock that are issuable in connection with the settlement of RSUs upon satisfaction of both a time and service condition and a liquidity event condition that were granted after December 31, 2022;
•          shares of our Series B common stock issuable upon the exercise of common stock warrants held by Shopify Strategic Holdings 3 LLC, or Shopify Strategic, outstanding as of December 31, 2022, with a weighted-average exercise price of $0.01 per share, of which          will become fully vested and exercisable upon the consummation of this offering;

•          shares of our Series B common stock issuable upon the exercise of an investment option held by Shopify Strategic pursuant to that certain Stock Purchase Agreement, dated as of June 24, 2022, or the Investment Option;
•          shares of our Series B common stock reserved for future issuance pursuant to our 2015 Stock Incentive Plan, as amended, or our 2015 Plan; and
•          shares of our Series A common stock reserved for future issuance under our 2023 Stock Option and Incentive Plan, or our 2023 Plan.
Our 2023 Plan provides for annual automatic increases in the number of shares of our Series A common stock reserved thereunder and increases to the number of shares of our Series A common stock that may be granted thereunder based on shares underlying any awards under our 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes:
•the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•the reclassification of our outstanding existing common stock into an equivalent number of shares of our Series B common stock and the authorization of our Series A common stock, which will occur immediately prior to the completion of this offering;
•the net issuance of       shares of our Series B common stock issuable pursuant to the vesting and settlement of        RSUs for which the time and service condition was satisfied as of December 31, 2022, and for which we expect the liquidity event condition to be satisfied in connection with this offering (based on an assumed       % tax withholding rate);
•no exercise by the underwriters of their option to purchase up to an additional       shares of Series A common stock from us in this offering;
•no exercise of the Investment Option subsequent to December 31, 2022; and
•no exercise of outstanding stock options or warrants or settlement of outstanding RSUs subsequent to December 31, 2022.

Summary Consolidated Financial and Other Data
The following tables summarize our consolidated financial and other data. We derived the summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2022 and 2021, and the consolidated balance sheet data as of December 31, 2022, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2022	2021
	(in thousands, except share and per share amounts or as noted)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$472,748	$290,640
Costs of revenue(1)	128,025	84,696
Gross profit	344,723	205,944
Operating expenses:
Selling and marketing(1)	213,848	156,342
Research and development(1)	104,077	65,599
General and administrative(1)	81,834	63,236
Total operating expenses	399,759	285,177
Operating loss	(55,036)	(79,233)
Other income (expense):
Other income (expense), net	388	28
Interest income	5,538	139
Interest expense	—	(8)
Total other income (expense), net	5,926	159
Loss before income taxes	(49,110)	(79,074)
Provision for income taxes	83	319
Net loss	(49,193)	(79,393)
Comprehensive Loss	(49,193)	(79,393)
Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.21)	$(0.36)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	229,857,206	220,865,179
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)	$
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)

_______________
(1)Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2022	2021
Cost of revenue	$129	$960
Selling and marketing	985	29,713
Research and development	1,230	8,193
General and administrative	5,958	13,123
Stock-based compensation, net of amounts capitalized	8,302	51,989
Capitalized stock-based compensation expense	—	2
Total stock-based compensation expense	$8,302	$51,991
______________
(2)See Note 2. Summary of Significant Accounting Policies and Note 12. Loss Per Share in the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders.
(3)See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information on the calculation of pro forma net loss per share and pro forma weighted-average number of shares outstanding.

	As of December 31, 2022
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and restricted cash	$386,916	$	$
Working capital(4)	342,514
Total assets	629,079
Total liabilities	133,409
Redeemable common stock	1,531,853
Total stockholders’ deficit	(1,036,183)
_______________
(1)The pro forma column in the consolidated balance sheet data table above gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the reclassification of our outstanding common stock as Series B common stock and the authorization of our Series A common stock, (iii) the net issuance of          shares of our Series B common stock issuable pursuant to the vesting and settlement of RSUs for which the time and service condition was satisfied as of December 31, 2022, and for which we expect the liquidity event condition to be satisfied in connection with this offering, after withholding an aggregate of         shares to satisfy associated estimated income tax obligations (based on an assumed         % tax withholding rate), (iv) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, as if such actions had occurred on December 31, 2022, and (v) $         million of cumulative share-based compensation expense related to the RSUs for which the time and service condition was satisfied as of December 31, 2022 and for which we expect the liquidity event condition to be satisfied in connection with this offering.
(2)The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the sale and issuance by us of         shares of our Series A common stock in this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted cash and restricted cash, working capital, total assets, and total stockholders’ deficit by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Series A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted cash and restricted cash, working capital, total assets, and total stockholders’ deficit by approximately $         million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)Working capital consists of current assets (including cash, current portion of restricted cash, accounts receivable, current deferred contract acquisition costs, current prepaid expenses and other current assets), less current liabilities (including accounts payable, accrued expenses, current lease liabilities, and deferred revenue, all of which is current).

Non-GAAP Financial Measures
The following table presents certain non-GAAP financial measures, along with the most directly comparable U.S. GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe that non-GAAP operating (loss) income and free cash flow, or FCF, both non-GAAP financial measures, are useful in evaluating our operational performance. We believe these non-GAAP financial measures, together with GAAP financial measures, such as revenue, gross profit, and cash flow from operations, are useful to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, and to better understand trends in our business. We additionally use these for internal planning purposes, and to enhance our understanding of our operating performance.

	Year Ended December 31,
	2022	2021
Operating loss	$(55,036)	$(79,233)
Non-GAAP operating loss(1)	$(26,194)	$(43,985)
Operating loss margin	(11.6)%	(27.3)%
Non-GAAP operating margin(2)	(5.5)%	(15.1)%
Net cash used in operating activities	$(23,552)	$(22,738)
Free cash flow(3)	$(41,797)	$(36,748)
Net cash used in operating activities margin	(5.0)%	(7.8)%
Free cash flow margin(4)	(8.8)%	(12.6)%
_______________
(1)Non-GAAP operating loss is a non-GAAP financial measure that is calculated as operating loss adjusted for non-cash, non-operational and non-recurring items, which currently consist only of amortization of prepaid marketing expense and stock-based compensation.
(2)Non-GAAP operating margin is a non-GAAP financial measure that is calculated as non-GAAP operating loss divided by total revenue.
(3)Free cash flow is a non-GAAP financial measure that is calculated as net cash used in operating activities less capital expenditures and capitalized software development costs.
(4)Free cash flow margin is a non-GAAP financial measure that is calculated as free cash flow divided by total revenue.
The non-GAAP financial measures are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items and other items as detailed below and elsewhere in this prospectus. The non-GAAP financial measures should not be considered in isolation or as alternatives to net loss, loss from operations, net cash used in operating activities or any other measure of financial performance calculated and prescribed in accordance with GAAP.
Particularly regarding non-GAAP operating (loss) income, the principal limitation is that it excludes significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements. Some of these limitations are:
•non-GAAP operating (loss) income does not reflect non-cash expenditures or future requirements for contractual commitments;
•non-GAAP operating (loss) income does not reflect employer payroll tax related to stock-based compensation; and
•non-GAAP operating (loss) income does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of our ongoing core operations.
Particularly regarding FCF, FCF is not a substitute for net cash used in operating activities and it does not represent the total increase or decrease in our cash balance for a given period.

In addition, our non-GAAP financial measures may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do, thus limiting its usefulness as a comparative measure.
For additional information about our non-GAAP financial measures and the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

RISK FACTORS
Investing in our Series A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Series A common stock. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially adversely affected. In that event, the trading price of our Series A common stock could decline, and you could lose part or all of your investment. Certain statements contained in the risk factors described below are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements” for more information.
Risks Relating to Our Business and Industry
Our rapid historical revenue growth is not indicative of our future revenue growth, and we may not be able to sustain our historical revenue growth rate, in the near term and in the future.
We have experienced rapid revenue growth in recent periods. Our revenue was $472.7 million and $290.6 million for the years ended December 31, 2022 and 2021, respectively, representing a growth rate of 62.7%. Our rapid revenue growth has been driven by increases in our customer count, growth of existing customers, our expansion into international markets, our sales to mid-market businesses, and the cross-selling of our SMS offering alongside our data platform and email offering. In addition, we implemented a price increase in September 2022, which positively increased revenue growth in 2022. We anticipate that our revenue growth rate will decelerate over time as a result of a variety of factors, including the maturation of our business, and you should not rely on our historical revenue growth as an indication of our future performance. Overall growth of our revenue depends on several factors, including our ability to:
•expand subscriptions to our platform for our existing customers;
•increase the number of products we sell;
•improve the functionality of our products and our platform and achieve and/or maintain market acceptance for them;
•retain existing customers;
•attract new customers;
•succeed in selling our products in new verticals and in markets outside the United States;
•keep pace with technological developments;
•price our platform subscriptions competitively;
•increase pricing on sales of our products, which may differ from product to product;
•provide our customers with support that meets their needs;
•successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; and
•increase awareness of our brand on a global basis and successfully compete with other companies.
We may not successfully accomplish any of these objectives. If we do not, or if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain our revenue growth for any reason, including the reasons listed above, it may be difficult to achieve and maintain profitability, the trading price of our Series A common stock may be volatile, demand for our products and our platform could decline, and our business, financial condition, and results of operations may be adversely affected.
Our business has experienced rapid growth, and if we fail to effectively manage our growth or anticipated growth, our business, results of operations, and financial condition could be adversely affected.
We have experienced rapid growth in our business since inception, and we may continue to experience rapid growth. For example, our headcount has grown from 1,112 employees as of December 31, 2021 to 1,544 employees as of December 31, 2022. In addition, we have been expanding our international operations over the past four years. We opened offices in the United Kingdom and Australia in 2019 and 2022, respectively. We have also experienced significant growth in the number of customers using our platform, including the number of international customers, which increased from 46,006 on December 31, 2021 to 61,385 on December 31, 2022. We plan to continue to expand our international operations in the future. We have also experienced significant growth in the number of products and features we offer (such as adding SMS and push offerings alongside our data platform and email offering) and the usage and amount of data that our platform and associated infrastructure support. This growth has placed and may continue to place significant demands on our operational infrastructure, financial resources, corporate culture, and management team.
In addition, our organizational structure has become more complex over time. In order to manage these increasing complexities, we will need to continue to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures. The expansion of our systems and infrastructure will require us to commit substantial operational, financial, and management resources before our revenue increases and without any assurances that our revenue will increase.
In order to successfully manage our future growth and manage our business effectively, we will need to continue to improve our operating and administrative systems, and our ability to manage headcount, capital, and internal processes. Continued growth could challenge our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel in a timely manner or at all, and maintain user satisfaction. If we fail to achieve the necessary level of efficiency in our organization as we grow, then our business, results of operations, and financial condition could be adversely affected.
Further, as our customer base continues to grow, we will need to expand our account management and customer service teams and continue to scale our platform. If we are not able to continue to provide high levels of customer service, our reputation could suffer, which could adversely affect our business, results of operations, and financial condition.
We have a limited operating history in a rapidly changing industry, which makes it difficult to evaluate our current business and future prospects and increases the risk of your investment.
We were founded and launched our platform in 2012. As a result of our limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for future growth. Our historical growth should not be considered indicative of our future performance. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as risks and uncertainties related to:
•retention of customers;
•adding new customers, particularly in the mid-market and enterprise categories;
•competition;
•our ability to control costs, particularly our operating expenses;

•network outages or security breaches and any associated expenses;
•foreign currency exchange rate fluctuations;
•executing acquisitions and integrating the acquired businesses, technologies, products, and other assets; and
•general economic and political conditions.
If we do not address these risks successfully, our business, results of operations, and financial condition could be adversely affected.
We operate in a highly competitive industry, and if we do not compete effectively with established companies or new market entrants, our business, results of operations, and financial condition could be adversely affected.
We operate in a highly competitive industry, and we expect competition to continue to increase. We face competition from a number of companies, including Adobe, Salesforce, Mailchimp, and Braze. We believe that our ability to compete depends upon many factors both within and beyond our control, including:
•fast time-to-value and ROI for customers;
•ease of deployment, implementation, and use;
•unified data architecture, with the ability to synchronize unaggregated, historical customer profile data with real-time event data in a single system-of-record;
•integrations with third-party applications, data sources, and open-source technologies;
•breadth and depth of features and functionality;
•quality and accuracy of data and predictive intelligence;
•ability to support multiple use cases and verticals;
•strength of sales & marketing and partnership efforts;
•market vision and product strategy;
•pace of innovation;
•brand awareness and reputation;
•performance, scalability, security, and reliability; and
•quality of service and customer satisfaction.
Many of our current and potential competitors have or may have significantly greater financial, technical, marketing, and other resources than we do. They may secure better terms from partners, adopt more aggressive or alternative pricing policies, or devote more resources to technology, infrastructure, sales, marketing, and customer service. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive or alternative pricing policies which may allow them to attract customers or partners. For example, for our SMS offering, we do not currently separate carrier fees from the fees that our customers pay for our product. In contrast, some of our competitors separate carrier fees from their product fees, which may create the appearance of a lower product fee and which may appear more attractive. Our competitors may also develop a platform or products that are similar to ours or that achieve greater market acceptance than ours. This could attract customers or partners away from our platform or our products and reduce our market share.
In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and increase the usage and adoption of our platform. We expect to encounter new competitors both geographically and in our market verticals in and outside of retail and eCommerce. We may not be able to compete successfully against current or future competitors, and competitive pressures could adversely affect our business, results of operations, and financial condition.
Our business and success depend, in part, on our ability to successfully integrate with third-party platforms, especially with eCommerce platforms such as Shopify, and our business would be harmed as a result of any disruptions to these third-party platform integrations or our relationships with third-party platform providers.
We depend on product integrations with various third-party platforms, especially eCommerce platforms, to sustain and grow our business. The integration of our platform and our products with these third-party platforms, including eCommerce platforms, provides us with substantial amounts of additional first-party data that would otherwise be costly or difficult to obtain. These integrations also allow us to attract customers that use these platforms to conduct their business activity. Further, our customers’ experience with our platform is dependent on our ability to connect easily to these third-party platforms as well as the effectiveness and utility of these integrations. The companies that operate these third-party platforms generally dictate, to varying degrees, the terms of use of their respective platforms, including the manner and procedure by which we integrate with their respective platforms. We may fail to maintain and improve upon these integrations or relationships for many reasons, including due to our or the third parties’ failure to maintain, support, or secure their third-party platforms in general and our integrations in particular, or errors, bugs, or defects in our or their technology, or changes in our or their technology platforms or our relationship with such third parties. Any such failure to integrate data from a third-party platform, or any disruption on an eCommerce platform that prevents us from integrating with that platform or reduces the interoperability between our platform and the respective third-party platform, could harm our relationship with our customers, adversely impact our reputation and brand, and adversely affect our business, financial condition, and operating results.
For the year ended December 31, 2022, approximately 77.5%, of our ARR was derived from customers who also use Shopify’s platform, while only approximately 10.6%, of our new ARR was derived from customers that came to us through the Shopify app store. Shopify also helps to promote our brand by referring new customers to us, and under our partnership with Shopify Inc., or Shopify, we are the recommended email solution for Shopify Plus customers globally. Any disruption to the functionality of our integration with Shopify, including our removal from their app store, could create delays in data synchronization for our customers and adversely affect the customer experience. Further, if Shopify is unable or unwilling to continue to integrate with our platform for any reason, or if our products or our platform no longer integrate with Shopify’s platform, our customers that use Shopify’s eCommerce platform could be required to switch to another eCommerce platform in order to continue using our platform and our products. However, the termination or degradation of our integration with Shopify could cause us to lose customers if these customers do not transition to a new eCommerce platform, or if they transition to a platform that does not integrate with our platform. We also have integrations with other third-party eCommerce platforms, such as BigCommerce, Centra, Magento, Nuvemshop, PrestaShop, Salesforce Commerce Cloud, Square, Wix, and WooCommerce, and some of our customers transition from one third-party eCommerce platform to another while remaining on our platform each month. Further, diversifying our contractual relationships and operations with other platforms could increase the complexity of our operations and lead to increased costs. The current term of our agreement with Shopify expires in 2029, and Shopify could refuse to renew such agreement or renegotiate such agreement on terms that are neither favorable to us nor commercially reasonable. If our contract with Shopify is not renewed, if there are any disruptions to our Shopify integration or if we are unsuccessful in maintaining our relationship with Shopify, the utility of and demand for our platform and our products could decline, and our business, financial condition, and operating results could be materially and adversely affected.
Our business and success depend, in part, on the success of our relationships with third parties, such as our marketing agency and technology partners.
We rely on third-party relationships, such as marketing agency and technology partners, to attract customers and enhance the utility of our platform. If any of the third parties on which we rely fails to perform as expected, breaches or terminates their agreement with us, or becomes engaged in a dispute with us, our reputation could be adversely affected and our business could be harmed.
For example, we rely on third-party agency partners and other marketing partners to help us acquire and retain customers. If these partners fail to promote our platform or refer new customers to us, fail to support our existing customers, begin promoting competing brands in addition to or instead of ours, are forced to change their marketing practices in response to new or existing regulations or cease to be viewed as credible sources of information by our potential customers, we may face decreased demand for our solutions, higher than expected Customer Acquisition Costs and loss of revenue.
We also collaborate with third-party technology partners, including systems integrators and third-party developers, to enhance the utility of our platform. For example, these partners build integrations that extend our platform’s core product functionality or bring additional data into our platform. These technology partners may fail to maintain, support, or improve their integrations, which could reduce the utility of our platform and in turn could decrease demand for our platform and products, harm our reputation and brand, and have a negative effect on our business, financial condition, and operating results.
In order to grow our business, we anticipate that we will continue to depend on relationships with third parties. Identifying, negotiating, and documenting relationships with partners require significant time and resources. Our competitors may be more effective in providing incentives to third parties to favor their products or services or to prevent or reduce use of our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our service by potential customers.
If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or grow our revenues could be impaired and our business, financial condition, and operating results may suffer.
Unfavorable conditions in our industry or the global economy, or reductions in spending on marketing, could adversely affect our business, financial condition, and results of operations.
Our results of operations may vary based on changes in our industry, particularly changes in the retail and eCommerce industry, as well as the impact of the global economy on our customers. Our results of operations currently depend, in part, on the demand for marketing and related services, of which the vast majority are for retail and eCommerce businesses. In addition, our revenue is dependent on the usage of our platform and the demand for our products, which in turn are influenced by the amount of business that our customers conduct. To the extent that weak or volatile economic conditions, including due to the COVID-19 pandemic, labor shortages, supply chain disruptions, inflation, geopolitical developments (such as the war in Ukraine and the implementation of, or changes to or further expansions of, trade sanctions, export restrictions, tariffs, and embargoes), deterioration of the financial services industry and other events outside of our control, result in a reduced volume of business for our customers and prospective customers, demand for, and use of, our platform and our products may decline. Specifically, because we currently operate primarily in the retail and eCommerce space, any disruption caused to the customers in this space, such as a weak global economy causing a shift in the economic viability of the retail and eCommerce businesses, may require us to adapt our business model and our operations accordingly. Furthermore, weak economic conditions may make it more difficult to collect on outstanding accounts receivable and increase our expenses. Specifically, customers may fail to make payments when due, default under their agreements with us, or become insolvent or declare bankruptcy, or a supplier may determine that it will no longer do business with us as a customer. Additionally, we generate a significant portion of our revenue from small businesses, which may be affected by economic downturns and other adverse macroeconomic conditions, as small businesses may be more likely to reduce their marketing expenses during such periods and do so to a greater extent than larger enterprises and typically have more limited financial resources, including capital borrowing capacity. In addition, a customer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. If our customers reduce their use of our platform, or prospective customers delay adoption or elect not to adopt our platform or purchase our products, as a result of a weak economy or rising inflation and increased costs or otherwise, our business, results of operations, and financial condition could be adversely affected.
We may not be able to add new customers, retain existing customers, or increase sales to existing customers, which could adversely affect our business, results of operations, and financial condition.
We derive, and expect to continue to derive, the significant majority of our revenue from the sale of subscriptions to our platform. Our business and our growth are dependent on our ability to continue to attract and acquire new customers while retaining existing customers and expanding both their usage of our platform and the products we sell to them. The demand for our products may be inhibited, and we may be unable to grow our business and customer base, for a number of reasons, including, but not limited to:
•our failure to develop or offer new or enhanced products or features in a timely manner that keeps pace with new technologies, competitor offerings, and the evolving needs of our customers;
•difficulties providing or maintaining a high level of customer satisfaction, which could cause our existing customers to cancel or decrease their subscriptions or stop referring prospective customers to us;
•increases in our customer churn, decreases in our customer renewals or our failure to convert customers from lower tiers to higher tier priced subscriptions;
•perceived or actual security, availability, integrity, privacy, reliability, quality, or compatibility problems with our platform, including unscheduled downtime, outages, or security breaches;
•changes in search engine ranking algorithms or in search terms used by potential customers;
•our inability to market our platform in a cost-effective manner to new customers or to our existing customers due to changes in regulation, or changes in the enforcement of existing regulation, that would affect our marketing or pricing practices;
•unexpected increases in the costs of acquiring new customers;
•our ability to expand into new industry verticals and use cases; and
•our ability to expand into new geographic regions.
In order for us to sustain demand for our products and maintain or increase our revenue growth, it is important that our customers renew and/or expand their subscriptions. Most of our customers’ subscriptions with us are month-to-month, and they therefore have no obligation to renew their subscriptions or maintain their usage levels. Some of our customers have elected not to renew their subscriptions with us in the past, and it is difficult to accurately predict long-term customer retention.

Further, to achieve continued growth, we must not only maintain our relationships with our existing customers, but expand our commercial relationships with our existing customers and encourage them to increase usage of our platform.
In order to increase our sales to new and existing customers, we may need to significantly expand our selling and marketing operations, including our sales force and third-party referral and marketing agency partners, and continue to dedicate significant resources to selling and marketing programs, both domestically and internationally. We rely on our marketing agency partners to provide certain services to our customers, as well as refer new customers to our platform. Our ability to increase our customer base and achieve broader market acceptance of our platform will depend, in part, on our ability to effectively organize, focus, and train our selling and marketing personnel, attract new marketing agency partners and retain existing marketing agency partners.
Any failure to continue to attract new customers, retain existing customers or increase usage of our platform by existing customers could have a material adverse effect on our business, results of operations, and financial condition.
We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and maintain profitability in the future.
We incurred net losses of $49.2 million and $79.4 million in the years ended December 31, 2022 and 2021, respectively, and we are not certain whether or when we will achieve or maintain profitability in the future. Based on our current planned operations, we expect our cash and cash equivalents, in addition to the net proceeds from this offering, will enable us to fund our operating expenses for at least the next twelve months. We have based this estimate on assumptions that in the future may prove to be wrong, and we could use our capital resources sooner than we currently expect. We also expect our costs and expenses to increase in future periods as we continue to invest in our business and increase our product offerings, which could negatively affect our future results of operations if our revenue does not continue to increase. In particular, we intend to continue to expend substantial financial resources on:
•our technology infrastructure and operations;
•including systems architecture, scalability, availability, performance, and security;
•platform development, including investments in our platform development team and the development of new products and functionality for our platform as well as investments in further improving our existing platform and infrastructure;
•international expansion;
•our selling and marketing organization, to engage our existing and prospective customers, increase brand awareness and drive adoption of our products;
•acquisitions or strategic investments; and
•general administration, including increased insurance, legal, and accounting expenses associated with being a public company.
We may not achieve the benefits anticipated from these investments, which could be more costly than we currently anticipate, or the realization of these benefits could be delayed. These investments may not result in increased revenue or growth in our business. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial condition, and results of operations could be adversely affected, and the trading price of our Series A common stock could decline as a result.

As we seek to move up-market, we expect our sales cycle with enterprise customers to be longer than with small-and-mid size businesses and we will be required to scale our operations, including by expanding our sales efforts, which may require considerable time and expense.
The majority of our customers are small to mid-size businesses and subscribe to our platform on a month-to-month basis. However, as we scale our business and enter into agreements with larger customers, such as enterprise customers, we expect that we will enter into longer-term agreements for usage of our platform and products. We anticipate that these prospective enterprise customers may have lengthy sales cycles for the evaluation and procurement of our platform and the timing of our sales cycles with these enterprise customers and the related revenue may be difficult to predict. In 2022, for deals that were closed by our sales team, our median sales cycle was under 8 weeks. This measure excludes any business generated through self-serve channels. Any delays in our sales cycles may increase the amount of time between when we incur the operating expenses related to these sales efforts and, upon successful sales, the generation of corresponding revenue. Further, we may incur additional selling and marketing expenses as we move up-market and shift our sales strategy to adapt not only to longer sales cycles but to the nature of a new sales motion associated with enterprise sales. As we seek to acquire these enterprise customers, we also anticipate that we will need to increase our sales and customer support capabilities. We may also be required to spend a significant amount of time and resources to train our sales and customer support teams for interfacing with enterprise customers, as well as educating our potential enterprise customers and familiarizing them with our platform. Additionally, these large organizations may have large data sets that require us to evaluate our existing data storage, collection and processing capabilities, and enhance the features and scalability of our platform. Enterprise customers may also view a subscription to our platform and products as a strategic decision with significant investment. As a result, these customers may require considerable time to evaluate, test, and qualify our platform prior to entering into or expanding a subscription. As we engage with enterprise customers, we may expend a greater amount of time and money on selling and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:
•the effectiveness of our sales team as we hire and train our new salespeople to sell to large enterprise customers;
•the discretionary nature of purchasing, budget cycles and decisions;
•the obstacles placed by customers’ procurement processes;
•economic conditions and other factors impacting customer budgets;
•customers’ familiarity with our products;
•customers’ evaluation of competing products during the purchasing process; and
•evolving customer demands.
In light of these factors, it is difficult to predict whether and when a sale will be completed, and if completed, the additional customer engagement and services we will need to provide for the duration of the agreement. Consequently, our efforts to expand up-market and enter into agreements with larger organizations may be difficult and could have a material adverse effect on our business, results of operations, and financial condition if we do not adapt our business to the needs of the enterprise customer base.

We have historically invested significantly in research and development and expect this investment to continue. If these investments do not translate into new products or enhancements to our current products or product features, or if we do not use those investments efficiently, our business, financial condition, and results of operations could be adversely affected.
For the years ended December 31, 2022 and 2021, our research and development expenses were 22.0% and 22.6% of our revenue, respectively. Research and development projects can be technically challenging and expensive, particularly as we work to expand both the channels through which we offer our products and the use cases for our products beyond marketing. In addition, our products have varying associated communication sending costs, and our research and development team may not be able to mitigate the impact of growth in any of those higher-cost channels, such as SMS, by maintaining efficiency. The nature of research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from this investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets or if we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our competitive advantage may be adversely affected, which could materially adversely affect our business, financial condition and, results of operations.
If we fail to adapt and respond effectively to technological changes, evolving industry standards, changing regulations or changing customer or consumer needs, requirements or preferences, our platform may become less competitive.
The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer and consumer needs, requirements, and preferences, including changes in the use of channels through which consumers desire to communicate with brands. For example, while email marketing has been the primary product on our platform, our SMS offering is relatively new, and customers may prefer SMS or push marketing campaigns or campaigns using other new types of communication channels to email campaigns in the future. Further, as consumer preferences with respect to communication channels evolve, we may need to adapt to the varying margin profiles of these new technologies and address potential margin compression. The success of our business will depend, in part, on our ability to adapt and respond effectively to changes in customer and consumer preference on a timely basis in the markets that we currently serve, such as retail and eCommerce, and in markets we may enter in the future. Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our platform and products, offer new features as part of our existing products, offer new products, and increase adoption and usage of our platform and products. For example, we expect that the number of integrations with our customers’ infrastructure that we will need to support will continue to expand as customers and developers adopt new software solutions, and we may have to develop new integrations to work with those new solutions. The success of any enhancements to our existing or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels, and overall market acceptance. Enhancements to our existing and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or products, or may not achieve the broad market acceptance necessary to generate significant revenue. Further, the use of machine learning and artificial intelligence is becoming increasingly prevalent in our industry, and, although we intend to continue developing our platform’s machine learning and artificial intelligence capabilities to meet the needs of our customers and partners, we may be unable to accurately or efficiently integrate machine learning and artificial intelligence features or functionalities of the quality or type sought by our customers and partners or offered by our competitors. These development efforts may also require significant engineering, sales, and marketing resources, all of which could require significant capital and management investment. If we are unable to enhance our platform and product offerings to keep pace with rapid technological and regulatory change, or if new technologies, including machine learning and artificial intelligence solutions, emerge that are able to deliver competitive products at aggressive or alternative prices, more efficiently, more conveniently or more securely than our platform, demand for our platform and product offerings may decline, and our business, financial condition, and results of operations may be adversely affected.
We depend on our senior management team, and the loss of one or more members of our senior management team or our key employees, or an inability to attract and retain highly skilled employees, could adversely affect our business.
Our success depends upon the continued service and contributions of our executive officers. We rely on our leadership team for research and development, marketing, sales, services, and general and administrative functions, and on mission-critical individual contributors. In particular, we depend on the vision, skills, experience, and effort of our co-founder and Chief Executive Officer, Andrew Bialecki. From time to time, our executive management team may change due to the hiring or departure of executives, which could disrupt our business. We do not maintain key person life insurance policies on any of our employees, so the loss of one or more of our executive officers or key employees (including any limitation on the performance of their duties or short-term or long-term absences as a result of illness or disability) could adversely affect our business.
Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for this type of personnel is intense, especially for experienced software engineers and senior sales executives. In addition, partially in response to the COVID-19 pandemic, we have a large, remote workforce, which adds to the complexity of our business operations. We expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources.
Many of our key personnel are, or will soon be, vested in a substantial amount of shares of Series A common stock, restricted stock units, or stock options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested restricted stock units or options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise price of the options or grant date values of the RSUs, or, conversely, if the exercise price of the options that they hold are significantly above the trading price of our Series A common stock. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.
If we fail to maintain and enhance our brand, our ability to maintain or expand our customer base may be impaired and our business, financial condition, and results of operations could be adversely affected.
We believe that maintaining and enhancing our brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform and products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on our ability to carry out effective marketing efforts, provide reliable products that continue to meet the needs of our customers at competitive prices, maintain our customers’ trust, ensure the protection of our customers’ data, develop new functionality and use cases, and successfully differentiate our products and platform capabilities from the products of our competitors. Our brand promotion activities may not generate customer awareness or yield increased revenue and, even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, the demand for our products may decline, and our business, results of operations, and financial condition may be adversely affected.
Doing business internationally exposes us to significant risks, and our future success depends in part on our ability to navigate the international business environment and drive the adoption of our products by international customers.
The future success of our business will depend, in part, on our ability to expand our customer base worldwide, and we are continuing to expand our international operations to increase our revenue from customers outside of the United States as part of our growth strategy. In 2022 and 2021, we derived 35.0% and 32.1% of our revenue, respectively, from customer accounts located outside the United States. We currently have offices in the United Kingdom and Australia, and we expect that we may in the future open additional offices internationally and hire employees to work at these offices in order to grow our business, reach new customers, and gain access to additional technical talent. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, and political risks in addition to those we already face in the United States. Because of our limited experience with international operations as well as developing and managing sales in international markets, we may not succeed in marketing our products to potential customers internationally, as a result of which our international expansion efforts may not be successful, which could have a material adverse effect on our business, results of operations, and financial condition.
In addition, we will face risks in doing business internationally that could adversely affect our business, including:
•changes, which may be unexpected, in a specific country’s or region’s political, economic, or legal and regulatory environment, including pandemics, terrorist activities, tariffs, trade wars, or long-term environmental risks;
•the need to adapt and localize our platform for specific countries, and the costs associated with adapting and localizing our platform;
•longer payment cycles and greater difficulty enforcing contracts, collecting accounts receivable, or satisfying revenue recognition criteria, especially in emerging markets;
•differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;
•challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;
•difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;
•increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;
•currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;
•laws and business practices favoring local competitors or general market preferences for local vendors or domestic products;

•limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;
•global health crises, such as COVID-19, that could decrease economic activity in certain markets, decrease use of our products, or decrease our ability to import, export, or sell our products to existing or new customers in international markets;
•exposure to liabilities under export control, economic and trade sanctions, anti-corruption, and anti-money laundering laws, including the Export Administration Regulations, the OFAC regulations, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, U.S. bribery laws, the U.K. Bribery Act 2010, or the U.K. Bribery Act, and similar laws and regulations in other jurisdictions;
•increased financial accounting and reporting burdens and complexities;
•differing technical standards, existing or future regulatory and certification requirements, and required features and functionality;
•burdens of complying with the foreign equivalents of the Telephone Consumer Protection Act, or TCPA, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, or CAN-SPAM, and similar laws and regulations in other jurisdictions;
•burdens of complying with laws and regulations related to privacy and data security, including the EU GDPR and similar laws and regulations in other jurisdictions;
•burdens of complying with laws and regulations related to taxation; and
•adverse tax burdens, foreign exchange controls, and other regulations that could make it difficult to repatriate earnings and cash.
Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations, and financial condition.
Our business and reputation could be adversely affected if our customers are not satisfied with the integration or implementation of our platform and products provided by us or our partners.
The success of our business depends on our customers’ satisfaction with our platform and our products and the support that we provide for our platform and products to help customers integrate and utilize our platform and products. If a customer is not satisfied with the quality of work performed by us or a third party or with the solutions delivered, we could incur additional costs to address the deficiency, which would diminish the profitability of the customer relationship. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new products to existing and new customers will suffer and our reputation with existing or potential customers will be harmed, even if the dissatisfaction resulted from services provided by a third-party partner. Further, customer dissatisfaction with our products or support services, or negative publicity related to our customer relationships, could impair our ability to expand the subscriptions within our customer base or adversely affect our customers’ renewal of existing subscriptions.
We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict, could cause the trading price of our Series A common stock to fluctuate, and could cause our results of operations to fall below analyst or investor expectations.
Our quarterly results of operations may fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our results of operations on a period-to-period basis may not be meaningful. For example, in the past we have seen an increase in demand for our platform and our products during the fourth quarter of each year and around Black Friday and Cyber Monday. Additionally, factors that may impact these fluctuations include, but are not limited to:
•demand for our platform and products by our customers;
•our success in retaining existing customers and attracting new customers;
•the timing and success of new capabilities by us or by our competitors or any other change in the competitive landscape of our market;
•the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and remain competitive;
•the timing of expenses and recognition of net revenue;
•reduction in certain customers’ usage of our platform that is subject to seasonal fluctuations;
•security breaches, and technical difficulties involving our platform or interruptions or disruptions of our platform;
•adverse litigation judgments, other dispute-related settlement payments, or other litigation- related costs;
•changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;
•the timing of hiring new employees;
•the rate of expansion and productivity of our sales force;
•the timing of the grant or vesting of equity awards to employees, directors, consultants, or advisors and the recognition of associated expenses;
•fluctuations in foreign currency exchange rates;
•costs and timing of expenses related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;
•the impact of tax charges as a result of non-compliance with federal, state, or local tax regulations in the United States;
•changes to generally accepted accounting standards in the United States;
•health pandemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses; and
•general economic conditions in either domestic or international markets, including conditions resulting from geopolitical uncertainty and instability.
Any one or more of the factors above may result in significant fluctuations in our quarterly results of operations.
The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations, or those of our investors or analysts that cover us. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our Series A common stock could fluctuate, and our business, financial condition, and results of operations could be adversely affected.

We rely upon a third-party provider of cloud-based infrastructure to host and sell our products. Any disruption in the operations of this provider or limitations on capacity or interference with our use could adversely affect our business, financial condition, and results of operations.
We outsource substantially all the infrastructure relating to our cloud-based platform to a third-party hosting provider. Our customers need to be able to access our platform at any time, without interruption or degradation of performance. Our products depend on protecting the virtual cloud infrastructure hosted by a third-party hosting provider by maintaining its configuration, architecture, features, and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by a third-party internet service provider. Any limitation on the capacity or availability of our third-party hosting provider could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, and results of operations.
In the event that our service agreements with our third-party hosting provider is terminated or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such provider’s facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.
Our business depends on our ability to send consumer engagement messages, including emails, SMS, and mobile and web notifications, and any significant disruption in service with our third-party providers or on mobile operating systems could result in a loss of customers or less effective consumer-brand engagement, which could harm our business, financial condition, and results of operations.
Our brand, reputation, and ability to attract new customers depend on the reliable performance of our technology infrastructure and content delivery. Our platform engages with consumers through emails, SMS and push notifications, and we depend on third-party services for delivery of such notifications. Any incident broadly affecting the interaction of third-party devices with our platform, including any delays or interruptions in these services that could cause delays to emails, SMS, or mobile and web notifications, could adversely affect our business. Similarly, cybersecurity events could result in a disruption to such third-party’s services, including regulatory investigations, reputational damage, and a loss of sales and customers, which could in turn impact our business. A prolonged disruption, cybersecurity event or any other negative event affecting a third-party service could lead to customer dissatisfaction and could in turn damage our reputation with current and potential customers, result in a breach under our agreements with our customers, and cause us to lose customers or otherwise harm our business, financial condition, and results of operations.
We depend in part on mobile operating systems and their respective infrastructures to send notifications through various applications that utilize our platform. As new email, mobile devices, and mobile and web platforms are released, existing email, mobile devices, and platforms may cease to support our platform or effectively roll out updates to our customers’ applications. Any changes in these systems or platforms that negatively impact the functionality of our platform could adversely affect our ability to interact with consumers in a timely and effective fashion, which could adversely affect our ability to retain and attract new customers. The parties that control the operating systems for mobile devices and mobile, web, and email platforms have no obligation to test the interoperability of new mobile devices or platforms with our platform, and third parties may produce new products that are incompatible with or not optimal for the operation of our platform. Additionally, in order to deliver high-quality consumer engagement, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. If consumers choose to use products or platforms that do not support our platform, or if we do not ensure our platform can work effectively with such products or platforms, our business and growth could be harmed. We also may not be successful in developing or maintaining relationships with key participants in the email or mobile industries that permit such interoperability. If we are unable to adapt to changes in popular operating systems and platforms, we expect that our customer retention and customer growth would be adversely affected.
We rely heavily on the reliability, security, and performance of our software. If our software contains serious errors or defects, or we have difficulty maintaining our software, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our customers.
The reliability and continuous availability of our platform is critical to our business. However, software and products in our industry often contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Our platform may contain serious errors or real or perceived defects, security vulnerabilities, failures or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance of our platform, negative publicity, loss of competitive position, lower customer retention or claims by customers for losses sustained by them and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. In such an event, we may be required, or may choose, to expend additional resources in order to help correct the problem(s). In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products.
Furthermore, our platform is a cloud-based solution that allows us to deploy new versions and enhancements to all of our customers simultaneously. As a result of any of these events, our reputation and our brand could be harmed, and our business, results of operations, and financial condition may be adversely affected.
Any failure to offer high-quality technical support services may harm our relationships with our customers, our brand, and our results of operations.
Once our products are deployed, our customers depend on our support organization to resolve technical issues relating to our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We may also be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased customer demand for these services could increase costs and harm our results of operations because we do not charge our customers for the technical support services we provide. In addition, our sales process is highly dependent on the quality of our products, the reputation of our business, the positive recommendations from our existing customers and through word-of-mouth generally. Any failure to maintain high-quality technical support, or a perception by our customers and others that we do not maintain high-quality support, could harm our reputation and our ability to sell our products to existing and prospective customers, and as a result, could adversely affect our business, results of operations, and financial position.
If we are unable to maintain our culture and core values as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.
We believe our culture and core values are critical to our success and have delivered tangible financial and operational benefits to our customers, employees, and stockholders. Our values impact everything we do in our organization, and we have designed our core values as a guiding set of principles for our employees and business. Accordingly, we have invested substantial time and resources in building a team that reflects our culture and core values. As we grow and develop our infrastructure as a public company, our operations are likely to become increasingly complex, and we may find it difficult to maintain these important aspects of our culture and core values. Any failure to manage our anticipated growth and organizational changes in a manner that preserves the key aspects of our culture and core values could hurt our ability to recruit and retain personnel and effectively focus on and pursue our corporate objectives. In addition, the growth of our remote workforce may impact our ability to preserve our culture and core values. Any failure to preserve our culture or core values could negatively affect our future success, including our ability to retain and recruit personnel, and effectively focus on and pursue our corporate objectives.
Our inability to streamline operations and improve cost efficiencies could result in the contraction of our business and the implementation of additional significant cost cutting measures. Our restructuring and reorganization activities may also be disruptive to our operations.
We have previously undertaken efforts to streamline our operations and improve cost efficiencies to align with our priorities for 2023, and in March 2023 we announced a reduction-in-force affecting approximately 8% of our global workforce. We may not realize, in full or in part, the anticipated benefits, such as operational improvements and savings, from these efforts due to unforeseen difficulties, delays or unexpected costs. If there are unforeseen expenses associated with these efforts and we incur unanticipated charges or liabilities, or if we are unable to realize the expected operational efficiencies and cost savings, our business, results of operations, and financial condition could be adversely affected.
Furthermore, our workforce reductions may be disruptive to our operations. For example, our workforce reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale or productivity. We may also discover that the reductions in workforce and cost cutting measures will make it difficult for us to pursue new opportunities and initiatives and require us to hire qualified replacement personnel, which may require us to incur additional and unanticipated costs and expenses.
We may take similar steps in the future as we seek to realize operating synergies, optimize our operations to achieve our target operating model and profitability objectives, respond to market forces or better reflect changes in the strategic direction of our business. Our failure to successfully accomplish any of the above activities and goals could adversely affect our business, results of operations, and financial condition.
Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.
Accounting principles generally accepted in the United States, or GAAP, and related accounting pronouncements, implementation guidelines, and interpretations we apply to a wide range of matters that are or could be relevant to our business, such as accounting for long-lived asset impairment, goodwill, variable interest entities, and stock-based compensation, are complex and involve subjective assumptions, estimates, and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgements by our management could significantly change or add significant volatility to our reported or expected financial performance. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past, and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. In addition, if we were to change our critical accounting estimates, including those related to the recognition of subscription revenue and other revenue sources or the period of benefit for deferred contract acquisition costs, our results of operations could be significantly affected. For more information, see Note 2. Summary of Significant Accounting Polices in the notes to our consolidated financial statements included elsewhere in this prospectus.
If our judgments or estimates relating to our critical accounting policies and estimates are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline of the trading price of our Series A common stock.
The preparation of our financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Series A common stock. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation expense, business combinations, and tax sharing liability.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the          . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly and place significant strain on our personnel, systems, and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and effective internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting have been discovered in the past and may be discovered in the future. For example, in connection with the audit of our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this prospectus, our management identified a material weakness in our internal control over financial reporting related to equity accounting, which was subsequently remediated. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Series A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the          . We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations, financial condition, and could cause a decline in the trading price of our Series A common stock.
We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations, and financial condition.
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates will increase. We expect to expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translational remeasurements. As a result of these foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.
Changes in tax law could adversely affect our business, financial condition, and results of operations.
The rules governing U.S. federal, state, and local and non-U.S. taxation are constantly under review by persons involved in the legislative process, the Internal Revenue Service, the U.S. Treasury Department, and other taxing authorities. Changes to tax laws or tax rulings, or changes in interpretations of existing laws (which changes may have retroactive application), could adversely affect us or holders of our Series A common stock. These changes could subject us to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating, and other costs, as well as the costs of our products. In recent years, many such changes have been made, and changes are likely to continue to occur in the future. As we expand the scale of our business activities, any changes in the U.S. and non-U.S. taxation of such activities may increase our effective tax rate and harm our business, financial condition, and results of operations.
Our international operations and structure subject us to potentially adverse tax consequences.
We currently conduct our operations in the United Kingdom and Australia through subsidiaries. Our intercompany arrangements with those subsidiaries are subject to complex transfer pricing regulations administered by taxing authorities in those jurisdictions, and these taxing authorities may challenge our methodologies for our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. In addition, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the United Kingdom and Australian laws. The relevant revenue and taxing authorities may also disagree with positions we have taken generally. If any such disagreements were to occur (whether with the taxing authorities in jurisdictions where we currently do business or in those of jurisdictions where we may in future operate) and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations.

Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal tax purposes is subject to limitation and risk that could further limit our ability to utilize our net operating losses.
As of December 31, 2022, we had approximately $199.2 million of federal net operating losses, or NOLs, which have an indefinite life. As of December 31, 2022, we had approximately $118.6 million of state NOLs. State NOLs have a definite life, with various expiration dates beginning in 2030. Under current law, federal NOLs generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs may be limited to 80% of our taxable income annually for tax years beginning after December 31, 2020. NOLs generated prior to December 31, 2017, however, have a 20-year carryforward period, but are not subject to the 80% limitation.
Under U.S. federal income tax law, a corporation’s ability to utilize its NOLs to offset future taxable income may be significantly limited if it experiences an “ownership change” as defined in Section 382 of the Internal Revenue Code, as amended. In general, an ownership change will occur if there is a cumulative change in a corporation’s ownership by “5 percent shareholders” that exceeds 50 percentage points over a rolling three-year period, including changes in ownership arising from new issuances of stock. Similar rules may apply under state tax laws. Our ability to use net operating loss to reduce future taxable income and liabilities may be subject to annual limitations as a result of ownership changes that may occur in the future, including as a result of this offering. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to similar limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs by federal or state taxing authorities or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our business, results of operations, and financial condition.
We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
We have funded our operations since inception primarily through equity financings and cash generated from our operations through sales of subscriptions to our platform. We cannot be certain when, or if, our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and our growth, and may require additional funds to respond to future business challenges, including the need to develop new features or enhance our platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we incur debt, the debt holders would have rights senior to holders of our Series A common stock to make claims on our assets, and the terms of any debt could include restrictive covenants relating to our capital raising activities and other financial and operational matters, any of which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Furthermore, if we issue equity or equity-linked securities, our existing stockholders could experience dilution, and new equity securities we issue could have rights, preferences, and privileges senior to those of our Series A common stock. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Series A common stock and diluting their interests. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition, and results of operations.

Partnerships, strategic investments, alliances or acquisitions could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.
We have in the past and may in the future seek to enter into joint ventures, or acquire or invest in new businesses, products, platform capabilities or technologies that we believe could complement our products or expand our platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. For example, in October 2022, we acquired Napkin.io, a platform that provides developers an easy and secure way to write and deploy code. We may not be able to find and identify desirable joint ventures, acquisition targets or business opportunities or be successful in entering into an agreement with any particular potential strategic partner. Additionally, any such venture, acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our platform or our products, or if we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, financial condition, and results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition, and results of operations may be adversely affected, or we may be exposed to unknown risks or liabilities.
Any future litigation against us could be costly and time-consuming to defend.
We may from time to time become subject to litigation and legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, and results of operations. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. In addition, insurance might not cover those claims, provide sufficient payments to cover all the costs to resolve one or more such claims or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, and our business, financial condition, and results of operations may be adversely affected.
Additionally, members of our board or management team who have had experience as board members, officers, executives or employees of other companies have been, are currently, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense or prosecution of these matters could be time-consuming, and the potential outcomes of such actions may negatively affect our reputation.

We agree to indemnify customers and other third parties pursuant to various contractual arrangements we enter into in the course of business, which exposes us to substantial potential liability.
The contracts that we enter into with our customers and various other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to those parties for losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons, or other liabilities arising from our platform, technology, or obligations under such contracts. An event triggering our indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers and other third parties, regardless of the merits of these claims. We may not have adequate or any insurance coverage and may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our products, and materially adversely affect our business, results of operations, and financial condition.
We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with these laws can subject us to criminal penalties or significant fines and adversely affect our business and reputation.
We are subject to anti-corruption and anti-bribery and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries where we conduct activities. Anti-corruption and anti-bribery laws have been interpreted broadly and enforced aggressively in recent years, and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we increase our international sales and business, our risks under these laws may increase.
In addition, in the future we may use third parties to conduct business on our behalf abroad. We or such future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot assure you that all our employees and agents, as well as those companies we outsource certain of our business operations to, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, prosecutions, loss of export privileges, suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, settlements, damages, severe criminal or civil sanctions, penalties or injunctions against us, our officers or our employees, disgorgement of profits, and other sanctions, enforcement actions and remedial measures, and prohibitions on the conduct of our business, any of which could have a materially adverse effect on our reputation, business, trading price, results of operations, financial condition, and prospects.
The effects of a pandemic, epidemic, outbreak of an infectious disease or public health crises, such as the COVID-19 pandemic, may materially affect how we and our partners and customers are operating our businesses, and the duration and extent of these kinds of events may impact our future results of operations and overall financial performance.
Our business could be adversely affected by health crises in regions where we operate or otherwise do business. For example, the policies and regulations implemented in response to the outbreak of the novel coronavirus disease, or COVID-19, have had a significant impact, both directly and indirectly, on businesses and commerce. Although restrictions have generally been lifted, additional indirect effects such as supply shortages continue to impact segments of the global economy. Other global health concerns could also result in social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate. As recently seen in our industry, the conditions caused by the COVID-19 pandemic and its aftermath as well as macroeconomic conditions have caused diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, and any future health crisis may have a similar impact.
Our operations have in the past been negatively affected by a range of external factors related to the effects of the COVID-19 pandemic that are not within our control. The ultimate extent of the impact of the pandemic, including as a result of possible subsequent outbreaks of COVID-19 or of new variants thereof and measures taken in response will depend on future developments, which remain uncertain and cannot be predicted. We may also be negatively affected by a future pandemic, epidemic, outbreak of an infectious disease or public health crisis. In the past many cities, counties, states, and even countries have previously imposed or may impose a wide range of restrictions on the physical movement of our employees, partners, and customers to limit the spread of COVID-19, including physical distancing, travel bans and restrictions, closure of non-essential business, quarantines, work-from-home directives, and shelter-in-place orders. These measures have previously caused, and may cause in the future, business slowdowns or shutdowns in affected areas, both regionally and worldwide. If the COVID-19 pandemic or other global health crisis has a substantial impact on the productivity of our employees and partners, or a continued substantial impact on the ability of our employees to execute responsibilities, or a continued and substantial impact on the ability of our customers to subscribe to our platform or purchase our products, our results of operations, and overall financial performance may be harmed.
To the extent the COVID-19 pandemic or a future pandemic, epidemic, outbreak of an infectious disease or public health crisis adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein.
Risks Relating to Privacy, Data Security, and Data Protection Laws
We collect, process, store, share, disclose, and use personal information and other data, which subjects us to legal obligations related to privacy and security, and our actual or perceived failure to comply with these obligations could harm our business.
We collect, process, store, share, disclose, and use information from and about individuals, including our customers, their customers and users, including personal information, and other data. As a result, we are subject to a number of different legal requirements applicable to privacy. There are numerous laws around the world regarding privacy and security, including laws regarding the collection, processing, storage, sharing, disclosure, use and security of personal information, and other data from and about our customers, respondents, and users. The scope of these laws is changing, subject to differing interpretations and governmental agency enforcement priorities, may be costly to comply with, and may be inconsistent among countries and jurisdictions or conflict with other rules.
We are also subject to contractual obligations regarding the processing of personal information and must comply with our own privacy and security policies. Additionally, if third parties we work with, such as customers, partners, vendors or developers, violate applicable laws, our policies or other privacy or security-related obligations, these violations may also put our users’ information at risk and could in turn have an adverse effect on our business. In the provision of our services to our customers, we generally act as a “processor” or “service provider” (as such terms are understood under applicable privacy and data protection laws) for our customers, and we rely on our sub-processors to be compliant with applicable law. However, we cannot be certain that all customers will materially comply with their obligations as “controllers” or “businesses” under applicable privacy and data protection law. As “processors” or “service providers” we may be contractually liable to our customers if we fail to meet the terms of our data processing agreements. In addition, we may be subject to investigation or administrative fines from supervisory authorities or subject to individual claims that we failed to comply with the requirements of applicable privacy and data protection law or that we acted without or against the data controller’s lawful instructions. While we generally act as a “processor” or “service provider” in connection with our provision of services to our customers, we also act as “controller” or “business” in certain instances (such as, for instance in connection with our processing of data concerning our own employees and contractors, the employees and representatives of our customers and in connection with our direct marketing activities). In connection with our activities undertaken in connection with our role as a “controller” or “business”, we are subject to more onerous obligations, the violation of which could cause us to be subject to fines, penalties, judgments, and other losses.
We strive to comply with applicable laws, policies, and legal obligations relating to privacy and data protection and are subject to the terms of our privacy policies and privacy-related obligations to third parties. However, these obligations may be interpreted and applied in new ways and/or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. If we are unable to comply with law, policy or contractual obligations related to privacy and/or the processing of any personal information, we may be subject to lawsuits or governmental investigations, each of which could result in fines, penalties, settlements, judgments or other losses. Any failure or perceived failure by us to comply with our privacy-related policies and/or obligations to customers, respondents, users or other third parties, our data disclosure and consent obligations or our privacy or security-related legal obligations, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, which may include personally identifiable information or other data, may result in governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups, competitors, the media or others and could cause our users to lose trust in us, which could have an adverse effect on our business.
We are subject to stringent and changing laws and regulations related to privacy, data security, and data protection. The restrictions and costs imposed by these requirements and our actual or perceived failure to comply with them, could harm our business.
Our business and platform involves the collection, use, processing, storage, transfer, and sharing of personal information, including such information that we handle on behalf of our customers, as well as confidential information and other sensitive data. Our data processing activities are regulated by a variety of laws, regulations, and industry standards, which have become increasingly stringent in recent years, are rapidly evolving and are likely to remain uncertain for the foreseeable future. Increasingly, laws that regulate data processing activities are extra-territorial in their scope of application. The global nature of our customer base renders us particularly exposed to being subject to a wide range of such laws and the varying, potentially conflicting compliance obligations they impose on our business.
State legislatures also have been adopting new privacy laws or amending existing laws with increasing frequency, requiring attention to frequently changing regulatory requirements and we expect that this trend will continue. For example, the California Consumer Privacy Act of 2018, or CCPA, imposes a number of requirements on covered businesses and gives California residents certain rights related to their personal information, including the right to access and delete their personal information, to receive detailed information about how their personal information is used and shared, and to opt out of certain sharing of their personal information. The CCPA provides for civil penalties for violations of up to $7,500 for each intentional violation and creates a private right of action for certain data breaches that is expected to increase data breach litigation. In addition, Virginia, Colorado, Connecticut, Utah, and Iowa have also adopted comprehensive privacy laws. The interpretation and enforcement of these laws are not yet established, and our business operations may not be compatible with the eventual interpretations of these laws, and we may be required to modify those practices, which may harm our business.
Other federal laws impose general, broad requirements designed to protect the privacy and security of personally identifiable information. For example, according to the Federal Trade Commission, or FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). In recent years, the FTC has paid increased attention to privacy and data security matters, and we expect them to continue to do so in the future.
In addition, comprehensive privacy laws have also been proposed in many other states and at the federal level. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in compliance programs, impact strategies, and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
Foreign privacy laws have become more stringent in recent years and may increase the costs and complexity of offering our platform and products in new and existing geographies. Outside of the United States, we are also subject to stringent privacy and data protection laws in many jurisdictions. For example, we are subject to the European Union General Data Protection Regulation and the UK General Data Protection Regulation (collectively, GDPR, except where UK GDPR is distinguished) which impose strict obligations regarding personal data processing activities.
Companies that violate the GDPR can face robust regulatory enforcement and greater penalties for noncompliance, including fines of up to €20 million (or £17.5 million under UK GDPR) or 4% of their worldwide annual turnover, whichever is greater. A wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including audit and inspection rights, and powers to order temporary or permanent bans on all or some processing activities. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR.
In addition to the GDPR, other European data protection laws require that affirmative opt-in consent is procured to the placement of cookies and similar tracking technologies on users’ devices (other than those that are “strictly necessary” to provide services requested by the user). These requirements may increase our exposure to regulatory enforcement actions, increase our compliance costs and reduce demand for our platform. A new regulation proposed in the EU, which would apply across the EEA, known as the ePrivacy Regulation, if and when enacted, may further restrict the use of cookies and other online tracking technologies on which our platform relies, as well as increase restrictions on the types of direct marketing campaigns that our platform enables.
In Canada, our collection, use, disclosure, and management of personal information must comply with both federal and provincial privacy laws, which impose separate requirements, but may overlap in some instances. The federal Personal Information Protection and Electronic Documents Act, or PIPEDA, and various provincial laws impose strict requirements on companies that handle personal information. Notably, Québec’s Act respecting the protection of personal information in the private sector, or the Private Sector Act, was recently amended by Bill 64, which introduced major amendments to the Private Sector Act, notably, to impose significant and stringent new obligations on Québec businesses while increasing the powers of Quebec’s supervisory authority. We may incur additional costs and expenses related to compliance with these laws and may incur significant liability if we are not able to comply with existing and emerging legal requirements in Canada.
Apart from the requirements of privacy and data security laws, we have obligations relating to privacy and data security under our published policies and documentation and certain of our contracts. Although we endeavor to comply with these obligations, we may have failed to do so in the past and may be subject to allegations that we have failed to do so or have otherwise processed data improperly. Such failures or alleged failures could result in proceedings against us by governmental entities, private parties or others as well as negative publicity and reputational damage.
Compliance with applicable privacy, data security or data protection requirements, many of which vary across jurisdictions, is a rigorous and time-intensive process, and we may be required to implement costly mechanisms to ensure compliance. The proliferation of privacy, data security, and data protection laws, regulations, policies and standards increases the likelihood of differences in approaches across jurisdictions. These differences make it difficult to maintain a standardized global privacy program. Creating jurisdiction-specific approaches requires significant time and resources and the associated complexity increases the risk of potential non-compliance.
Our customers may implement compliance measures that do not align with our platform and products, which could limit the scope and type of platform and products we are able to provide. Our customers may also require us to comply with additional privacy and security obligations, causing us to incur potential disruption and expense related to our business processes. We may also be exposed to certain compliance and/or reputational risks if our customers do not comply with applicable privacy or data protection laws and/or their own privacy notices and terms of use in particular in connection with their processing of personal data, their sharing of personal data with us, the legal bases on which they rely (where applicable) under applicable privacy and data protection legislation for the processing we carry out on their behalf and/or their management of data subject requests which pertain to the processing we carry out on their behalf. In addition, we may decide not to enter into new geographic markets where we determine that compliance with such laws, regulations, policies, and standards would be prohibitively costly or difficult. Geographic markets in which we currently operate could require us to process or store regulated information within such markets only, and establishing hosting facilities in such markets could be disruptive to our business and costly. If our policies and practices, or those of our customers, service providers, contractors and/or partners, are, or are perceived to be non-compliant, we could face (1) litigation, investigations, audits, inspections, and proceedings brought by governmental entities, customers, individuals or others, (2) additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal data, orders to destroy or not use personal data and imprisonment of company officials, (3) fines and civil or criminal penalties for us or company officials, obligations to cease offering or to substantially modify our solutions in ways that make them less effective in certain jurisdictions, and (4) negative publicity, harm to our brand and reputation and reduced overall demand for our platform. These occurrences could adversely affect our business, financial condition, and results of operations.
Because the interpretation and application of privacy and data protection laws, regulations, rules, and other standards are still uncertain and likely to remain uncertain for the foreseeable future, it is possible that these laws, rules, regulations, and other obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our data management practices or the features of our software. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which we may be unable to do in a commercially reasonable manner or at all, and which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, rules, regulations, and other obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business.
Existing federal, state, and foreign laws regulate the senders of commercial emails and text messages and changes in privacy laws could adversely affect our ability to provide our products and could impact our results from operations or result in costs and fines.
Our business offerings rely heavily on a variety of direct marketing techniques, including email marketing and marketing conducted via SMS. These activities are regulated by legislation such as CAN-SPAM and TCPA as well as state laws regulating marketing via telecommunication services.
The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. The ability of our customers’ message recipients to opt out of receiving commercial emails may minimize the effectiveness of the email components of our platform. In addition, certain states, and foreign jurisdictions, such as Australia, Canada, the United Kingdom, and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has “opted-in” to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our platform. Any failure by us or our customers to comply fully with the CAN-SPAM Act may leave us subject to substantial fines and penalties.
Foreign privacy laws also regulate our and our customers’ ability to send commercial messages via email. For example, Canada’s Anti-Spam Legislation, or CASL, prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with CASL could result in significant fines and penalties or possible damage awards.
We also face stringent regulation in connection with our use of telecommunication services for the transmission of marketing messages. The TCPA is a federal statute that protects consumers from unwanted telephone calls, faxes, and text messages. TCPA violations can result in significant financial penalties as a businesses can incur civil forfeiture penalties or criminal fines imposed by the Federal Communications Commission, or the FCC, or be fined for each violation through private litigation or state attorneys general or other state actor enforcement. Class action suits are the most common method for private enforcement. Our SMS texting product is a potential source of risk for class-action lawsuits and liability for our Company. Numerous class-action suits under federal and state laws have been filed in recent years against companies who conduct call and SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. While we strive to adhere to strict policies and procedures, the FCC, as the agency that implements and enforces the TCPA, may determine that our efforts to address the TCPA are insufficient and may subject us to penalties and other consequences for noncompliance. Determination by a court or regulatory agency that our platform or our products violate the TCPA could subject us to civil penalties, could invalidate all or portions of some of our client contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our service fees, and could have an adverse effect on our business. Further, we could be subject to class action lawsuits for any claimed TCPA violations. Even an unsuccessful challenge by consumers or regulatory authorities of our activities could result in adverse publicity and could require a costly response from us. Additionally, the scope of the TCPA is frequently under review and future regulations interpreting TCPA may impose new limitations on our or our customers’ ability to send commercial messages via telephone calls, faxes, and text messages. Further, some states have enacted laws similar to, or broader than, TCPA, which may be an additional source of potential claims or liability. In particular, Florida, Washington, and Oklahoma have enacted statutes that impose broader obligations than the TCPA upon companies that rely upon telephone calls or text messages for commercial communications. More U.S. states may pass similar laws in the future, and our ability to conduct our services via telephone or text message may be further limited or expose us to currently unforeseen liability.
In addition, any future restrictions in laws such as the CAN-SPAM Act, TCPA, and various United States state laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of our marketing efforts and could force changes in our marketing strategies. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our revenues.
If our security measures are breached or there is otherwise unauthorized disclosure of or access to customer data, our data, or our platform, our platform may be perceived as insecure, we may lose customers or fail to attract new customers, our reputation and brand may be harmed, and we may incur significant liabilities.
Use of our platform involves the storage, transmission, and processing of our customers’ proprietary data, including personal or identifying information of their customers or employees. Unauthorized disclosure of or access to or security breaches of our platform could result in the loss of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, damage to our brand, diversion of management’s attention, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, and significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, and other liabilities. We have incurred and expect to continue to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Even though we do not control the security measures of third parties who may have access to our customer data, our data, or our platform, we may be responsible for any breach of such measures or suffer reputational harm even where we do not have recourse to the third party that caused the breach. In addition, any failure by our vendors to comply with applicable law or regulations could result in proceedings against us by governmental entities or others.
Cyberattacks, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing) are prevalent in our industry and our customers’ industries. In addition, we may experience attacks, unavailable systems, unauthorized access to systems or data or disclosure due to employee theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state supported actors, and advanced persistent threat intrusions. Electronic security attacks designed to gain access to personal, sensitive, or confidential data are constantly evolving, and such attacks continue to grow in sophistication. While we believe we have taken reasonable steps to protect our data, the techniques used to sabotage or to obtain unauthorized access to our platform, systems, networks, or physical facilities in which data is stored or through which data is transmitted change frequently, and we may be unable to implement adequate preventative measures or stop security breaches while they are occurring. We have previously been, and may in the future become, the target and victim of cyberattacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our operations or ability to sell our products. Specifically, in November 2019, we experienced an incident whereby an unauthorized third party manipulated a public-facing URL and accessed certain information, including email addresses, regarding a subset of platform users. Additionally, in July 2022, we were the victim of an attack whereby an unauthorized third party compromised an employee’s credentials and gained access to our internal systems, including email as well as some of our internal support tools, and, as a result, accessed certain information, including name, email address, and phone number, for a subset of our customers.
We have contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security incidents or data breaches involving certain types of data. In addition, our agreements with certain customers may require us to notify them in the event of a security incident or data breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures, and require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security incident or data breach and otherwise comply with the multitude of foreign, federal, state, and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Additionally, as a result of a breach or other security incident, we could be subject to demands, claims, and litigation by private parties and investigations, related actions, and penalties by regulatory authorities.
If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data, or our platform, our platform or our products may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities.
Operating our business and platform involves the collection, processing, storage, and transmission of sensitive, regulated, proprietary and confidential information, including personal information of our customers, their users, and our personnel and our and our customers’ proprietary and confidential information. Security incidents compromising the confidentiality, integrity and availability of this information and our systems have occurred in the past and in the future could result from cyber-attacks, computer malware, viruses, social engineering (including phishing and ransomware attacks), credential stuffing, efforts by individuals or groups of hackers and sophisticated organizations (including state-sponsored and criminal organizations), errors or malfeasance of our personnel or our third-party service providers and security vulnerabilities in the software or systems on which we rely. Such incidents have occurred in the past and may occur in the future, resulting in unauthorized access to, inability to access, disclosure of, or loss of our or our customers’ information or our inability to sell our products.
We also rely on third-party service providers and technologies to operate critical business systems to process confidential and personal information in a variety of contexts, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions. Our ability to monitor these third parties’ cybersecurity practices is limited.
These third-party providers and technologies may not have adequate measures in place, and could experience or cause a security incident that compromises the confidentiality, integrity or availability of the systems or technologies they provide to us or the information they process on our behalf.
While we have taken steps designed to protect the proprietary, regulated, sensitive, confidential, and personal information in our control, our security measures or those of the third parties on which we rely may not be effective against current or future security risks and threats. Cybercrime and hacking techniques are constantly evolving and a challenge of the modern global economy, and we or our third-party service providers may be unable to anticipate threats, detect or react in a timely manner, or implement adequate preventative measures, particularly given increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. Moreover, we or our third-party service providers may be more vulnerable to such attacks in remote work environments.
If we or our third-party service providers suffer, or are perceived to have suffered, a security breach or other security incident, we may experience a loss of customer confidence in the security of our platform and damage to our brand, reduced demand for our products and disruption of normal business operations. Such a circumstance may also require us to spend material resources to investigate, remediate or correct the issue and prevent recurrence, notify regulators, and affected customers and individuals, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations, fines, and penalties, and adversely affect our business, financial condition, and results of operations. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.
Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident or will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition, and results of operations.
A security breach may cause us to breach customer contracts. Our agreements with certain customers may require us to use industry-standard or reasonable measures to safeguard personal information or confidential information. A security breach could lead to claims by our customers, their end-users, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us.
Because data security is a critical competitive factor in our industry, we make numerous statements in our customer contracts, privacy policies, terms of service, and marketing materials, providing assurances about the security of our platform including detailed descriptions of security measures we employ. Should any of these statements be untrue or become untrue, even in circumstances beyond our reasonable control, we may face claims of misrepresentation or deceptiveness by the FTC, state, federal, and foreign regulators, and private litigants.
We enter into agreements with our customers regarding our collection, processing, use, and disclosure of personal information in relation to the products we sell to them. Although we endeavor to comply with these agreements, we may at times fail to do so or may be perceived to have failed to do so, including due to the errors or omissions of our personnel and third-party service providers. If we fail to detect or remediate a security breach in a timely manner, or a breach otherwise affects a large amount of data of one or more customers, or if we suffer a cyberattack that impacts our ability to operate our platform, we may suffer damage to our reputation and our brand, and our business, financial condition and results of operations may be materially adversely affected. Further, although we maintain insurance coverage, our insurance coverage may not be adequate for data security breaches, indemnification obligations, or other liabilities. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. Our risks are likely to increase as we continue to expand our platform, grow our customer base, and process, store, and transmit increasingly large amounts of proprietary and sensitive data. Even if we eventually prevail in any such dispute, resolving them could be expensive and time-consuming to defend and could result in adverse publicity and reputational harm that could adversely affect our business, financial condition, and results of operations.
If our platform fails to function in a manner that allows our customers to operate in compliance with regulations and/or industry standards, our business, financial condition, and results of operations could be adversely affected.
Since our customers are able to upload data into our platform, we may host or otherwise process substantial amounts of personally identifiable information. Some of our customers may require our platform to comply with certain privacy, security and other certifications and standards. Our cloud-based platform holds various security certifications from industry organizations, designed to meet, in all material respects, the ISO 27001 standards. Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our applications. If we fail to maintain our current security certifications and/or to continue to meet security standards, or if we are unable to adapt our platform to changing legal and regulatory standards or other requirements in a timely manner, our customers may lose confidence in our platform, and our revenue, business, financial condition, and results of operations could be adversely affected.
We could face liability, or our reputation might be harmed, as a result of the activities of our customers, the content sent through our platform or the data they store on our servers.
We may be subject to potential liability for the activities of our customers on or in connection with the content or data they store on or send through our platform. Although our customer terms of use and our acceptable use policy, or AUP, prohibit, among other things, (1) illegal use of our platform and our products by our customers, (2) the use of our products for certain activities that do not comply with industry standards and guidelines outlined in our AUP, and (3) the use of our products in any manner that would infringe, misappropriate or otherwise violate the intellectual property rights of third parties, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of our terms of use, our AUP, applicable law or the customer’s own policies, which could subject us to liability and/or harm our reputation.
We do not have a process in place to systematically and comprehensively monitor the content, activities, or messages of our customers in connection with their use of our services, so inappropriate content may be sent to third parties, which could subject us to legal liability. Even if we comply with legal obligations to remove or disable certain content, our customers may continue to send messages through our platform that third parties may find hostile, offensive, or inappropriate. The activities of our customers or the content of our customers’ messages may lead us to experience adverse political, business, and reputational consequences, especially if such use is high profile. Conversely, actions we take in response to the activities of our customers or users, up to and including suspending their use of our platform or products, may harm our brand and reputation.
There are certain statutory and common law frameworks and doctrines that offer defenses against liability for customer activities, including the Digital Millennium Copyright Act, the Communications Decency Act, the fair use doctrine in the United States and the Electronic Commerce Directive in the EU. Although these and other statutes and case law in the United States offer certain defenses against liability from customer activities under U.S. copyright law or regarding secondary liability from TCPA or CAN-SPAM, they are subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and in any event we cannot assure you that we will be successful in asserting them. In addition, pending or recently adopted legislation in the EU may impose additional obligations or liability on us associated with content uploaded by users to our platform. Laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Even if ultimately resolved in our favor, we may become involved in related complaints, lawsuits or investigations which add cost to our doing business and may divert management’s time and attention or otherwise harm our reputation.
The standards that private entities and inbox service providers use to regulate and filter the use and delivery of email may interfere with the effectiveness of our platform and our ability to conduct business.
Many of our customers rely on email to communicate with their existing or prospective customers. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain “blacklists” of companies and individuals, and the websites, inbox service providers, and IP addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company’s IP addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blacklisting entity’s service or uses its blacklist.
From time to time, some of our IP addresses have become, and we expect will continue to be, listed with one or more blacklisting entities due to the messaging practices of our customers and other users. We may be at an increased risk of having our IP addresses blacklisted due to our scale and volume of email processed compared to our smaller competitors. While the overall percentage of such email solicitations that our individual customers send may be at or below reasonable standards, the total aggregate number of all emails that we process on behalf of our customers may trigger increased scrutiny from these blacklisting entities. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Because we fulfill email delivery on behalf of our customers, blacklisting of this type could undermine the effectiveness of our customers’ transactional email, email marketing programs, and other email communications, and could result in a decline in click through rates, all of which could have a material negative impact on our business, financial condition, and results of operations.
Additionally, inbox service providers can block emails from reaching their users. While we continually improve our own technology and work closely with inbox service providers to maintain our deliverability rates, the implementation of new or more restrictive policies by inbox service providers may make it more difficult to deliver our customers’ emails, particularly if we are not given adequate notice of a change in policy or struggle to update our platform or products to comply with the changed policy in a reasonable amount of time. In addition, some inbox service providers categorize as “promotional” emails that originate from email service providers and, as a result, direct them to an alternate or “tabbed” section of the recipient’s inbox. If inbox service providers materially limit or halt the delivery of our customers’ emails, or if we fail to deliver our customers’ emails in a manner compatible with inbox service providers’ email handling or authentication technologies or other policies, or if the open rates of our customers’

emails are negatively impacted by the actions of inbox service providers to categorize emails, then customers may question the effectiveness of our platform and cancel their subscriptions. This could harm our business, financial condition, and results of operations.
Risks Relating to Our Intellectual Property
Any failure to protect our proprietary technology and intellectual property rights could substantially harm our business, financial condition, and results of operations.
To be successful, we must protect our technology and brand in the United States and other jurisdictions through trademarks, trade secrets, patents, copyrights, service marks, invention assignments, contractual restrictions, and other intellectual property rights and confidentiality procedures. Despite our efforts to implement these protections, these measures may not protect our business or provide us with a competitive advantage for a variety of reasons, including:
•our failure to obtain patents and other intellectual property rights for important innovations or maintain appropriate confidentiality and other protective measures to establish and maintain our trade secrets;
•uncertainty in, and evolution of, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights;
•potential invalidation of our intellectual property rights through administrative processes or litigation;
•any inability by us to detect infringement or other misappropriation of our intellectual property rights by third parties; and
•other practical, resource, or business limitations on our ability to enforce our rights.
Further, the laws of certain foreign countries, particularly certain developing countries, do not provide the same level of protection of corporate proprietary information and assets, such as intellectual property (including, for example, patents, trademarks, trade secrets, copyrights), know-how, and records, as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights in foreign jurisdictions. Additionally, we may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and intellectual property, including technical data, data sets, or other sensitive information. Our efforts to enforce our intellectual property rights in such foreign countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition, and results of operations.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform and offerings.
Further, litigation may be necessary to enforce and protect our intellectual property or proprietary rights, or determine the validity and scope of proprietary rights claimed by others. Any litigation, whether or not resolved in our favor, could result in significant expense to us, divert the efforts of our technical and management personnel and result in counterclaims, including with respect to infringement of intellectual property rights by us. If we are unable to prevent third parties from infringing upon or misappropriating our intellectual property or are required to incur substantial expenses defending our intellectual property rights, our business, financial condition, and results of operations may be materially adversely affected.

In the future we may be party to intellectual property rights claims, disputes, and other litigation brought by others which are expensive to support, and if resolved adversely, could have a significant impact on us.
We compete in markets where there are a large number of patents, copyrights, trademarks, trade secrets, and other intellectual property and proprietary rights, as well as disputes regarding infringement of these rights. Many of the holders of patents, copyrights, trademarks, trade secrets, and other intellectual property and proprietary rights have extensive intellectual property portfolios and greater resources than we do to enforce their rights. As compared to our larger competitors, our patent portfolio is relatively undeveloped and may not provide a material deterrent to such assertions or provide us with a strong basis to counterclaim or negotiate settlements. Further, to the extent assertions are made against us by entities that hold patents but are not operating companies, our patent portfolio may not provide deterrence because such entities are not concerned with counterclaims.
Any intellectual property claims, with or without merit, that we may become involved with may require us to do one or more of the following:
•cease selling, licensing, or using products or features that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;
•make substantial payments for legal fees, settlement payments, subscription fee refunds, or other costs or damages, including indemnification of third parties;
•obtain a license or enter into a royalty agreement, either of which may not be available on reasonable terms or at all, in order to obtain the right to sell, offer to sell, import, make or use the relevant intellectual property; or
•redesign certain portions of the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.
Intellectual property infringement claims, with or without merit, are typically complex, time consuming, and expensive to resolve and would divert the time and attention of our management and technical personnel. These claims could also subject us to significant liability for damages, including treble damages if we are found to have willfully infringed third-party patents. It may enjoin us from continuing to use certain features or portions of allegedly infringing products or even the allegedly infringing products themselves. It may also result in adverse publicity, which could harm our reputation and ability to attract or retain customers or otherwise prevent us from competing effectively in the market. As we grow, we may experience a heightened risk of allegations of intellectual property infringement. An adverse result in any litigation claims against us could have a material adverse effect on our business, financial condition, and results of operations.
Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.
We use open source software in our products, and we expect to continue to incorporate open source software in our products in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products or to maintain the confidentiality of our proprietary source code. Moreover, we may encounter instances in which we have incorporated additional open source software in our proprietary software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. While we have adopted guidelines for the appropriate use of, and regularly audit our use of, open source software, these measures may not always be effective. If we were to combine or link our proprietary software products with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software products and allow others to use it at no cost. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products or put our proprietary source code at risk.
From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their products and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition, and results of operations, or require us to devote additional research and development resources to change our products. Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our platform. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our platform, we may be required to re-engineer our platform, discontinue the sale of affected products, or take other remedial actions, which may adversely affect our business, financial condition, and results of operations.
Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock
There has been no prior public market for our Series A common stock. The trading price of our Series A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, there has been no public market for shares of our Series A common stock. The initial public offering price of our Series A common stock will be determined through negotiation among the underwriters and us and may vary from the trading price of our Series A common stock following this offering. The market prices of the securities of other newly public companies have historically been highly volatile and markets in general have been highly volatile in light of the COVID-19 pandemic, the Russia-Ukraine conflict and other factors. The trading price of our Series A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•overall performance of the equity markets and/or publicly-listed technology companies;
•actual or anticipated fluctuations in our revenue or other operating metrics;
•our actual or anticipated operating performance and the operating performance of our competitors;
•the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;
•failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of securities analysts or investors;
•the economy as a whole and market conditions in our industry;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations; new products, services, or capabilities; acquisitions, strategic partnerships, or investments; joint ventures; or capital commitments;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to privacy and cybersecurity in the United States or globally;

•lawsuits threatened or filed against us;
•actual or perceived privacy or data security incidents;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses, products, services, or technologies by us or our competitors;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•any major change in our board of directors, management, or key personnel;
•other events or factors, including those resulting from war (including the Russia-Ukraine conflict), incidents of terrorism, pandemics (including the COVID-19 pandemic), or elections, or responses to these events;
•the expiration of contractual lock-up or market standoff agreements; and
•sales of additional shares of our Series A common stock by us or our stockholders.
In addition, stock markets, and the market for technology companies in particular, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Often, trading prices of many companies have fluctuated in ways unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.
Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the trading price of our Series A common stock could decline substantially. Such a trading price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.
We anticipate spending substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering and following this offering. The manner in which we fund these expenditures may have an adverse effect on our financial condition.
We anticipate that we will spend substantial funds to satisfy certain income tax withholding and remittance obligations when we settle our RSUs granted prior to the date of this prospectus, as well as those granted after the date of this prospectus. As of December 31, 2022,            of the RSUs that we have issued to date vest upon the satisfaction of both a time and service condition and a liquidity event condition prior to the expiration date applicable to the RSU. The time and service condition for the majority of our outstanding RSUs is typically satisfied over a period of four years. The liquidity event condition will be satisfied upon the effective date of this registration statement. When the RSUs vest, we will deliver one share of Series A common stock for each vested RSU on the settlement date for grants made after to this offering, and one share of Series B common stock for each vested RSU on the settlement date for grants made prior to this offering. The RSUs vest on the first date upon which both the time and service-based vesting condition and the liquidity event condition are satisfied, and upon vesting we anticipate withholding shares and remitting income taxes on behalf of the holders at the applicable statutory rates, which we refer to as net settlement. Based on the number of RSUs outstanding as of

December 31, 2022 for which the time and service condition has been satisfied on that date, and assuming the liquidity event condition had been satisfied on that date, we estimate that these income tax withholding and remittance obligations would be approximately $       million in the aggregate. We currently expect that the average of these withholding tax rates will be approximately      %, and the income taxes due would be based on the then-current value of the underlying shares of our Series B common stock. The amount of these obligations could be higher or lower, depending on the price of shares of our Series A common stock and the actual number of RSUs outstanding for which the time and service condition has been satisfied on the initial settlement date for those RSUs. To settle these RSUs on the initial settlement date, we would expect to deliver an aggregate of approximately      shares of our Series B common stock to the RSU holders after withholding an aggregate of approximately       shares of our Series B common stock. In order to fund certain tax withholding and remittance obligations on behalf of our RSU holders, we expect to use a portion of the net proceeds from this offering.
The dual series structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to this offering, including our directors, executive officers, and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval, and that may depress the trading price of our Series A common stock.
Our Series B common stock has ten votes per share, and our Series A common stock, which is the stock to be sold in this offering, has one vote per share. Following this offering, our directors, executive officers, and their affiliates, will beneficially own in the aggregate          % of the voting power of our capital stock as of December 31, 2022. Our founders, Andrew Bialecki and Edward Hallen, own          % and          %, respectively, of our Series B common stock and together           % of our Series B common stock as of December 31, 2022. After this offering, our founders individually or together are expected to continue to hold significant influence and control over matters requiring the vote of our stockholders including sale, merger or acquisition of the Company. Because of the ten-to-one voting ratio between our Series B and Series A common stock, the holders of our Series B common stock collectively could continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the seventh anniversary of the date of this prospectus, when all outstanding shares of Series A common stock and Series B common stock will convert automatically into shares of a single series of common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.
Future transfers by holders of Series B common stock will generally result in those shares converting to Series A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Series B common stock to Series A common stock will have the effect, over time, of increasing the relative voting power of those holders of Series B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Series B common stock could gain significant voting control as other holders of Series B common stock sell or otherwise convert their shares into Series A common stock.
We cannot predict the effect our dual series structure may have on the trading price of our Series A common stock.
We cannot predict whether our dual series structure will result in a lower or more volatile trading price of our Series A common stock, adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions affecting companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of a company’s voting rights in the hands of public stockholders. Under this policy, the dual series structure of our common stock could make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Series A common stock. These policies are relatively new and it is unclear what effect, if any, they will have or continue to have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual series structure of our common stock, we may be excluded from certain indices, and other stock indices may take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices could preclude investment by many of these funds and could make our Series A common stock less attractive to other investors. As a result, the trading price of our Series A common stock could be adversely affected.
An active trading market for our Series A common stock may never develop or be sustained.
We intend to apply to list our Series A common stock on the New York Stock Exchange. However, there has been no prior public trading market for our Series A common stock. An active trading market for our Series A common stock may not develop on that exchange or elsewhere and, if developed, a market may not be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Series A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Series A common stock when desired, or the prices that you may obtain for your shares.
We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Series A common stock less attractive to investors.
We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:
•not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
•reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and
•exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:
•the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;
•the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;
•the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
We cannot predict if investors will find our Series A common stock less attractive if we choose to rely on the exemptions afforded emerging growth companies. If some investors find our Series A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Series A common stock and the trading price of our Series A common stock may be more volatile.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the trading price of our Series A common stock and trading volume could be adversely affected.
The trading market for our Series A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Series A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Series A common stock or publish inaccurate or unfavorable research about our business, our Series A common stock trading price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Series A common stock could decrease, potentially causing our Series A common stock trading price and trading volume to decline.
Sales of substantial amounts of our Series A common stock in the public markets, such as when lock-up restrictions in connection with this offering are released, or the perception that sales might occur, could cause the trading price of our Series A common stock to decline.
Sales of a substantial number of shares of our Series A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the trading price of our Series A common stock to decline. Based on the total number of outstanding shares of our common stock as of December 31, 2022, upon completion of this offering, we will have outstanding a total of               shares of Series A common stock and           shares of Series B common stock. This assumes no exercise of outstanding options and gives effect to the net issuance of common stock issuable pursuant to the vesting and settlement of RSUs for which the time and service condition was satisfied as of December 31, 2022, and the issuance of               shares of Series A common stock on the completion of this offering.
Substantially all of our securities outstanding prior to the completion of this offering are currently restricted from resale as a result of lock-up and market standoff agreements. See the section titled “Shares Eligible for Future Sale” for additional information. These securities will become available to be sold 180 days after the date of the final prospectus relating to this offering.           may, in their discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Sales of a substantial number of these shares upon expiration of the lock-up and market standoff agreements, the perception that such sales may occur or early release of these agreements could cause the trading price of our Series A common stock to fall or make it more difficult for you to sell your shares of Series A common stock at a time and price that you deem appropriate. Shares held by directors, executive officers, and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act, and various vesting agreements.
In addition, as of December 31, 2022, we had            options outstanding that, if fully exercised, would result in the issuance of shares of Series B common stock, as well as            shares of common stock subject to RSU awards. All of the shares of Series B common stock issuable upon the exercise of stock options, subject to RSU awards and the shares reserved for future issuance under our equity incentive plans will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to existing lock-up or market standoff agreements, volume limitations under Rule 144 for our executive officers and directors and applicable vesting requirements.
Following this offering, the holders of up to            shares of our Series B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Series A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Series A common stock to decline or be volatile.
Because the initial public offering price of our Series A common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.
The initial public offering price of our Series A common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Series A common stock in this offering, you will experience immediate dilution of $          per share, representing the difference between the price per share you pay for our Series A common stock and the pro forma net tangible book value per share as of December 31, 2022, after giving effect to the issuance of shares of our Series A common stock in this offering. See the section titled “Dilution.”
Our management will have broad discretion in the use of proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in “Use of Proceeds” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Due to the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could adversely affect our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government. Our investments may not yield a favorable return to our investors. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, and financial condition could be adversely affected.
Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans, or otherwise will dilute all other stockholders and could negatively affect our results of operations.
We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, consultants, and advisors under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Series A common stock to decline. Any additional grants of equity awards under our stock incentive plans will also increase stock-based compensation expense and negatively affect our results of operations. Commencing in the fourth quarter of 2020, we began granting RSUs to employees. RSUs vest upon the satisfaction of both a time and service condition and a liquidity event condition. In the quarter that we complete this initial public offering, we will record stock-based compensation expense for all RSUs that have met the time and service condition to date using the accelerated attribution method. As of December 31, 2022, no stock-based compensation expense had been recognized for RSUs because the liquidity event condition had not occurred. If our initial public offering had occurred on December 31, 2022, we would have recognized $           million of cumulative stock-based compensation expense on that date.
We do not intend to pay dividends on our Series A common stock in the foreseeable future and, consequently, the ability of Series A common stockholders to achieve a return on investment will depend on appreciation in the trading price of our Series A common stock.
We have never declared or paid any cash dividends on our capital stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Series A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
Market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. The size of our addressable market depends on a number of factors, including the desire of businesses to differentiate themselves through digital customer engagement, partnership opportunities, changes in the competitive landscape, technological changes, data security and privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate. Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all, which could cause the trading price of our Series A common stock to decline or be volatile.
Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the trading price of our Series A common stock.
Provisions that will be in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, will include provisions that:
•provide that our board of directors will be classified into three classes of directors with staggered three-year terms;
•permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;
•require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
•provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•provide for a dual series common stock structure where holders of our Series B common stock are able to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Series A and Series B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;
•provide that the board of directors is expressly authorized to alter or repeal our amended and restated bylaws; and
•contain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the Delaware General Corporation Law, or DGCL, may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.
Our amended and restated bylaws will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could potentially limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders;
•any action asserting a claim arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (including the interpretation, validity or enforceability thereof); or
•any action asserting a claim that is governed by the internal affairs doctrine, or the Delaware Forum Provision.
The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of lawsuits against us and our directors, officers, and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
General Risk Factors
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to support compliance with our public company responsibilities and corporate governance practices.
As a public company, we will incur significant finance, legal, accounting, and other expenses, including director and officer liability insurance, that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, stock exchange listing requirements, and other applicable securities rules and regulations impose various requirements on public companies in the United States. Our management and other personnel are expected to devote a substantial amount of time to support compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition, and results of operations.
Actual events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership followed by First Republic Bank on May 1, 2023. Although a statement by the Department of the Treasury, the Federal Reserve, and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit, and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not currently a borrower or party to any such instruments with SVB, Signature or any other financial institution currently in receivership, if any of our future lenders or counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers, or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.
Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S.

Department of Treasury, FDIC, and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC, and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.
Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.
The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations, financial condition, and results of operations. These could include, but may not be limited to, the following:
•Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;
•Delayed or lost access to, or reductions in borrowings available under revolving existing credit facilities or other working capital sources and/or delays, inability, or reductions in our ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;
•Potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements;
•Potential or actual breach of financial covenants in our credit agreements or credit arrangements;
•Potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or
•Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.
In addition, investor concerns regarding the United States or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations, financial condition, and results of operations.

Our business is subject to the risks of earthquakes, fire, floods, and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches, or terrorism.
Our corporate headquarters are located in Boston, Massachusetts, and we have employees elsewhere in the United States. We also have offices in the United Kingdom and Australia. A significant natural disaster, such as an earthquake, fire, or flood, occurring at our headquarters, at one of our other facilities or where a partner is located, could adversely affect our business, results of operations, and financial condition. Further, if a natural disaster or man-made problem were to affect our third-party vendors, it could adversely affect the ability of our customers to use our platform. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies, or the world economy as a whole. Health concerns or political or governmental developments in countries where we or our customers and vendors operate could result in economic, social, or labor instability and could have a material adverse effect on our business, results of operations, and financial condition.
Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations in part or in full and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations, and financial condition.
Climate change may have a long-term impact on our business.
We recognize that there are inherent climate-related risks wherever business is conducted. Any of our primary office locations may be vulnerable to the adverse effects of climate change. For example, our offices globally may experience climate-related events at an increasing frequency, including drought, water scarcity, heat waves, cold waves, wildfires, and resultant air quality impacts and power shutoffs associated with wildfire prevention. While this danger currently has a low-assessed risk of disrupting our normal business operations, it has the potential to disrupt employees’ abilities to commute to work or to work from home and stay connected effectively. Furthermore, it is more difficult to mitigate the impact of these events on our employees to the extent they work from home. Climate-related events, including the increasing frequency of extreme weather events and their impact on the critical infrastructure of the United States, Europe, and other major regions, have the potential to disrupt our business, our third-party suppliers and/or the business of our customers, and may cause us to experience higher attrition, losses, and additional costs to maintain or resume operations. Regulatory developments, changing market dynamics and stakeholder expectations regarding climate change may impact our business, financial condition, and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements other than statements of historical fact included in this prospectus, including statements regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our expectations regarding our revenue, expenses, and other operating results;
•our ability to acquire new customers and grow our customer base;
•our ability to successfully retain existing customers and expand sales within our existing customer base;
•our ability to increase usage of our platform and upsell and cross-sell additional products and communications channels;
•our ability to move up market and address enterprise and other larger customers;
•launching new products and adding new product capabilities;
•future investments in developing and enhancing our platform and our business;
•our expectations regarding our ability to expand internationally;
•our ability to add more use cases to our platform and increase our presence in other verticals;
•our anticipated capital expenditures and our estimates regarding our capital requirements;
•the estimated size of our addressable market opportunity for our platform;
•investments in our selling and marketing efforts and our ability to promote our brand;
•expectations regarding our integrations with third-party platforms, including Shopify;
•our ability to compete effectively with existing competitors and new market entrants;
•our reliance on our senior management team and our ability to identify, recruit, and retain skilled personnel;
•our growth strategies for our platform and our ability to effectively manage our growth;
•economic and industry trends and other macroeconomic factors, such as fluctuating interest rates and rising inflation, including the impact on our customer spending and consumer spending generally; and
•the impact of the COVID-19 pandemic or future global pandemics and other global financial, economic, and political events on our industry, business, and results of operations.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on management’s current beliefs and our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

INDUSTRY AND MARKET DATA
This prospectus contains statistical data, estimates, and forecasts regarding our industry that are based on various sources, including independent industry publications and other publicly available information, as well as other information based on our internal sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic, and competitive uncertainties beyond our control, but we believe they generally indicate size, position, and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates, and you are cautioned not to give undue weight to these estimates. As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.
Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. The source of these independent industry publications is provided below:
•Statista Inc., Projected number of firms in the United States from 2019 to 2026, by firm size, January 2020.
•Analysys Mason, SMB Business Counts Model, June 2023.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of our Series A common stock that we are selling in this offering will be approximately $        million (or approximately $        million if the underwriters’ option to purchase additional shares is exercised in full), based upon an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $        million, assuming that the number of shares of Series A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our Series A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Series A common stock, and enable access to the public equity markets for our stockholders and us. We currently intend to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes and to fund our growth strategies discussed in this prospectus, including continued investments in our business globally. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies, or other assets. We do not, however, have any agreements or commitments to enter into any acquisitions or investments at this time.
We intend to use a portion of the net proceeds we receive from this offering to satisfy the anticipated tax withholding and remittance obligations of approximately $        million related to the settlement of our outstanding RSUs in connection with this offering, based on        RSUs outstanding for which the time and service-based vesting condition has been satisfied as of December 31, 2022, the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and an assumed        % tax withholding rate. Each $1.00 increase or decrease in the assumed initial public offering of $      price per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU settlement by approximately $        million. In addition, a 1% increase or decrease in the tax withholding rate would increase or decrease the amount of tax withholding and remittance obligations related to the RSU settlement by $         million.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending the use of proceeds from this offering as described above, we plan to invest a portion of the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY
We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings, if any, to fund the development and expansion of our business and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, any contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth cash and restricted cash, as well as our capitalization, as of December 31, 2022 as follows:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the reclassification of our outstanding common stock as Series B common stock and the authorization of our Series A common stock, (iii) the net issuance of     shares of our Series B common stock issuable pursuant to the vesting and settlement of RSUs for which the time and service condition was satisfied as of December 31, 2022, and for which we expect the liquidity event condition to be satisfied in connection with this offering, after withholding an aggregate of     shares to satisfy associated estimated income tax obligations (based on an assumed     % tax withholding rate), (iv) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, as if such actions had occurred on December 31, 2022, and (v) $     million of cumulative share-based compensation expense related to the RSUs for which the time and service condition was satisfied as of December 31, 2022 and for which we expect the liquidity event condition to be satisfied in connection with this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of     shares of our Series A common stock in this offering, based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our consolidated financial statements and related notes, and the section titled

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of December 31, 2022
	Actual	Pro Forma	Pro Forma as Adjusted
(in thousands, except share and per share data)
Cash and restricted cash	$	$	$
Redeemable common stock
Redeemable common stock, $0.001 par value, shares issued and outstanding at December 31, 2022
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 316,000,000 shares authorized,          shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted

Series A common stock, $0.001 par value; no shares authorized, issued and outstanding, actual;     shares authorized, no shares issued and outstanding, pro forma; and     shares authorized,     shares issued and outstanding, pro forma as adjusted

Series B common stock, $0.001 par value; no shares authorized, issued and outstanding, actual;     shares authorized, no shares issued and outstanding, pro forma; and     shares authorized,     shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income (loss)
Accumulated deficit
Total stockholders’ equity (deficit):
Total capitalization	$	$	$
Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and restricted cash, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Series A common stock offered by us would increase or decrease, as applicable, our cash and restricted cash, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $     million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma column in the table above is based on no shares of our Series A common stock and      shares of our Series B common stock outstanding as of December 31, 2022, and excludes:
•     shares of our Series B common stock issuable upon the exercise of options to purchase shares of our Series B common stock that were outstanding as of December 31, 2022, with a weighted-average exercise price of $           per share;
•     shares of our Series B common stock that are issuable in connection with the settlement of RSUs upon the satisfaction of both a time and service condition and a liquidity event condition outstanding as of December 31, 2022, for which the time and service condition was not yet satisfied as of December 31, 2022;
•     shares of our Series B common stock that are issuable in connection with the settlement of RSUs upon satisfaction of both a time and service condition and a liquidity event condition that were granted after December 31, 2022;
•     shares of our Series B common stock issuable upon the exercise of common stock warrants held by Shopify Strategic outstanding as of December 31, 2022, with a weighted-average exercise price of $0.01 per share, of which            will become fully vested and exercisable upon the consummation of this offering;
•     shares of our Series B common stock issuable upon the exercise of the Investment Option;
•     shares of our Series B common stock reserved for future issuance pursuant to the 2015 Plan; and
•     shares of our Series A common stock reserved for future issuance under our 2023 Plan.
Our 2023 Plan provides for annual automatic increases in the number of shares of our Series A common stock reserved thereunder and increases to the number of shares of our Series A common stock that may be granted thereunder based on shares underlying any awards under our 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION
If you invest in our Series A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Series A common stock and the pro forma as adjusted net tangible book value per share of our Series A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Series A common stock in this offering and the pro forma as adjusted net tangible book value per share of Series A common stock immediately after completion of this offering.
Our pro forma net tangible book value as of December 31, 2022 was $     million, or $     per share, based on the total number of shares of our common stock outstanding as of December 31, 2022, after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the reclassification of our outstanding common stock as Series B common stock and the authorization of our Series A common stock, (iii) the net issuance of     shares of our Series B common stock issuable pursuant to the vesting and settlement of RSUs for which the time and service condition was satisfied as of December 31, 2022, and for which we expect the liquidity event condition to be satisfied in connection with this offering, after withholding an aggregate of          shares to satisfy associated estimated income tax obligations (based on an assumed     % tax withholding rate), (iv) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, as if such actions had occurred on December 31, 2022, and (v) $     million of cumulative share-based compensation expense related to the RSUs for which the time and service condition was satisfied as of December 31, 2022 and for which we expect the liquidity event condition to be satisfied in connection with this offering.
After giving effect to the sale by us of     shares of our Series A common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been $     million, or $     per share. This represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and immediate dilution of $     per share to investors purchasing shares of our Series A common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2022	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma net tangible book value per share to new investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $     , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $     , assuming that the number of shares of our Series A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs.

In addition, to the extent any outstanding options to purchase Series B common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares of our Series A common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $     per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $     per share.
The following table presents, on a pro forma as adjusted basis as of December 31, 2022, the differences between the existing stockholders and the new investors purchasing shares of our Series A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock, and the average price per share paid or to be paid to us at an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
(in thousands)
Existing stockholders		%	$	%	$
Investors purchasing shares of our Series A common stock in this offering
Total		100%	$	100%
Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million, assuming that the number of shares of Series A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options to purchase Series B common stock are exercised, new investors will experience further dilution.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Series A common stock. If the underwriters exercise their option to purchase additional shares of Series A common stock in full from us, our existing stockholders will own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.
The number of shares of our Series A common stock and Series B common stock that will be outstanding after this offering is based on no shares of our Series A common stock and     shares of our Series B common stock outstanding as of December 31, 2022 and the net issuance of Series B common stock issuable pursuant to the vesting and settlement of RSUs for which the time and service condition was satisfied as of December 31, 2022, and excludes:
•     shares of our Series B common stock issuable upon the exercise of options to purchase shares of our Series B common stock that were outstanding as of December 31, 2022, with a weighted-average exercise price of $           per share;
•     shares of our Series B common stock that are issuable in connection with the settlement of RSUs upon the satisfaction of both a time and service condition and a liquidity event condition outstanding as of December 31, 2022, for which the time and service condition was not yet satisfied as of December 31, 2022;

•     shares of our Series B common stock that are issuable in connection with the settlement of RSUs upon satisfaction of both a time and service condition and a liquidity event condition that were granted after December 31, 2022;
•     shares of our Series B common stock issuable upon the exercise of common stock warrants held by Shopify Strategic outstanding as of December 31, 2022, with a weighted-average exercise price of $0.01 per share, of which            will become fully vested and exercisable upon the consummation of this offering;
•     shares of our Series B common stock issuable upon the exercise of the Investment Option;
•     shares of our Series B common stock reserved for future issuance pursuant to the 2015 Plan; and
•     shares of our Series A common stock reserved for future issuance under our 2023 Plan.
Our 2023 Plan provides for annual automatic increases in the number of shares of our Series A common stock reserved thereunder and increases to the number of shares of our Series A common stock that may be granted thereunder based on shares underlying any awards under our 2015 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
To the extent that any outstanding options or warrants to purchase our Series B common stock are exercised, outstanding RSUs vest or new awards are granted under our equity compensation plans, or the Investment Option is exercised, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion is intended to help the reader understand our Company, our operations, and our present business environment, and contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Unless the context otherwise requires, all references in this report to “Klaviyo,” the “Company,” “we,” “our,” “us,” or similar terms refer to Klaviyo, Inc. and its subsidiaries. See the section titled “Select Defined Terms” for definitions of ARR, CAC, KAV, NRR, and other defined terms used in this section.
Overview
We founded Klaviyo in 2012 to provide businesses of all sizes with powerful technology that captures, stores, analyzes, and predictively uses their own data to drive measurable, high-value outcomes. Klaviyo enables businesses to drive revenue growth by making it easy to bring their first-party data together and use it to create and deliver highly personalized consumer experiences across digital channels.
Our modern and intuitive SaaS platform combines our proprietary data and application layers into one vertically-integrated solution with advanced machine learning and artificial intelligence capabilities. This enables business users of any skill level to harness their data in order to send the right message at the right time across email, SMS, and push notifications, more accurately measure and predict performance, and deploy the specific actions and campaigns that drive the highest impact. Our reviews add-on allows our customers to collect product reviews within our platform to provide a seamless experience across the customer lifecycle. By combining easy implementation, rapid time-to-value, and clearly attributable outcomes, which we measure and refer to as KAV, we drive substantial return-on-investment, or ROI, for our customers. We focused on marketing automation within eCommerce as our first application use case, and we believe our software is highly extensible across a broad range of functions and verticals. As of December 31, 2022, our platform had efficiently scaled to over 110,000 customers and delivered over $37 billion of aggregate KAV to our customers in 2022.
Since we were founded in Boston, Massachusetts by Andrew Bialecki and Edward Hallen, we have been able to reach significant scale, with revenue of $472.7 million for the year ended December 31, 2022. Efficiency is part of our DNA. Of the $454.8 million in capital we have raised since our inception, we have utilized only $67.9 million in the operation of our business as of December 31, 2022. Over this time period we have achieved a number of key milestones, which are highlighted in the chart below:

Company milestones

2012
Klaviyo was founded
2014
We surpassed 100 customers
2015
We received SAFE financing led by Accomplice
2016
We raised capital in a funding round led by Astral Capital
We surpassed 1,000 customers
2017
We launched a partnership with BigCommerce
2018
We surpassed 10,000 customers
2019
We raised capital in a funding round led by Summit Partners
We opened our London office
2020
We raised capital in a funding round led by Accel and Summit Partners
2021
We raised capital in a funding round led by Sands Capital
We successfully launched our SMS product
We announced a native integration with Prestashop
We launched a partnership with WooCommerce
2022
We entered a strategic partnership with Shopify, including a capital investment
We made our first acquisition, Napkin.io
We launched a partnership with Wix
We opened our Sydney office to cover APAC
2023
Today, we serve over 110,000 customers

We generate revenue through the sale of subscriptions to our customers for the use of our platform. Our subscription plans are tiered based on the number of active consumer profiles stored on our platform and the number of emails and SMS messages sent. We currently permit our customers to send unlimited push notifications, which are included as part of our email subscription plan. Active consumer profiles are identified profiles that can be reached via at least one enabled marketing channel in Klaviyo; this means the profile is not suppressed, either by revoking consent or being rendered undeliverable. The vast majority of our subscription plans today are monthly.
Our land-and-expand strategy is designed to align our success with that of our customers. As our customers’ businesses grow, they utilize more active consumer profiles and send more emails and SMS messages, which naturally increases their usage of our platform. Our revenue also expands when our customers add additional channels, such as SMS, and additional use cases, such as reviews, or when their other brands, business units, and geographies start using the platform.
Our approach has enabled us to efficiently scale to over 110,000 customers as of December 31, 2022. We have a diversified customer base with no meaningful customer concentration, with our top 10 customers representing only 1.1% of our ARR as of December 31, 2022. Today, our customers primarily operate within the retail and eCommerce vertical. Due to the flexibility and adaptability of our technology, we also see organic demand growth from customers in other verticals, such as education, events and entertainment, restaurants, and travel, as well as from B2B companies. Based upon our available data today, we estimate verticals outside of retail represented less than 5% of our revenue for the year ended December 31, 2022. We define customers outside of retail as those customers who have an identified industry outside of retail, either through in-product selection or as part of the sales process. When we first launched Klaviyo, we intentionally focused on serving entrepreneurs and SMBs, as these businesses stood to benefit most from our powerful solution, which is easy to implement and use. As our customers have scaled and become mid-market companies and larger enterprises themselves, their success with

Klaviyo has attracted more interest from similarly sized businesses that are looking to drive better engagement with their consumers. As such, we have continued to build out a sales team to focus on acquiring new mid-market and enterprise customers. We define SMBs as businesses with $100,000 to $20 million in gross merchandise value, or GMV. We define mid-market companies as businesses with $20 million to $400 million in GMV; and we define large enterprises as businesses with over $400 million in GMV. We define GMV as the amount of revenue our customers generate through their eCommerce stores. We do not net refunds or chargebacks from our calculation of GMV. As of December 31, 2022 we had 1,085 customers generating over $50,000 of ARR, representing growth of over 100% year-over-year.
Our product-led growth motion has helped build a highly efficient go-to-market engine powered by our strong platform and fast time to value, with limited reliance on professional services teams for implementation. We primarily attract new customers through inbound channels, such as word-of-mouth, agency partnerships, and platform partnerships. Many of our customers come through our self-service channel by simply signing up for our platform without the need for a salesperson's involvement. We measure our new ARR generated primarily through our self-serve channels and from our sales-enabled channels, which include inbound channels, outbound channels, and our agency partnerships. For the year ended December 31, 2022, all of these channels were of relatively equal importance to fuel our efficient go-to-market engine.
Factors Affecting Our Future Performance
We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including the following factors:
Growth in New Customers
Attracting new customers to our platform is a key driver of our revenue growth strategy. We have successfully grown our retail and eCommerce customer base and believe we have significant room to expand within this vertical as well as expand into other industries, including education, events and entertainment, restaurants, and travel as well as from B2B customers. The success of our investments to-date are reflected in the quality of our platform, which has led to our highly-efficient customer acquisition strategy, with a CAC payback period of only 14 months for the quarter ended March 31, 2023. Our ability to attract new customers will depend on a number of factors, including our ability to innovate, the effectiveness and pricing of our new and existing products and capabilities, and the success of our selling and marketing efforts.
Expansion of Revenue From Our Existing Customer Base
We believe our product-led growth strategy enables us to efficiently expand penetration within our existing customer base. We are focused on making our platform intuitive and exceptionally easy-to-deploy, driving our customers to expand their usage of our platform in a self-serve manner. We focus on expansion in three primary ways. First, as our customers increase their usage of our platform through the number of active consumer profiles they have and email and SMS messages they send, they move to higher subscription tiers. Second, we cross-sell additional communication channels, such as SMS to customers who started on our platform with our email offering, as well as add-ons, such as reviews. Finally, we sell our platform to our customers’ other brands, business units, and geographies. Going forward, our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solutions and the ability of our customers to attract new consumers. We expect these three forms of revenue expansion to continue in the future.
The success of our land-and-expand strategy is evidenced by our attractive NRR of 119% as of March 31, 2023, and is further illustrated in the chart below showing ARR contribution by annual customer cohort. Each cohort represents the customers that have made their first purchase of our products in a given fiscal year.

ARR contribution by cohort

2022
2021
2020
2019
2018
2017
2016
2015 AND BEFORE*
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

*ARR for these periods was de minimis.

We have seen consistent growth across our cohorts, including those from 2020 and 2021 that were more impacted by the COVID-19 pandemic given the growth in eCommerce, as well as our 2022 cohort where the impact was substantially reduced. For example:
•Our Q1 2022 Cohort expanded by 128% in the first 12 months;
•Our Q1 2021 Cohort expanded by 123% in the first 12 months and 150% after 24 months; and
•Our Q1 2020 Cohort expanded by 133% in the first 12 months and 162% after 24 months and 192% after 36 months.
We show first quarter performance across three recent cohorts because the Q1 2022 cohort is our first full quarter where the impact of the COVID-19 pandemic was reduced and where we can measure the full year performance of that cohort in comparison to the performance of our Q1 cohorts for each of 2020 and 2021.
Growth with Larger Customers
When we first launched our platform, we intentionally focused on serving entrepreneurs and SMBs based on the need we saw for a simple and easy-to-use, yet powerful solution for customers in this category, and the large market opportunity within this group of customers. As our customers have scaled and become mid-market companies and larger enterprises themselves, their success with Klaviyo has attracted more interest from similarly sized businesses that are looking to drive better engagement with their consumers. This has encouraged our sales teams to move up-market, which is reflected by our 1,085 customers generating over $50,000 of ARR as of December 31, 2022, representing growth of over 100% year-over-year. Our ability to continue to move up market is dependent on a number of factors, including our ability to further adapt our platform to the needs of larger accounts, the effectiveness of our sales team, and pricing.

International Expansion
We believe we have significant expansion opportunities in international markets. We started by serving customers in North America and, in 2019, we expanded our operations to London, England to penetrate the European region. In 2022, we opened our office in Sydney, Australia to capitalize on the opportunities in Asia Pacific. Although we only recently expanded to these regions, we have already experienced significant growth with international sales outside of the Americas accounting for 29.3% of our revenue for the year ended December 31, 2022. We believe that the introduction of additional languages and currencies to our platform will increase our efficacy and ease of use in other regions, as our platform is currently only available in English and US Dollars.
Investment in Innovation and Product Development
Since our inception, we have been focused on product innovation, seeking to create what we believe is the best software solution for our customers. We originally launched our platform with email messaging as our first channel. Since then, we have successfully added other channels, such as SMS and push notifications, as well additional use cases, such as reviews. Our continued success depends on our ability to sustain product and technology innovation to continue delivering value to our customers. As technology and consumer preferences change, we believe that our ability to drive continuous product innovation will be critical to attract and retain customers and drive revenue growth.
Increased Adoption of Our SMS Offering
We have seen notable success in the expansion of our platform with our SMS offering, which launched in 2021. The number of customers that use our SMS offering represented 13.7% of our customers as of December 31, 2022, which was an increase from 8.5% as of December 31, 2021. Once customers adopt our SMS offering, they typically grow their usage over time as they gain comfort and confidence in the new channel. Although our SMS offering has higher associated communication sending costs, which could adversely impact our overall gross margin, these gross margin impacts could be partially offset by our continued work on data storage architecture and gaining further leverage on costs with our increased scale. We believe we will see our overall gross profit dollars increase as customers send more SMS messages if our SMS offering continues to gain traction.
Expansion into New Industry Verticals and Use Cases
As more customers use our platform, we are seeing organic demand from customers in other verticals, such as education, events and entertainment, restaurants, and travel, as well as from B2B companies. While we started with consumer engagement as our initial use case in the retail and eCommerce vertical, we see a large opportunity into other products and verticals. Without an active sales motion, we have attracted customers from verticals other than retail and eCommerce, which indicates the strong interest and applicability of our platform to new verticals. We have begun to explore ways to serve these new verticals more intentionally, and to that end we launched Klaviyo for Wellness in June 2023. Our Wellness solution is tailored for fitness studios, salons, and other client-based services within the vertical and further leverages our integrations with key providers in the space, including Mindbody, Zenoti, and Boulevard. With Klaviyo for Wellness, businesses can use our platform to drive advanced automation, personalized marketing campaigns, and customer segmentation to deliver personalized experiences and drive growth. In the future, we intend to more actively invest in addressing new industry verticals and product use cases.
Seasonality
Generally, demand for our services increases during the fourth quarter as our customers run more marketing campaigns and deploy marketing spend as a result of increased consumer spending patterns during the holiday shopping season. This is specifically prominent within the retail and eCommerce sector in which the majority of our customers operate today. Given our revenue model allows our customers to scale usage as needed, our sequential revenue growth has been historically stronger in the fourth quarter of each year compared to the revenue growth we see in other quarters. Our customers utilize the SMS offering in particular during the holidays; as such, to the extent that the SMS offering grows in proportion to our other channels, we expect that we would see further seasonality. We believe seasonality may continue to impact our quarterly results going forward.
Components of Results of Operations
Revenue
A significant majority of our revenues are derived from sales of subscriptions, which are comprised of fees paid by customers to access our cloud-based software platform for storing consumer's first-party data and using it to create and deliver personalized and targeted email and SMS marketing services. A small portion of our revenue is currently derived from professional services. For more information on how we recognize our revenues, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition.”
Cost of Revenue
Our costs of revenue primarily consist of cloud-based infrastructure costs, outbound communication sending costs, employee-related costs including payroll, benefits, bonuses, and stock-based compensation expense related to our customer support team, amortization of capitalized internal-use software development costs, and allocated overhead costs, including rent, facilities, depreciation, and costs related to information technology.
We expect our cost of revenue to increase in dollar amount as we continue to invest in our platform infrastructure and support, acquire new customers, and existing customers increase their usage of our platform.
Gross Profit
Our gross profit represents revenue, less all costs of revenue.
We expect our gross profit to increase over time due to an increase in revenue. We expect our gross margin to remain consistent in the near term, but it could fluctuate in the long term due to timing of investments and expected increases in our cloud-based infrastructure costs and outbound communication sending costs, including email and SMS, as our customers increase usage of our platform and capabilities. We expect to continue to optimize inputs to our cost of revenue through continued work on data storage architecture and gaining further leverage on costs with our increased scale.
Selling and Marketing
Our selling and marketing costs primarily consist of employee-related costs including payroll, benefits, bonuses, and stock-based compensation; sales commissions, partnership expenses for revenue sharing agreements, including to Shopify, other commerce platform partners, and agency partners; as well as costs associated with advertising and marketing activities. Sales commissions are considered an incremental cost to obtain contracts with customers and these costs are deferred and amortized over the expected benefit period. On July 28, 2022, we entered into a collaboration agreement and strategic partnership with Shopify, pursuant to which we issued the Shopify Warrants in exchange for promotion of Klaviyo marketing services with customers within the Shopify ecosystem. In accordance with relevant accounting policies, we recognize a prepaid marketing expense in connection with the Shopify Warrants. This prepaid marketing expense represents the probable future economic benefit to be amortized over a seven-year expected benefit period and is recorded based on the fair value of the warrants on the grant date.
We expect to continue to make investments in our selling and marketing organization, and expect selling and marketing expense to remain our largest operating expense in dollar amount. Selling and marketing expense may fluctuate from period to period depending on the extent and timing of our marketing initiatives. We expect selling and marketing expense to increase in dollar amount but decrease as a percentage of revenue over the longer term. In the short term, we expect selling and marketing costs to increase as we increase headcount in our go-to-market team, grow into new markets, and pay more in partnership fees to Shopify and other partners as we continue to grow.
Research and Development
Our research and development costs primarily consist of employee-related costs associated with research and development staff, including payroll, benefits, bonuses, and stock-based compensation. We capitalize a portion of our research and development costs that meets the criteria for capitalization of internal-use software. All other research and development costs are expensed as incurred.
We believe continued investment and innovation in our platform, capabilities, and offerings are important for our growth and, as such, expect our research and development costs to continue to increase in dollar amount but remain consistent as a percentage of revenue for the foreseeable future. This percentage may fluctuate from period to period depending on the timing and amount of these expenses.
General and Administrative
Our general and administrative expenses consist of employee-related costs including payroll, benefits, bonuses, and stock-based compensation in general corporate functions; procurement, accounting and finance, tax, legal, information technology, project management, and human resources, as well as costs associated with these functions' use of facilities and equipment, such as depreciation expense, professional fees, and other general corporate costs. Credit card processing fees are also part of general and administrative expenses.
We expect general and administrative expenses to increase in the near term as a result of operating as a public company, including expenses associated with compliance with the rules and regulations of the Securities and Exchange Commission, and an increase in legal, audit, insurance, investor relations, professional services and other administrative expenses. Further, we expect an increase in dollar amount of credit card processing fees in line with the expected increase in revenue for the foreseeable future. As a result, we expect our general and administrative expenses to increase in dollar amount for the foreseeable future but to generally decrease as a percentage of our revenue over the longer term as we scale our business. This percentage may fluctuate from period to period depending on the timing and amount of our general and administrative expenses, including in the short term as we expect to incur increased costs in connection with our initial public offering and heightened compliance requirements associated with operating as a public company. These expenses include increased professional service costs, the increased cost of directors’ and officers’ liability insurance, and costs associated with increasing our employee headcount in certain departments, such as accounting, internal audit, and investor relations.
Interest Income
Interest income consists of income earned from our cash deposits held in interest-bearing accounts.
Provision for Income Taxes
Provision for income taxes consists primarily of income taxes related to U.S. states and foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on our U.S. federal and state net deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Segments
We operate our business through one reportable segment, as well as one business activity, providing software that brings consumers’ first-party data together and uses it to create and deliver highly personalized consumer experiences across digital channels.
Results of Operations
The following tables set forth our results of operations for the fiscal years presented and express the relationship of certain line items as a percentage of revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,		2022 vs. 2021 Change		% of Revenue
	2022	2021	$	%	2022	2021
($ in thousands)
Consolidated Statements of Operations
Revenue	$472,748	$290,640	$182,108	62.7%	100.0%	100.0%
Cost of revenue(1)	128,025	84,696	43,329	51.2%	27.1%	29.1%
Gross profit	344,723	205,944	138,779	67.4%	72.9%	70.9%
Operating expenses:
Selling and marketing(1)	213,848	156,342	57,506	36.8%	45.2%	53.8%
Research and development(1)	104,077	65,599	38,478	58.7%	22.0%	22.6%
General and administrative(1)	81,834	63,236	18,598	29.4%	17.3%	21.8%
Total operating expenses	399,759	285,177	114,582	40.2%	84.6%	98.1%
Operating loss	(55,036)	(79,233)	24,197	(30.5)%	(11.6)%	(27.3)%
Other income (expense):						—%
Other income (expense), net	388	28	360	NM	0.1%	—%
Interest income	5,538	139	5,399	NM	1.2%	—%
Interest expense	—	(8)	8	(100.0)%	—%	—%
Total other income (expense), net	5,926	159	5,767	NM	1.3%	0.1%
Loss before income taxes	(49,110)	(79,074)	29,964	(37.9)%	(10.4)%	(27.2)%
Provision for income taxes	83	319	(236)	(74.0)%	—%	0.1%
Net loss	$(49,193)	$(79,393)	$30,200	(38.0)%	(10.4)%	(27.3)%
______________
NM - Not meaningful
(1)Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2022	2021
Cost of revenue	$129	$960
Selling and marketing	985	29,713
Research and development	1,230	8,193
General and administrative	5,958	13,123
Stock-based compensation, net of amounts capitalized	8,302	51,989
Capitalized stock-based compensation expense	—	2
Total stock-based compensation expense	$8,302	$51,991

Revenue
Revenue for the year ended December 31, 2022 increased by $182.1 million or 62.7%, to $472.7 million compared to $290.6 million for the prior year ended December 31, 2021. The increase was substantially due to expansion with existing customers driven by expanded usage of our platform as well as our SMS channel, as highlighted by our NRR of 119% as of December 31, 2022. Existing customers accounted for approximately 64% of the increase in revenue. The ending ARR as of December 31, 2022 related to customers who were with us at the end of 2021, increased by approximately 17% (excluding the impact of product cross sell), thus reflecting customers’ increasing usage of existing products and movement into higher pricing tiers for those products. We estimate our price increase in September 2022 represented a mid-single-digit percentage of incremental revenue dollars in 2022. We estimate this by taking the pricing-related monthly subscription changes for impacted accounts and applying those changes to the remaining months of the year. Approximately 36% of the increased revenue was related to new customers, particularly in the mid-market and outside of the Americas.
Cost of Revenue
Cost of revenue for the year ended December 31, 2022 increased by $43.3 million or 51.2%, to $128.0 million compared to $84.7 million for the year ended December 31, 2021. This increase was primarily due to an increase of approximately $22.9 million in outbound communication sending costs on behalf of our customers, an increase of approximately $4.9 million in cloud-based infrastructure expenses to support business growth, an increase of approximately $12.9 million in personnel-related expenses (including stock-based compensation, benefits, and other payroll related expenses), and an increase of approximately $1.7 million in amortization of capitalized internal-use software, operating expenses and overhead allocation.
Gross Profit
Gross profit for the year ended December 31, 2022 increased by $138.8 million or 67.4%, to $344.7 million compared to $205.9 million for the year ended December 31, 2021. This increase was primarily due to revenue growth and efforts made in 2022 to optimize our costs including (i) higher volume-based discounts and pricing improvements on our purchases of third party cloud hosting infrastructure and (ii) more efficient use of data storage and elimination of legacy storage architecture.
Selling and Marketing
Selling and marketing expenses for the year ended December 31, 2022 increased by $57.5 million or 36.8%, to $213.8 million compared to $156.3 million the year ended December 31, 2021. This increase was primarily due to an increase of approximately $10.3 million in salaries and related personnel expenses as a result of increases in headcount, $22.0 million in amortization of prepaid marketing expense, and $8.1 million in other partnership expenses, largely driven by the Shopify Warrants issued in connection with our Shopify partnership executed in fiscal year 2022, an increase of approximately $14.0 million in marketing expenses associated with our advertisement campaign across multiple channels of media, to include third party professional expenses. The remaining amount of prepaid marketing expense is a non-cash expense to be amortized on a straight-line basis over the remaining term of our collaboration agreement with Shopify which expires in July 2029 with $52.9 million to be recognized in fiscal years from 2023 through 2028 and $30.9 million to be recognized in fiscal year 2029.
Research and Development
Research and development costs for the year ended December 31, 2022 increased by $38.5 million or 58.7%, to $104.1 million compared to $65.6 million for the year ended December 31, 2021. This increase was primarily due to an increase of approximately $35.0 million in salaries and related personnel expenses as a result of increases in headcount, an increase of approximately $3.4 million in technology expenses, primarily attributed to an increase in licenses as a result of the aforementioned increases in headcount.

General and Administrative
General and administrative expenses for the year ended December 31, 2022 increased by $18.6 million or 29.4%, to $81.8 million compared to $63.2 million for the year ended December 31, 2021. This increase was primarily due to an increase of approximately $5.9 million in salaries and related personnel expenses as a result of increases in headcount, an increase of approximately $3.2 million in technology expenses, primarily attributed to an increase in licenses as a result of the aforementioned increases in headcount, an increase of approximately $1.1 million in insurance expenses, an increase in approximately $2.0 million in audit and legal expenses, and an increase in approximately $5.6 million related to credit card processing fees.
Other Income
Other income for the year ended December 31, 2022 increased by $0.4 million to $0.4 million compared to an immaterial amount for the year ended December 31, 2021. This increase was primarily due to a $0.4 million foreign exchange gain.
Interest Income
Interest income for the year ended December 31, 2022 increased by $5.4 million to $5.5 million compared to $0.1 million for the year ended December 31, 2021. This increase was primarily due to income from the volume of newly opened, interest-bearing bank accounts opened in fiscal year 2022.
Provision for Income Taxes
Income tax expense for the year ended December 31, 2022 decreased by $0.2 million or 74.0%, to $0.1 million compared to $0.3 million the year ended December 31, 2021. This decrease was primarily due to excess tax deductions related to stock-based compensation and release our deferred tax valuation allowance, offset by an increase in state taxes.
Unaudited Quarterly Results of Operations
The following tables summarize our selected unaudited quarterly consolidated statements of operations data and the percentage of revenues that each line item represents for each of the ten quarters in the period ended June 30, 2023. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

	Three Months Ended
(in thousands)	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue		$156,088	$145,235	$119,168	$109,023	$99,322	$89,544	$75,876	$66,949	$58,271
Cost of revenue(1)		$36,574	37,331	32,619	30,932	27,143	29,955	20,586	18,110	16,045
Gross profit		119,514	107,904	86,549	78,091	72,179	59,589	55,290	48,839	42,226
Operating expenses:
Selling and marketing(1)		60,613	60,447	61,482	48,054	43,865	51,256	40,723	28,414	35,949
Research and development(1)		35,032	28,712	30,090	24,048	21,227	19,251	17,293	14,412	14,643
General and administrative(1)		22,991	22,822	20,640	18,306	20,066	19,744	17,637	14,708	11,147
Total operating expenses		118,636	111,981	112,212	90,408	85,158	90,251	75,653	57,534	61,739
Operating income (loss)		878	(4,077)	(25,663)	(12,317)	(12,979)	(30,662)	(20,363)	(8,695)	(19,513)
Other income (expense):
Other income		(25)	(315)	529	78	96	70	(7)	17	(52)
Interest income		3,816	3,575	1,537	285	141	63	6	9	61
Interest expense		—	—	—	—	—	—	(7)	(1)	—
Total other income (expense)		3,791	3,260	2,066	363	237	133	(8)	25	9
Loss before income taxes		4,669	(817)	(23,597)	(11,954)	(12,742)	(30,529)	(20,371)	(8,670)	(19,504)
Provision for income taxes		391	(62)	276	(263)	132	201	53	37	28
Net income (loss)		4,278	(755)	(23,873)	(11,691)	(12,874)	(30,730)	(20,424)	(8,707)	(19,532)
Comprehensive income (loss)		$4,278	$(755)	$(23,873)	$(11,691)	$(12,874)	$(30,730)	$(20,424)	$(8,707)	$(19,532)
______________
(1)Includes stock-based compensation expense as follows (in thousands):

	Three Months Ended
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Cost of revenue		$26	$24	$25	$27	$53	$311	$120	$29	$500
Selling and marketing		127	76	96	111	702	1,925	6,515	3,304	17,969
Research and development		551	298	298	300	334	704	2,204	1,393	3,892
General and administrative		1,119	1,659	103	109	4,087	2,716	5,329	3,910	1,168
Stock-based compensation, net of amounts capitalized		1,823	2,057	522	547	5,176	5,656	14,168	8,636	23,529
Capitalized stock-based compensation expense		—	—	—	—	—	2	—	—	—
Total stock-based compensation expense		$1,823	$2,057	$522	$547	$5,176	$5,658	$14,168	$8,636	$23,529
Quarterly Changes in Revenue
Revenue increased sequentially in each of the quarters presented primarily due to increased usage of our platform by existing customers and the addition of new customers, as well as the growth of new product offerings and geographical expansion. In 2022, we saw demand for our services increase during the fourth quarter, as our customers ran more marketing campaigns and deployed marketing spend to address increased consumer activity during the holiday shopping season. Additionally, we estimate our price increase in September 2022 represented a mid-teen percentage of incremental revenue dollars in the fourth quarter of 2022 compared to the fourth quarter of 2021. We estimate the impact of the price increase by taking the pricing-related monthly subscription changes for impacted accounts and applying those changes to the entirety of the fourth quarter of 2022. Because our revenue is based on utilization of our platform and utilization is at the discretion of our customers, our historical revenue results are not necessarily indicative of future performance.

Quarterly Changes in Cost of Revenue
Cost of revenue increased sequentially in each of the quarters presented primarily as a result of increased third-party cloud infrastructure expenses and outbound communication costs on behalf of our customers, as well as personnel-related expenses resulting from increased headcount.
Quarterly Changes in Gross Profit
Our improved gross profit during the last four quarters presented is primarily attributable to increased revenue, increased efficiency and larger volume discounts decreasing third-party cloud infrastructure costs, and more efficient use of cloud infrastructure. In the fourth quarter, we saw the benefit of ongoing optimization of our data layer that allows us to more efficiently store and process our customer’s data.
Quarterly Changes in Operating Expenses
Operating expenses have generally increased sequentially in each of the quarters presented primarily due to increased headcount and other costs to support our growth. As a percentage of our revenue, third quarter 2022 expenses increased both as a result of incremental marketing investment ahead of the fourth quarter retail season as well as the impact in 2022 of a one-time incremental cost related to adjusting our employee pay schedule.
Quarterly Percentage of Revenue Data
The following table sets forth our unaudited consolidated statements of operations data expressed as a percentage of revenue for each of the quarterly periods presented:

	Three Months Ended
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue		23.4	25.7	27.4	28.4	27.3	33.5	27.1	27.1	27.5
Gross profit		76.6	74.3	72.6	71.6	72.7	66.5	72.9	72.9	72.5
Operating expenses:
Selling and marketing		38.8	41.6	51.6	44.1	44.2	57.2	53.7	42.4	61.7
Research and development		22.4	19.8	25.3	22.1	21.4	21.5	22.8	21.5	25.1
General and administrative		14.7	15.7	17.3	16.8	20.2	22.0	23.2	22.0	19.1
Total operating expenses		76.0	77.1	94.2	82.9	85.7	100.8	99.7	85.9	106.0
Operating income (loss)		0.6	(2.8)	(21.5)	(11.3)	(13.1)	(34.2)	(26.8)	(13.0)	(33.5)
Other income (expense):
Other income		—	(0.2)	0.4	0.1	0.1	0.1	—	—	(0.1)
Interest income		2.4	2.5	1.3	0.3	0.1	0.1	—	—	0.1
Interest expense			—	—	—	—	—	—	—	—
Total other income (expense)		2.4	2.2	1.7	0.3	0.2	0.1	—	—	—
Loss before income taxes		3.0	(0.6)	(19.8)	(11.0)	(12.8)	(34.1)	(26.8)	(13.0)	(33.5)
Provision for income taxes		0.3	—	0.2	(0.2)	0.1	0.2	0.1	0.1	—
Net income (loss)		2.7	(0.5)	(20.0)	(10.7)	(13.0)	(34.3)	(26.9)	(13.0)	(33.5)
Comprehensive income (loss)		2.7%	(0.5)%	(20.0)%	(10.7)%	(13.0)%	(34.3)%	(26.9)%	(13.0)%	(33.5)%
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe that non-GAAP operating (loss) income, non-GAAP operating (loss) income margin, FCF, and FCF margin, all non-GAAP financial measures, are useful in evaluating our operational performance. We believe these non-GAAP financial measures, together with GAAP financial measures, such as revenue, gross profit, and cash flow from operations, are useful to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, and to better understand trends in our business. We additionally use these for internal planning purposes, and to enhance our understanding of our operating performance.
In this prospectus, we present non-GAAP operating (loss) income, non-GAAP operating (loss) income margin, FCF, and FCF margin, all non-GAAP financial measures. We define non-GAAP operating (loss) income as operating (loss) income adjusted for non-cash, non-operational, and non-recurring items, which currently consist only of prepaid marketing expense, stock-based compensation, and employer payroll tax related to stock-based compensation. We calculate non-GAAP operating (loss) income margin as non-GAAP operating (loss) income divided by total revenue. We define FCF as net cash provided by operating activities less capital expenditures and capitalized software development costs. We calculate FCF margin as FCF divided by total revenue.
The non-GAAP financial measures are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items and other items as detailed below. The non-GAAP financial measures should not be considered in isolation or as alternatives to net loss, loss from operations, net cash used in operating activities or any other measure of financial performance calculated and prescribed in accordance with GAAP.
Particularly regarding non-GAAP operating (loss) income, the principal limitation is that it excludes significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements. Some of these limitations are:
•non-GAAP operating (loss) income does not reflect non-cash expenditures or future requirements for contractual commitments;
•non-GAAP operating (loss) income does not reflect employer payroll tax related to stock-based compensation; and
•non-GAAP operating (loss) income does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of our ongoing core operations.
Particularly regarding FCF, FCF is not a substitute for net cash used in operating activities and it does not represent the total increase or decrease in our cash balance for a given period.
In addition, our non-GAAP financial measures may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do, thus limiting its usefulness as a comparative measure.
Non-GAAP Operating Loss
The following table provides a reconciliation of non-GAAP operating loss to the most directly comparable financial measure presented in accordance with GAAP (in thousands):

	Year Ended December 31,
	2022	2021
Non-GAAP operating loss
Operating loss	$(55,036)	$(79,233)
Amortization of prepaid marketing expense	22,040	—
Stock-based compensation expense(a)	6,802	35,248
Non-GAAP operating loss	$(26,194)	$(43,985)
Revenue	$472,748	$290,640
Operating loss margin	(11.6)%	(27.3)%
Non-GAAP operating margin	(5.5)%	(15.1)%

______________
(a)Represents non-cash share-based awards granted. During the years ended December 31, 2022 and 2021, stock-based compensation expense of $1.5 million and $16.7 million, respectively, related to repurchasing and retiring our common stock which was paid in cash, and thus are excluded from the table above.
Free Cash Flow
The following table provides a reconciliation of FCF to the most directly comparable financial measure presented in accordance with GAAP (in thousands):

	Year Ended December 31,
	2022	2021
Net cash used in operating activities	$(23,552)	$(22,738)
Acquisition of property and equipment	(15,821)	(13,023)
Capitalization of software development costs	(2,424)	(987)
Free cash flow	$(41,797)	$(36,748)
Revenue	$472,748	$290,640
Net cash used in operating activities margin	(5.0)%	(7.8)%
Free cash flow margin	(8.8)%	(12.6)%
Quarterly Non-GAAP Operating (Loss) Income
The following table provides a reconciliation of non-GAAP operating (loss) income to the most directly comparable financial measure presented in accordance with GAAP for the quarterly periods presented (in thousands):

	Three Months Ended
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Non-GAAP operating (loss) income
Operating income (loss)	$—	$878	$(4,077)	$(25,663)	$(12,317)	$(12,979)	$(30,662)	$(20,363)	$(8,695)	$(19,513)
Amortization of prepaid marketing expense (a)		13,224	13,224	8,816	—	—	—	—	—	—
Restructuring expense	—	7,366	—	—	—	—	—	—	—	—
Stock-based Compensation Expense (b)(c)(d)		1,823	557	522	547	5,176	5,656	12,064	3,025	14,503
Non-GAAP operating (loss) income	$—	$23,291	$9,704	$(16,325)	$(11,770)	$(7,803)	$(25,006)	$(8,299)	$(5,670)	$(5,010)
Revenue		$156,088	$145,235	$119,168	$109,023	$99,322	$89,544	$75,876	$66,949	$58,271
Operating loss margin	—%	0.6%	(2.8)%	(21.5)%	(11.3)%	(13.1)%	(34.2)%	(26.8)%	(13.0)%	(33.5)%
Non-GAAP operating margin	—%	14.9%	6.7%	(13.7)%	(10.8)%	(7.9)%	(27.9)%	(10.9)%	(8.5)%	(8.6)%
______________
(a)Includes amortization of prepaid marketing expense as follows (in thousands):

	Three Months Ended
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Selling and marketing		$13,224	$13,224	$8,816	$—	$—	$—	$—	$—	$—
(b)Represents non-cash share-based awards granted. Stock-based compensation expense of $1.5 million for the quarter ending December 31, 2022 related to the cancellation of an executive’s unvested RSUs outstanding for which the service-based vesting condition was satisfied but the liquidity-based vesting condition was not, which was paid in cash, and thus is excluded from the table above. This is included within general and administrative expense.
(c)Represents non-cash share-based awards granted. Stock-based compensation expense of $16.7 million related to repurchasing and retiring our common stock was paid in cash, and thus excluded from the table above. Cash paid for the repurchasing and retiring of common stock by quarter during the year ended December 31, 2021, is as follows (in thousands):

	Three Months Ended
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	Year Ended December 31, 2021
Cost of revenue	$—	$—	$—	$—	$—
Selling and marketing	—	—	2,104	6,736	8,840
Research and development	—	—	—	2,293	2,293
General and administrative	—	2,104	3,507	—	5,611
Total stock-based compensation expense	$—	$2,104	$5,611	$9,029	$16,744
(d)Includes stock-based compensation expense as follows (in thousands):

	Three Months Ended
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Cost of revenue		$26	$24	$25	$27	$53	$311	$120	$29	$500
Selling and marketing		127	76	96	111	702	1,925	6,515	1,200	11,234
Research and development		551	298	298	300	334	704	2,204	1,393	1,599
General and administrative		1,119	159	103	109	4,087	2,716	3,225	403	1,170
Stock-based compensation expense, net amounts capitalized		$1,823	$557	$522	$547	$5,176	$5,656	$12,064	$3,025	$14,503
Capitalized stock-based compensation expense		$—	$—	$—	$—	$—	$2	$—	$—	$—
Total stock-based compensation expense		$1,823	$557	$522	$547	$5,176	$5,658	$12,064	$3,025	$14,503
Quarterly Free Cash Flow
The following table provides a reconciliation of FCF to the most directly comparable financial measure presented in accordance with GAAP for the quarterly periods presented (in thousands):

	Three Months Ended
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Net cash provided by (used in) operating activities		$15,552	$20,914	$(17,324)	$(7,721)	$(19,421)	$(12,098)	$(17,140)	$10,478	$(3,978)
Acquisition of property and equipment		(325)	(1,429)	(4,427)	(5,961)	(4,004)	(3,059)	(1,577)	(2,936)	(5,451)
Capitalization of software development costs		(1,306)	(898)	(585)	(723)	(218)	(159)	(486)	(166)	(176)
Free cash flow		$13,921	$18,587	$(22,336)	$(14,405)	$(23,643)	$(15,316)	$(19,203)	$7,376	$(9,605)
Revenue		$156,088	$145,235	$119,168	$109,023	$99,322	$89,544	$75,876	$66,949	$58,271
Net cash used in operating activities margin		10.0%	14.4%	(14.5)%	(7.1)%	(19.6)%	(13.5)%	(22.6)%	15.7%	(6.8)%
Free cash flow margin		8.9%	12.8%	(18.7)%	(13.2)%	(23.8)%	(17.1)%	(25.3)%	11.0%	(16.5)%

Unaudited Pro Forma Net Loss Per Share
The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

Year Ended December 31, 2022
Numerator:
Net loss	$
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted
Pro forma adjustment to reflect the issuance of common stock upon the assumed vesting of the RSUs with liquidity-event performance-based vesting conditions, net of shares withheld for tax obligations
Pro forma adjustment to reflect the issuance of common stock upon the assumed accelerated vesting of Shopify Warrants
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)
Pro forma net loss per share attributable to common stockholders, basic and diluted	$
The pro forma adjusted weighted average number of shares used to calculate pro forma net loss per share reflects (i) the net issuance of shares of our Series B common stock upon the vesting and settlement of RSUs for which the time and service-based vesting condition was satisfied as of December 31, 2022, and for which the liquidity event vesting condition will be satisfied in connection with this offering, after withholding shares to satisfy the associated estimated income tax obligations, and (ii) the issuance of shares of our Series B common stock upon the vesting of the Shopify Warrants, 25% of which are subject to acceleration and will become fully vested and exercisable in connection with this offering.
The net loss used to calculate pro forma basic net loss per share is not adjusted for stock-based compensation expense associated with the RSUs. In addition, pro forma diluted net loss per share is the same as the pro forma basic net loss per share for the period as the impact of any potentially dilutive securities is anti-dilutive.
Liquidity and Capital Resources
We assess our liquidity in terms of our ability to generate cash to fund our operating, investing, and financing activities. In doing so, we review and analyze our primary sources and uses of liquidity to include cash balances on hand and cash flows from operations. We believe our operating cash flows provide sufficient liquidity to support liquidity and financing needs, which include working capital requirements, capital expenditures, and financing for acquisitions.
Our ability to obtain additional funding will be subject to various factors, including general market conditions, our operating performance, the market’s perception of our growth potential, lender sentiment, and our ability to incur debt in compliance with other contractual restrictions.
Our ability to make payments on and to fund any necessary expenditures for our growth will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate, or if we expand faster than anticipated, we may need to seek debt or additional equity financing to operate and expand our business. Future third-party financing may not be available on favorable terms or at all.
Our primary cash needs are for personnel-related expenses, selling and marketing expenses, and third-party cloud infrastructure expenses. Cash provided by operating activities, including current cash and expected cash flow from operations is sufficient to support the cash needs noted above. Additionally, as discussed under the section titled “Use of Proceeds,” we intend to utilize the net proceeds from this offering for working capital, other general corporate purposes, and to fund our growth strategies discussed in this prospectus. Our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations, and our ability to manage costs and working capital successfully. Additionally, our cash flow generation ability is subject to general economic, financial, competitive, legislative, and regulatory factors, and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs.
To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence indebtedness through of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.
The following table sets forth, for the periods indicated, our working capital:

	As of December 31, 2022	As of December 31, 2021	Change
			$	%
($ in thousands)
Cash	$385,820	$327,913	$57,907	17.7%
Restricted cash, current(1)	409	—	409	100.0%
Accounts receivable, net of allowance for doubtful accounts	10,723	6,294	4,429	70.4%
Deferred contract acquisition costs	11,215	6,946	4,269	61.5%
Prepaid expenses and other current assets	19,336	14,950	4,386	29.3%
Accounts payable	8,890	31,822	(22,932)	(72.1)%
Accrued expenses	36,126	20,975	15,151	72.2%
Operating lease liabilities	14,864	9,104	5,760	63.3%
Deferred revenue	25,109	15,092	10,017	66.4%
Total Working Capital	342,514	279,110	63,404	22.7%
______________
(1)Restricted cash related to our required collateral to fund payroll and credit card obligations in the Australia entity.
Working capital consists of current assets (including cash, current portion of restricted cash, accounts receivable, current deferred contract acquisition costs, current prepaid expenses and other current assets), less current liabilities (including accounts payable, accrued expenses, current lease liabilities, and deferred revenue, all of which is current).
Statement of Cash Flows
The following table sets forth, for the periods indicated, our beginning balance of cash, net cash flows provided by operating, investing and financing activities, and our ending balance of cash. For additional detail, see our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Change
	2022	2021	$	%
($ in thousands)
Net cash provided by (used in)
Operating activities	$(23,552)	$(22,738)	$(814)	3.6%
Investing activities	(18,745)	(14,232)	(4,513)	31.7%
Financing activities	101,300	211,262	(109,962)	(52.1)%
Net increase (decrease) in cash and restricted cash	$59,003	$174,292	$(115,289)	(66.1)%
Cash and restricted cash, beginning of year	327,913	153,621	174,292	113.5%
Cash and restricted cash, end of year	$386,916	$327,913	$59,003	18.0%
Operating Activities
Net cash used in operating activities of $23.6 million for the year ended December 31, 2022 was primarily attributable to a net loss of $49.2 million adjusted for non-cash charges of $61.1 million and net cash outflows of $35.5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $22.0 million of prepaid marketing expense amortization, $9.0 million of depreciation and amortization expense, $10.6 million of deferred contract acquisition costs, $6.8 million of stock-based compensation expense, and $11.8 million of operating lease costs. Net cash outflows from changes in operating assets and liabilities primarily consisted of $20.2 million increase in deferred contract acquisition costs related to increase in sales commissions resulting from our increase in revenues, $9.3 million decrease in operating lease liabilities due to payments related to our operating lease obligations, $5.2 million increase in accounts receivable due to an increase in customer billings, $5.2 million increase in prepaid expenses due to prepayments for cloud infrastructure and hosting costs, and a $5.7 million net decrease in accrued expenses and accounts payable due to timing of payments. The cash outflow was offset by cash inflows primarily from a $10.0 million increase in deferred revenue resulting from increased billings and collections for subscriptions.
Net cash used in operating activities of $22.7 million for the year ended December 31, 2021 was primarily attributable to a net loss of $79.4 million adjusted for non-cash charges of $54.9 million and net cash outflows of $1.8 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $35.2 million of stock-based compensation expense, $9.1 million of operating lease costs, $5.3 million of depreciation and amortization, $3.4 million of deferred contract acquisition costs, and $1.8 million of bad debt expense. Net cash inflows from changes in operating assets and liabilities primarily consisted of $6.4 million increase in deferred revenue resulting from increased billings and collections for subscriptions, $36.9 million net increase in accrued expenses and accounts payable due to increased headcount, timing of payments and growth in our business. The cash inflow was offset by cash outflows primarily from $11.3 million increase related to deferred contract acquisition costs resulting from an increase in revenues, $14.1 million in prepaid expenses and other assets related to an increase in cloud infrastructure expenses, $5.1 million increase in accounts receivable due to an increase in customer billings and $10.1 million decrease in operating lease liabilities due to payments related to our operating lease obligations.
Investing Activities
Net cash used in investing activities of $18.7 million for the year ended December 31, 2022 consisted of $15.8 million purchases of property and equipment, $2.4 million of capitalized software costs, and $0.5 million cash paid for an acquisition.

Net cash used in investing activities of $14.2 million for the year ended December 31, 2021 consisted of $13.0 million purchases of property and equipment, $1.0 million of capitalized software costs, and $0.2 million purchase of definite-lived intangible assets.
Financing Activities
Net cash provided by financing activities of $101.3 million for the year ended December 31, 2022 primarily consisted of approximately $99.6 million proceeds from the issuance of common stock and $1.7 million common stock options, net of issuance costs.
Net cash provided by financing activities of $211.3 million for the year ended December 31, 2021 primarily consisted of approximately $345.7 million proceeds from the issuance of common stock net of issuance costs, approximately $6.0 million proceeds from exercise of common stock options, offset by $140.4 million paid to repurchase shares of common stock.
Cash Management
We manage our operating cash management activities through banking relationships with our domestic and international subsidiaries and all of our cash requirements were serviced by the operating cash flows of our business. We diversify our cash deposits across a variety of well-established financial institutions based on ratings from nationally recognized rating organizations to reduce our exposure to counterparty and concentration risk.
We expect a continued increase in our cash balances as our business continues to grow and as a result of the proceeds generated from our initial public offering. We expect to continue to diversify our cash management strategy to primarily include money market funds, highly-liquid debt instruments of the U.S. government and its agencies, senior corporate bonds, and commercial paper to reduce our global exposure on banking deposits.
Lease Obligations
We enter into various noncancellable lease agreements for certain office space and equipment used in the normal course of business. Our noncancellable lease obligations as of December 31, 2022 were $70.7 million, with $15.2 million payable within 12 months.
Other Contractual Obligations
We enter into various noncancellable agreements with marketing vendors and various service providers. Our noncancellable obligations as of December 31, 2022 were $319.3 million, with $70.3 million payable within 12 months.
Vesting of RSUs
We have granted RSUs to our employees and certain non-employees, with substantially all of such RSUs vesting upon the satisfaction of both a time and service-based vesting condition and a liquidity event vesting condition. During the quarter in which this offering is completed, we will be recording stock-based compensation expenses for the RSUs that have previously achieved the service-based vesting condition and begin recording stock-based compensation expense for these RSUs with a liquidity-based vesting condition as the service-based vesting condition is achieved. If this offering had occurred on December 31, 2022, we would have recognized $          million of cumulative stock-based compensation expense related to RSUs for which the service-based vesting condition was satisfied or partially satisfied, and the remaining unrecognized stock-based compensation expense relating to these RSUs would have been $          million as of December 31, 2022. At the time of the offering, we expect to recognize stock-based compensation expense of approximately $          million for which the service-based vesting condition was satisfied or partially satisfied as of          and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering.

Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgements that affect the reported amounts in the consolidated financial statements and related footnote disclosures included elsewhere in this prospectus. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We re-evaluate our estimates on an ongoing basis.
The accounting estimates we use in the preparation of our consolidated financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our consolidated financial statements included elsewhere in this prospectus. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.
The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements included elsewhere in this prospectus include those noted below.
Revenue Recognition
We derive revenue from subscription fees and other related professional services. Revenue is recognized when, or as, the performance obligation is satisfied by transferring the control of the promised service to a customer. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services.
Our SaaS subscription agreements with customers offer personalized email and SMS marketing services through a cloud-based software platform. Subscription fees are generated from customers accessing our hosted platform services and our subscription agreements do not provide our customers with the right to take possession of our software. Contractual subscriptions for customers generally auto-renew on a monthly basis and customers may elect not to renew by providing five days’ advance notice. Subscription pricing is determined based on a customer’s profile count and monthly messaging quantities based on a tiered pricing structure and is considered fixed. Variable consideration in our contracts is not material but represents the overage charges incurred by customers who exceed their allotments.
We recognize revenue under the core principle to depict the transfer of control to our customers in an amount reflecting the consideration to which we expect to be entitled. We account for individual performance obligations separately if they have been determined to be distinct and we allocate the transaction price to the distinct performance obligations on a relative stand-alone selling price basis. The determination of stand-alone selling price uses judgments and estimates that are based upon the prices at which we separately sell subscriptions. If not considered distinct, the goods or services promised by us are combined and accounted for as a combined performance obligation. Determining the distinct performance obligations in a contract requires judgment. Typically, our SaaS subscription agreements consist of a single performance obligation, and revenue is recognized over time as the performance obligation is satisfied. Our single performance obligation primarily consists of access to our platform and professional services.
Costs to Obtain Customers
We capitalize incremental costs of obtaining revenue contracts, which primarily consist of sales commissions. We amortize these commissions on a systematic basis, consistent with the pattern of transfer of the expected benefit period or services to which the contract relates, generally up to five years.

Contract costs are amortized on a straight-line basis over a period of up to sixty months, which reflects the expected period of benefit of the performance obligation and may be longer than the initial contract period. We determine the estimated benefit period by considering both qualitative and quantitative factors, including the length of the subscription terms in our customer contracts and the anticipated life of our technology, among other factors.
Shopify Collaboration Agreement
We entered into a collaboration agreement on July 28, 2022 with Shopify to form a strategic relationship for the purposes of creating greater interoperability between the Klaviyo and Shopify platforms. In connection with the collaboration agreement, we entered into three separate agreements, including a revenue sharing agreement, common stock warrant agreement, and stock purchase agreement.
The revenue sharing agreement was entered into in connection with, and the Shopify Warrants were issued in exchange for, compensation for marketing services that we will receive from Shopify under the collaboration agreement. We have estimated the fair value of the Shopify Warrants on the date of issuance using the Black-Scholes option pricing model. The Black-Scholes option pricing model uses assumptions that are based upon estimates made by management. The key assumptions used to value the Shopify Warrants include the fair value of the common stock, a dividend yield of zero, contractual term of 10 years, volatility of 55.00%, and a risk-free rate of 2.85%. The determination of the fair value of the common stock is further discussed below. We estimate the volatility based upon an average historical volatility of several peer public companies over a period equivalent to the term of the Shopify Warrants. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the Shopify Warrants. Expected dividend yield is 0.0% as we have not paid and do not anticipate paying dividends on our common stock. We recognize a prepaid marketing expense asset associated with the Shopify Warrants over the five-year vesting period. The prepaid marketing expense asset is amortized into selling and marketing expense on a straight-line basis over the expected benefit period, which we determine to be the seven-year term of the collaboration agreement as the core activities and deliverables of the collaboration agreement will remain in place for seven years and Shopify does not have the right to terminate the collaboration agreement for convenience.
Under the stock purchase agreement, we issued and sold shares of common stock to Shopify Strategic and provided an Investment Option which allows Shopify Strategic to purchase additional shares of common stock at a fixed price, exercisable at any time at Shopify Strategic’s option until July 28, 2030. We determined that the purchase price equals the fair market value of the instruments issued as Shopify Strategic was an outside investor at the time we entered into the stock purchase agreement and the purchase represented an arms-length transaction. Further, the fair value of the instruments was substantiated through a probability weighted expected return method analysis as part of common stock valuations performed at the time the agreement was entered into. The common stock and Investment Option are classified as equity on our Consolidated Balance Sheets. We do not recognize marketing expense associated with these instruments as they are freestanding from the other agreements entered into with Shopify and were issued at fair market value.
Stock-Based Compensation
Compensation expense related to stock-based transactions, including employee, directors, and non-employee awards as well as secondary market transactions, is measured and recognized in the consolidated financial statements based on fair value. Pursuant to our 2015 Plan, we have issued stock options, RSUs, and restricted stock awards, or RSAs. During the years ended December 31, 2022 and 2021, all of the stock-based compensation awards issued were in the form of RSUs subject to both service-based and performance-based vesting conditions. Stock-based compensation awards that contain only service-based vesting conditions are recognized as expense, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. In addition to service requirements, RSUs are generally subject to a liquidity-based vesting condition which we have concluded represents a performance condition. Fair value of such awards is measured on the grant date and recognized over the vesting term when the performance condition is considered probable of being achieved. Due to the uncertain nature of the requisite liquidity events occurring, we determined that the performance condition was not probable of being achieved as of December 31, 2022 and 2021; accordingly, no stock-based compensation expense has been recognized for such awards. Consummation of this offering will result in recognition of stock-based compensation expense on our liquidity-based vesting RSUs.
For option awards granted in prior years, we measure grant date fair value using the Black-Scholes option pricing model. The grant date fair value of RSUs and RSAs is measured based on fair value of the underlying common stock, that is estimated by the board of directors considering numerous objective and subjective factors including input from third-party valuation specialists. Additional information regarding such estimates is provided below.
Common Stock and Redeemable Common Stock Valuations
In the absence of a public trading market, the fair value of our common stock and redeemable common stock was determined by our board of directors, the members of which we believe have extensive business, finance, and venture capital experience, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. The Company and the board of directors utilize various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’, or AICPA, Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require our judgment. These estimates and assumptions include a number of objective and subjective factors in determining the value of our common stock at each grant date, including the following factors:
•prices paid for our common stock, which we have sold to outside investors in arms-length transactions and employees and investors have sold in secondary market transactions;
•valuations performed by an independent valuation specialist;
•our stage of development and revenue growth;
•the market performance of comparable publicly traded companies;
•adjustments necessary to recognize a lack of marketability;
•the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions; and
•the U.S. and global economic and capital market conditions and outlook.
Our board of directors determines the value of our common stock by probability-weighting different valuation approaches and methodologies, primarily based on the subject company transaction method under the market approach. The market approach considers prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities. Within the market approach, given that we had recent arms-length transactions in our common stock (including secondary market transactions as well as common stock sold in connection with the Shopify Collaboration Agreement), the subject company transaction method was used, which consists of examining prior transactions in our equity securities to determine an implied total enterprise value. The subject company transaction method takes into account the total consideration paid in such transactions as well as the rights and preferences of the stockholders of the various classes of equity outstanding. According to AICPA guidelines, under this method, recent securities transactions in our equity securities should be considered as a relevant input for computing the enterprise valuation.

Other variations of the market approach were considered, including the guideline public company and transaction methods. These methods estimate value by applying a representative revenue multiple from a peer group of companies in similar lines of business to our forecasted revenue. Our peer group of companies was selected based on operational and economic similarities to us and factors considered included but were not limited to industry, business model, growth rates, customer base, capitalization, size, profitability and stage of development. From time to time, we updated the set of comparable companies as new or more relevant information became available. This approach also involves the identification of relevant transactions and determining relevant multiples to apply to our revenue. The equity values implied by the various methodologies within the market approach reasonably approximated each other as of each valuation date.
Once we determined an equity value, we used a combination of approaches to allocate the equity value to each class of our stock. We used the option pricing method, or OPM. The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and exercise prices of the equity instruments. Where relevant, we also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. The discount for marketability was determined using various quantitative methods and assessed for reasonableness using relevant qualitative information, including review comparable marketability discounts provided in court case rulings, restricted stock studies and IPO studies.
As of December 31, 2022 and December 31, 2021, the Company calculated the allocable fair value of the Company’s underlying security by probability-weighting different valuation approaches and methodologies, primarily based on the subject company transaction method under the market approach, the Company utilized revenue multiples, which were determined by comparing the Company to guideline public companies based upon comparable revenue, operating margins, and products and services provided, along with the following assumptions:

	As of December 31,
	2022	2021
Risk-free rate	2.85%	0.11%
Expected term	2.0 years	1.5 years
Volatility	55.0%	50.0%
Discount rate	13.5%	n/a
•The risk-free rate was based upon the U.S. Treasury rate as of the valuation date;
•The expected term was calculated based on time until the liquidity event (i.e., time to exit);
•Volatility was derived from an analysis of the volatility of comparable industry companies and the Company’s capital structure and risk profile as compared to the peer group; and
•The discount rate employed to convert future cash flows to their present value equivalent is the rate of return expected by an investor for taking on the perceived risks of an investment.

The OPM used the following significant assumptions to allocate the fair value to the redeemable common stock (in thousands):

	As of December 31,
	2022	2021
Underlying security	$8,070,000	$11,333,361
Risk-free rate	4.51%	0.305%
Expected term	1.66 years	1.5 years
Volatility	65.0%	45.0%
Discount for lack of marketability	15.0%	13.0%
Expected dividend yield	0.0%	0.0%
•The risk-free rate was based on the U.S. Treasury yield curve with terms approximately equal to the redeemable common stocks’ expected term;
•The expected term was calculated based on the term by which the redeemable stock will be exercised within the expected liquidity windows;
•Volatility was derived from the observed comparable public companies’ historical equity volatility over the period matching the term;
•The discount for lack of marketability was quantified through restricted stock studies, pre-IPO studies, and the put option pricing model to estimate the loss in value due to the security holders’ lack of access to an active market; and
•Expected dividend yield is zero as the Company has not paid and does not anticipate paying dividends on its redeemable common stock in the foreseeable future.
Application of these valuation approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. For valuations after the completion of this offering, our board of directors will determine the fair value of each share underlying stock-based compensation awards using the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Recent Accounting Pronouncements
See Note 2. Summary of Significant Accounting Policies in the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion about new accounting pronouncements adopted as of the date of this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash of $386.9 million as of December 31, 2022, which consisted of cash and restricted cash held in deposit accounts at financial institutions. Our cash is held for working capital and general corporate purposes. We do not have marketable securities and we do not enter into investments for trading or speculative purposes. Our cash holdings in interest bearing accounts are exposed to market risk due to fluctuations in interest rates, which may affect our interest income. As of December 31, 2022, we had no debt, and therefore no potential market risk for interest expense.

As we diversify our cash management beginning in the second quarter of 2023 to include cash held in money market funds, we will continue to monitor market risk due to fluctuations in interest rates and potential impacts to the fair value of our holdings and operating cash flows.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.
Foreign Currency Risk
Our reporting currency is the U.S. dollar. The reporting and functional currency of our wholly-owned foreign subsidiaries is the U.S. dollar. All of our sales are denominated in U.S. dollars, and therefore our revenue is not subject to significant foreign currency risk.
Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, the United Kingdom, and Australia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar would not have a material impact on our operating results.

LETTER FROM ANDREW BIALECKI AND ED HALLEN, CO-FOUNDERS
When we started Klaviyo, we believed that if we found a customer problem and we could build software to solve it for enough people who would pay for a solution, we could build a sustainable business. Over the first decade of Klaviyo, this problem has been helping creators grow their businesses by empowering them to own their destiny. For anyone who has a compelling product, Klaviyo exists to provide them the tools to be maximally successful and do it on their own terms. As a company that was self-funded in the early years, we know how challenging it is to get an idea off the ground and scale it. We pride ourselves on being builders and helping others who are building their own visions.
Before starting Klaviyo, we’d spent years together building business intelligence software for the world’s largest companies. At each client, we consistently saw that data existed in silos. To analyze a pricing experiment, we’d have to unify the sales data from one system, the inventory data from another, the time clock information from another to see if the manager showed up that morning, and the store address from another so we could figure out whether it rained in a given day or if the store was located next to a university.
Having seen the power of unifying data so it could be segmented and analyzed, one of our earliest product experiments was building a cloud-based central consumer system of record for all businesses. This required building a data store for first-party customer data that’s very good at real time and analytical use cases. As we talked to prospective customers, we realized that this data store would be most powerful if we linked it to a way to take action to drive measurable outcomes, so we layered analytics applications and email atop our data infrastructure and the earliest version of Klaviyo was born. When we think about our human brains, they’re great at both deep thinking and quick responses. To be the customer source of record while also powering actions and outcomes, we had to replicate both.
Our strategy is to leverage our powerful data store and infrastructure to allow our customers to drive the outcomes that are most important to them. To accomplish this, we’re building best-in-class applications atop our data store designed to deliver consumer experiences, understand consumers, and ultimately allow developers to build even more applications by opening up APIs into our data and messaging infrastructures.
We’re moving from the era of software as primarily productivity tools to an era of intelligent applications. These intelligent applications will know us and our end consumers, they’ll know our goals and they’ll automatically devise a strategy based on our data that guides and optimizes us towards those goals. We’re focused on building the data infrastructure and platform to allow anyone to create intelligent applications and building many of those applications ourselves.
We believe our strategy is working. Over 110,000 businesses around the world generated over $37B in revenue in 2022 using Klaviyo, including through our more than 5,000 partners. We’ve empowered entrepreneurs to make their first sale. We’ve empowered large enterprises to take control of their relationships with consumers and reduce their dependence on intermediaries.
Today, Klaviyo has a global team of 1,500+ employees and seven values that we believe maximize how far and fast we’ll move towards our mission. Our values are:
•We always put our customers first. We believe in starting with what’s best for our customers and partners and working backwards from there.
•We strive to make the world more equitable. We believe great products and ideas come from everywhere, and we work to empower our customers to achieve their goals.
•We are ambitious. We believe we have to match the intensity and ambitions of our customers.
•We are always learning. We believe how fast you can learn new skills and absorb new information is as important, if not more, than the skills you have today.

•We collaborate radically. With our customers, partners and other Klaviyos, we believe the best ideas and products come from a crucible of feedback.
•We are remarkable. We believe in small teams and remarkable peers, and our bar is unabashedly to be the best of the best.
•We are owners. Everyone at Klaviyo, like many of our customers, are owners, both in a literal sense of owning equity in our company and also in how we operate.
Values alone are just words, what matters is how intensely we live them. Our customers are united by a high level of ownership and intensity. As a team, we feel the same sense of ownership and intensity.
We have a motto around our offices – we’re 1% done. We’re very proud of what we’ve accomplished, but we’re far from satisfied. Every time we have a bit of success, we like to celebrate it, raise our ambition, and then get back to work.
We envision a world where everyone has software that is a scalable brain and voice to connect with anyone in the world and deliver an experience as good or better than a human powered one.
We’re committed to building the software platform for consumer-focused businesses around the world, a great place for ambitious people to do the best work of their careers, and a company that our public market investors will be proud of. Lots to do, we’re excited to welcome new investors who share our vision and passion.
Andrew & Ed

BUSINESS
Overview
We founded Klaviyo in 2012 to provide businesses of all sizes with powerful technology that captures, stores, analyzes, and predictively uses their own data to drive measurable, high-value outcomes. Klaviyo enables businesses to drive revenue growth by making it easy to bring their first-party data together and use it to create and deliver highly personalized consumer experiences across digital channels.
Our modern and intuitive SaaS platform combines our proprietary data and application layers into one vertically-integrated solution with advanced machine learning and artificial intelligence capabilities. This enables business users of any skill level to harness their data in order to send the right message at the right time across email, SMS, and push notifications, more accurately measure and predict performance, and deploy the specific actions and campaigns that drive the highest impact. By combining easy implementation, rapid time-to-value, and clearly attributable outcomes, which we measure and refer to as KAV, we drive substantial ROI for our customers. We focused on marketing automation within retail and eCommerce as our first application use case, and we believe our software is highly extensible across a broad range of functions and verticals. As of December 31, 2022, our platform had efficiently scaled to over 110,000 customers and delivered over $37 billion of KAV to our customers in 2022.
Businesses today struggle to deliver impactful consumer experiences because they cannot effectively harness increasingly complex consumer data. At a time when consumers expect more personalized, relevant, and consistent interactions across digital channels, they are instead inundated with an overwhelming number of inconsistent and ineffective marketing messages. As user tracking rules change, third-party data has become unreliable, complicated, and expensive to use. Meanwhile, the proliferation of first-party data has made it difficult for businesses to aggregate, synthesize, and use these disparate data sets.
Other software solutions were not purpose-built to harness customers’ first-party data to deliver impactful consumer experiences. Data-focused offerings, such as cloud data warehouses or operational databases, provide the ability to store and analyze significant volumes of data for general-purpose use cases but are not purpose-built for consumer data and lack the front-end application layer. Marketing solutions are insufficient because they lack the underlying data intelligence. Simple marketing solutions use a flattened and narrowed view of a consumer’s historical data. This basic profile data alone significantly limits the granularity of segmentation businesses can use. Profile data is also difficult to combine with event data, which includes all digital touch points of a consumer’s engagement with a brand and provides necessary real-time information. Point marketing solutions tend to focus on single engagement channels, driving inconsistent and disjointed consumer experiences across digital channels. In an attempt to bridge this gap, other marketing solutions use a patchwork of third-party technologies, such as separate consumer data, learning, and messaging applications. These solutions often require significant technical expertise to implement, operate, and maintain, which limits flexibility, reduces speed, and increases costs. Furthermore, these solutions are not able to provide clear revenue attribution, minimizing ROI.
We built Klaviyo to address these challenges. By vertically integrating our data layer and marketing application, we make it easy for businesses to create and store unified consumer profiles and then use those profiles to derive new insights and ultimately drive revenue generation. We purpose-built a centralized, scalable, and flexible cloud-native data store for our customers to intelligently aggregate and process first-party consumer profile and event data without friction. This approach enables our customers to seamlessly generate unified and highly-granular consumer profiles, populated with data from customers’ systems and from over 300 third-party integrations, from eCommerce platforms – such as Shopify, Salesforce Commerce Cloud, and WooCommerce – to loyalty, customer service, and shipping solutions. We built an application layer on top of our data layer to provide a comprehensive set of tools and features that enable our customers to easily turn consumer preferences into insights and actions. Combining our data layer and application layer into one vertically-integrated platform allows our customers to rapidly segment their consumers, easily create highly-personalized experiences, and automatically send messages customized to their unique brands. This integrated approach also means our customers do not have to pre-configure their data or manage complex integrations.
Our platform and customers benefit from significant network effects. As of December 31, 2022, we assembled over 6.1 billion consumer profiles across our customer base, and in 2022, we processed over 570 billion events, which are data on how consumers engage across channels, such as opening an email, browsing a website, or placing an order. As we add more customers and more anonymized data on our platform, we are able to better refine our predictive models of consumer behavior. These network effects also enable us to continually refine our guided software recommendations to drive more impactful campaigns and specific actions.
Our land-and-expand strategy aligns our own success with that of our customers. We generate revenue through the sale of subscriptions to our customers for the use of our platform. Our subscription plans are tiered based on the number of active consumer profiles stored on our platform combined with the number of emails and SMS messages sent. As our customers’ businesses grow, they utilize more consumer profiles and send more emails and SMS messages, which naturally increases their usage of our platform. Our revenue also expands when our customers add additional channels, such as SMS, or when their other brands, business units, and geographies start using the platform. The success of our land-and-expand strategy is evidenced by our highly-attractive NRR. Our NRR was 111%, 115%, 119%, 121%, 121%, 120%, 119%, 119%, and 119% as of March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, March 31, 2022, June 30, 2022, September 30, 2022, December 31, 2022, and March 31, 2023, respectively.
Our go-to-market strategy is primarily product-led, and we attract the majority of our new customers through inbound channels, such as word-of-mouth, agency partnerships, and platform integrations. Many of our customers come through our self-service channel by simply signing up for our platform without the need for a salesperson's involvement. We have built a large and growing ecosystem of major eCommerce platforms, agency partnerships, and developers, which helps us efficiently attract new customers. More recently, we have developed an outbound sales team focused on larger accounts. Our strong product reputation makes our customer acquisition strategy highly-efficient, as reflected by our CAC payback period of only 14 months for the quarter ended March 31, 2023. Once customers access the Klaviyo platform, they can easily integrate with more than 300 critical third-party data sources to import and explore their first-party data and design and run campaigns and automations, providing rapid time-to-value.
Today, our customers primarily operate within the retail and eCommerce vertical, and we are also seeing organic demand from customers in other verticals, such as education, events and entertainment, restaurants, and travel, as well as from B2B companies. We have begun to explore ways to serve these new verticals more intentionally, and to that end we launched Klaviyo for Wellness in June 2023. When we first launched our platform, we intentionally focused on serving entrepreneurs and SMBs. As our customers have scaled and become mid-market companies and larger enterprises themselves, their success with Klaviyo has attracted more interest from similarly sized businesses that are looking to drive better engagement with their consumers. As such, we have continued to build out a sales team to focus on mid-market and enterprise customers. As of December 31, 2022, we had 1,085 customers generating over $50,000 of ARR, representing growth of over 100% year-over-year.
Efficiency is part of our DNA. Of the $454.8 million in capital we have raised since our inception, we have utilized only $67.9 million in the operation of our business as of December 31, 2022. We grew our revenue 62.7% year-over-year, from $290.6 million in 2021 to $472.7 million in 2022. Our net losses for 2021 and 2022 were $79.4 million and $49.2 million, respectively, representing a year-over-year decrease of 38.0%. We grew our gross profit 67.4% year-over-year, from $205.9 million in 2021 to $344.7 million in 2022, representing gross profit margins of 70.9% and 72.9%, respectively. In 2021 and 2022, our operating cash flow was $(22.7) million and $(23.6) million, respectively, and our FCF was $(36.7) million and $(41.8) million, respectively. For additional information about our non-GAAP financial measures, including reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Challenges Facing Our Customers
Businesses today struggle to harness the data they need to deliver impactful consumer experiences. The primary reasons include:
•Third party data has become increasingly unreliable, complicated, and expensive to use. In recent years, consumer privacy and tracking has faced greater scrutiny. In June 2020, Apple changed consent rules for tracking users via Apple’s Identifiers for Advertisers, or IDFA, which are unique identifiers that allowed advertisers to track consumer behavior across Apple’s ecosystem, including within apps and across the web. Tracking consumer behavior now requires users to specifically opt-in, but as more consumers have chosen not to share their data, marketing channels that are based on third-party data, such as social media platforms, have become less reliable and efficient, and more complicated and expensive to use. Accordingly, businesses are seeking to shift their focus to marketing channels based on first-party data that they own, such as direct consumer interactions with company websites, applications, and products.
•Increasing volume and complexity of first-party data makes it difficult to bring data together in a consistent, usable form. As technology has evolved, businesses are engaging with consumers across a wider range of devices and channels. This has led to a dramatic increase in the number of first-party consumer profile and event data points, making it complex and difficult for businesses to aggregate, synthesize, and use these disparate data sets.
•Businesses need personalized content to break through a saturated market. Consumers today are overwhelmed by the massive amount of inconsistent and ineffective messages they receive from businesses across digital channels, leading to marketing fatigue and skepticism. As a result, consumers increasingly demand more personalized, relevant, and consistent interactions from the businesses with which they engage.
•Consumer channel preferences are dynamic and evolving. Businesses have an unprecedented number of ways to engage with consumers, including via email, SMS, and push notifications, among other channels. However, the way in which consumers want to engage with businesses often differs greatly by channel. Rather than viewing these touchpoints with consumers in isolation, businesses need to create personalized and consistent brand experiences with their consumers across channels.
Key Limitations of Existing Solutions
Other software solutions were not purpose-built to harness customers’ first-party data. Data-focused offerings, such as cloud data warehouses or operational databases, provide the ability to store and analyze significant volumes of data for general-purpose use cases but are not purpose-built for consumer data and lack the front-end application layer. Marketing solutions are insufficient because they lack the underlying data intelligence, driving a number of key limitations, including:
•A lack of usable, comprehensive consumer data. Many existing solutions lack the ability to combine both consumer profile and event data to quickly provide a comprehensive, real-time view of consumers. Some solutions attempt to store this data in disparate databases, which is costly and time consuming. Other solutions attempt to simplify consumer data, which limits the insights required to drive successful engagements.
•A patchwork of third-party solutions that limit speed and agility. Many traditional marketing solutions rely on patched-together front-end applications and a separate back-end database. This can be time-consuming and expensive to integrate due to the need to reconfigure the data integration for each new idea. This also creates a time lag between live consumer interactions and the engagement actions taken by the business. This often leads to companies sending marketing messages with content that is outdated and no longer relevant, while making it difficult to determine the impact of an engagement.
•Basic analytical features with limited effectiveness. Many simple marketing solutions have prescriptive capabilities to summarize historical consumer performance, but lack predictive analytics. This approach offers only basic insights, limiting other solutions’ ability to recommend effective consumer engagement strategies.
•Complicated solutions that require significant technical expertise. More robust marketing solutions have typically not been built with the business user in mind and often include complicated workflows that require significant technical expertise to deploy and use. However, many potential users who oversee client engagement do not have technical backgrounds or developer resources at their disposal, making more complicated solutions and tools challenging and time consuming.
•Narrow point marketing solutions focused on single channels driving disjointed consumer experiences. Many existing marketing solutions focus on a single engagement channel, forcing businesses to use a range of point solutions to engage with their consumers. This leads to a disjointed consumer experience, friction from working across siloed architectures, and difficulty in measuring attribution.
•Complex and costly integrations with an inability to accurately measure attributable value to drive ROI. Implementing and integrating many existing consumer engagement solutions can be complicated, costly, and time consuming. Meanwhile, continuous maintenance is often required, driving up costs. Finally, without a vertically-integrated tech stack, many existing solutions are not able to accurately measure any attributable value they may deliver, making their ROI unclear.
Our Platform
We built Klaviyo because businesses need powerful technology to capture, store, analyze, and predictively use data to drive measurable, high-value outcomes. Our vertically-integrated, highly-

scalable, and flexible platform unifies the data and application layers with our messaging infrastructure into one modern tech stack.

Email
SMS
Mobile push
Messaging infrastructure
Personalized experiences
Campaigns and flows
Data science and predictive analytics
APPLICATION LAYER
Segmentation
Data store
DATA LAYER
Data and analytics drive highly personalized consumer experiences
Consumer engagement feeds future analyses, insights, and architectural decisions
Historical profile data
Name
Location
Preferences
Status
Real-time event data
Purchases
Reviews
Engagement
Support
Surveys
Alerts
300+ native integrations and open APIs[1]

[1]As of December 31, 2022

•Data Layer. Our highly-scalable platform is optimized for large volumes of data, delivers sub-second-level accessibility, and provides extremely high levels of personalization and attribution. We built our data store from the ground up to be agile, unbound by specific schema or data structures, and, as of December 31, 2022, we are able to process data from over 300 native integrations and open APIs without friction. Our integrations span from retail and eCommerce platforms – such as Shopify, Salesforce Commerce Cloud, and WooCommerce – to loyalty, social media, customer service, and shipping solutions. Additionally, we have begun to launch integrations for new verticals, including Mindbody, Zenoti, and Olo. Our data store synchronizes unaggregated, historical profile data with real-time event data in a single system-of-record. Profile data enables our customers to generate unified consumer profiles with extremely granular segmentation, grouping consumer profiles into precise audiences that update in real-time as consumers interact with our customers. Event data allows customers to send behavior-triggered messages that keep consumers engaged with the right message at the right time. This industry-agnostic, data-first approach represents a new foundational capability in our market and can be applied to several use cases and new verticals in the future that all require the combination of fast performance with real time, predictive intelligence.
•Application Layer. We built an application layer on top of our data layer, which provides a comprehensive set of tools and features that enable our customers to easily turn consumer learnings into insights and actions to drive revenue growth without the need to hire sophisticated and expensive in-house engineers. We started with our marketing application, enabling our customers to create and manage targeted marketing campaigns and flows, track customer behavior, and analyze campaign performance to grow revenue. Our advanced data science and predictive analytics capabilities also utilize artificial intelligence and machine learning so businesses can estimate consumer lifetime value, predict a consumer’s next order date, and calculate potential churn risk. As a result, our application helps companies deliver contextually-

relevant and personalized experiences throughout the entire consumer journey and across digital channels, such as email, SMS, and push notifications, through our messaging infrastructure. We focused on marketing automation for business-to-consumer, or B2C, companies within retail and eCommerce as our first application, and we believe our software is highly extensible across a broad range of functions for B2C and B2B businesses alike.
Because we vertically integrated our data layer, application layer, and messaging infrastructure into one technology stack, our platform provides customers the complete set of technologies needed to design and deliver highly personalized consumer experiences across multiple digital channels.
Key Benefits of Our Platform
We founded Klaviyo in 2012 with a data-first approach to enable our customers to effectively harness their first-party data to deliver impactful consumer experiences. This approach has enabled us to deliver the following key benefits:
•Granular segmentation with real-time action by unifying profile and event data. Our customer data store was designed to consolidate customers’ first-party data at scale, synchronizing and unifying data from over 300 integrations seamlessly into a single system-of-record. To ensure companies have the right information to engage with consumers effectively, our data store is optimized for very large data sets with the capacity to combine and store the entire consumer history of profile and event data of our customers in real time.
•Vertical integration that enables fast execution. Our platform combines our centralized data layer with our front-end application layer in one vertically-integrated technology stack. This offers our customers the ability to store and rapidly analyze consumer data in real-time, then send automated messages with targeting based on these analytics, all within one single platform. This approach also allows our customers to get up-and-running quickly without having to pre-configure their data and manage complex integrations. Going forward, our vertically-integrated technology stack also gives us the ability to easily extend our platform into new channels and applications.
•Predictive insights enhanced by machine learning and artificial intelligence to drive revenue growth. Our advanced predictive analytics capabilities utilize machine learning and artificial intelligence so businesses can estimate consumer lifetime value, predict a consumer’s next order date, and calculate potential churn risk. Our platform also allows our customers to compare their performance against similar companies in their respective industries and makes recommendations on how to optimize future engagements. With over 6.1 billion consumer profiles as of December 31, 2022 and 11 years developing and refining our analytics, our customers gain insights from anonymized consumer experiences across all of our customers, resulting in substantial network effects as we scale.
•Easy-to-use functionality purpose-built for business users of any technical skill level. Our easy-to-use platform gives business users of any technical skill level the ability to easily build consumer segments, personalize content, create new automations, run tests, engage with their consumers, and launch marketing campaigns with differentiated experiences. Our platform offers simple, one-click drag-and-drop customizable templates for designing messages and generative artificial intelligence tools for creating content, allowing our customers to easily create impactful experiences customized to their unique brands. For advanced functionality, we offer a suite of tools to enable developers to build rapid automations for different use cases and quickly integrate with other systems efficiently, all from a simple and intuitive user interface.
•Coordinated engagement across channels. We enable our customers to coordinate their multi-channel consumer engagement strategy across digital channels, such as email, SMS, and push notifications, without friction. Our predictive analytics solutions also provide recommendations on which channel to use to drive higher engagement. Our multi-channel capability results in fewer integrations to maintain and reduces the number of tools that our customers need to learn, while ensuring the right communication is used for the right channel, ultimately increasing speed and efficiency while reducing costs. Our vertical integration also allows us to easily expand into new channels, enabling our platform to evolve with consumer preferences.
•Rapid and efficient implementation with clear, attributable value to drive high ROI. Due to our pre-configured data model and automatic integrations, our platform offers rapid and efficient implementation. Meanwhile, due to our advanced technological architecture and vertical integration, we can ascribe the amount of revenue that our customers generate with specific engagements through our platform, quickly and easily quantifying their success through the KAV they generate. For customers who enabled the functionality to track KAV, for the year ended December 31, 2022, the median time for a new Klaviyo customer to generate KAV was 30 days, and even our customers generating over $50,000 of ARR generated KAV in a median of eight weeks. As a result, our customers can not only experience rapid time-to-value, but also can clearly measure the ROI of our platform.
Our Market Opportunity
Today, the customers we serve primarily operate within the retail vertical, with retailers spanning both online and offline channels. Our estimated serviceable addressable market opportunity within this vertical is over $16 billion. We calculate this opportunity using business count data sourced from Analysys Mason, focusing on the number of businesses in the geographies we primarily operate in today, including North America, Western Europe, New Zealand, and Australia, and segmenting them into Micro, Small, Medium, and Enterprise segments based on the number of employees. We then multiply the total number of companies in each segment by our respective average ARR per customer per segment as of December 31, 2022. The average ARR is based on customers in each segment in all geographies that have been using our email and SMS offering for more than twelve months.
While our first use cases were focused on the retail and eCommerce vertical, we believe our platform is highly extensible across a broad range of verticals, including education, events and entertainment, restaurants, and travel, as well as B2B companies. As we continue to scale our platform, we expect that our total addressable market will expand to businesses in all verticals that engage with third parties, including customers and clients, through email, SMS or push. Accordingly, we estimate that the total addressable market opportunity for our platform across all of these verticals is $34 billion in the United States alone. We calculate the market size using the number of businesses in the United States provided by Statista and segmenting them into Micro, Small, Medium, and Enterprise segments based on the number of employees. We then multiply the total number of companies in each segment by our respective average ARR per customer per segment, as described above. We believe our opportunity outside of the United States is at least as large as our domestic opportunity, implying a total global addressable market of $68 billion.
Our Growth Strategies
We intend to leverage our differentiated approach to capitalize on our large market opportunity and leading market position to fuel future growth with the following key growth strategies:
•Attract new customers. We have rapidly expanded our customer base to over 110,000 as of December 31, 2022 due to our product-led growth strategy. We expect to continue to acquire new customers through inbound channels, such as word-of-mouth, expanding platform integrations and agency partnerships, and growing our sales team that focuses on larger accounts. As the customers on our platform continue to grow, this creates a powerful network effect for our brand when existing Klaviyo users change employment and advocate for the adoption of our platform at their new employer. The efficiency of our go-to-market strategy is reflected in our rapid CAC payback period, which was 14 months for the quarter ended March 31, 2023.
•Expand sales within our existing customer base. We believe our product-led growth strategy enables us to efficiently expand penetration within our existing customer base. We are maniacally focused on making our platform intuitive and exceptionally easy-to-deploy, driving our customers to expand their usage of our platform in a self-serve manner. We focus on expansion in three primary ways. First, as our customers increase their usage of our platform through the number of active consumer profiles they have and email and SMS messages they send, they move to higher subscription tiers. Second, adding more communication channels and use cases, such as SMS and reviews, further expands the sales we generate from existing customers. Finally, we expect to continue to see growth from selling our platform to our customers’ other brands, business units, and geographies. Our successful land-and-expand strategy is reflected in our strong NRR of 119% as of March 31, 2023.
•Grow our mid-market and enterprise presence. While we started with SMB customers, we have also driven significant growth with mid-market companies and have an emerging presence with large enterprises. As customers drive growth and value by using our platform, their success with Klaviyo has attracted more interest from other mid-market companies and enterprises that are looking to drive better engagement with their consumers, bringing our business and sales motion up-market. As of December 31, 2022, we had 1,085 customers generating over $50,000 of ARR, representing growth of over 100% year-over-year. Going forward, we expect to continue to grow our mid-market and enterprise presence as we further invest in our outbound sales team and add new product capabilities.
•Expand internationally. We believe we have significant expansion opportunities in international markets. We initially started by serving customers in North America and, in 2019, we opened our London, England office to serve the European region, followed by our Sydney, Australia office in 2022 to target the Asia Pacific region. We have seen great success in these international markets, sales outside of Americas represented 29.3% of our revenue in the year ended December 31, 2022. We currently offer our platform and service only in English and only bill in US Dollars. Based on these successful expansions, we believe we have significant international opportunities ahead, especially as we add additional languages and currencies to our platform.
•Invest in our platform. We have a history of innovation and will continue to develop and invest in our platform to provide more value to our customers over time. We launched with our data platform and email offering, and have since added additional communication channels, such as SMS and push notifications, and additional use cases, such as reviews. Near term, we have a clear product roadmap ahead of us, including the launch of other marketing applications. Given the broad applicability of our platform, we believe that long-term we have an enormous opportunity to launch new channels and capabilities to attract new customers as well as cross-sell to our existing customers.
•Expand into new verticals and use cases. We chose eCommerce as our initial focus area because we found that there was a massive need for our technology solution in that market. We believe that our technology platform has broad applicability across a range of industry verticals and use cases. For example, in the restaurant industry we work with Olo, a restaurant ordering and delivery software company, to improve the consumer ordering experience. We partner with Mindbody, a cloud-based fitness and wellness software company, to connect fitness and wellness entrepreneurs with consumers at scale. Our Eventbrite connection helps event creators connect with attendees. We have already seen organic adoption of our platform in verticals such as education, events and entertainment, restaurants, and travel, as well as from B2B companies. Across these verticals, examples of expanded use cases include enabling a restaurant group to unify online and in-person order data to encourage repeat guests, connecting a community of classic car enthusiasts to sell more event tickets and memberships, and helping a luxury resort personalize its bookings and upsell services and a fitness business to craft a thoughtful personalized experience for first time members. This market expansion motion has largely been driven by our customers, without any marketing or product development investments by us. Over time, we intend to invest in selling and marketing to specifically target industry verticals outside retail and eCommerce, such as wellness. We also intend to make platform investments in the future to align our platform with industry-specific needs, as relevant.
Our Products
Our vertically-integrated, highly-scalable and flexible platform unifies the data and application layers with our messaging infrastructure into one modern tech stack, providing all the features and automation tools necessary to drive personalized consumer engagement:
Messaging Infrastructure
Email: The core capability of our platform is to enable businesses to send personalized emails to their consumers. This includes a range of drag-and-drop email templates, allowing customers to easily edit and customize pre-built templates; email campaigns and automations, including Smart Send Time features, generative AI for subject line creation, and A/B testing tools; and advanced consumer list segmentation, all of which are tools to help create high-performing email engagements.
SMS: Our SMS marketing capability enables customers to send targeted text messages to their consumers and strengthen relationships through our conversational SMS feature, which allows businesses to send personalized responses to consumers in real-time. We also offer built-in contact cards to ensure that texts from our customers don’t appear as random numbers. Our consent management and compliance tools save time and money for our customers and enable them to focus on delivering a highly personalized consumer experience. Our AI-powered SMS suggested responses generate replies for our customers when consumers send them texts.
Push: Our push notification channel allows customers to send personalized push notifications on iOS and Android devices to engage consumers with timely and relevant mobile app notifications to build omnichannel experiences.
Our multi-channel approach allows our customers to communicate with their consumers in the manner that best serves their diverse business needs. By creating a single, holistic view of the consumer, we can help customers understand and communicate with their consumers across all channels. For example, some customers may choose to engage with consumers asynchronously through email with highly-segmented, personalized, and cost-effective messages. However, in some cases, such as notification of a flash sale, customers may choose to drive revenue through concise, action-oriented interactions delivered in real-time through SMS or push. Because our platform was purpose-built to help customers understand their consumers, our customers can leverage consumer profiles, event data, and AI-powered predictive analytics to deliver highly personalized messages across relevant communication channels, rather than through disparate and disjointed channels.
Other Applications
Our recently launched reviews add-on allows our customers to collect product reviews alongside their existing consumer data and messaging in Klaviyo while delivering a more seamless experience across the customer lifecycle.
Product Features
Integrations: We integrate with a wide range of data sources such as retail and eCommerce platforms, including Shopify, Salesforce Commerce Cloud, and WooCommerce, to comprehensively replicate all historical profile and event data in Klaviyo and synchronize data going forward. These integrations allow our customers to create a complete consumer source of record in Klaviyo with minimal to no engineering effort. Additionally, we offer over 300 pre-built integrations and open APIs to bring additional profile and event information into Klaviyo.
Segmentation: Our advanced audience segmentation allows businesses to create consumer segmentation based on all the consumer data they have available in Klaviyo, including purchase history,

engagement levels, and Klaviyo-powered predicted customer lifetime value. The segmentation feature enables our customers to better target consumers with personalized engagement. Via Klaviyo’s outbound integrations, segments can be automatically pushed to ad networks to further target consumers or accessed via API to power actions in other systems.
Automation — Campaigns and Flows: Our Flow Builder allows customers to set up automations that trigger messaging or actions in other systems via webhooks based on any consumer information stored in Klaviyo.
With our campaign management software, businesses can easily build personalized marketing campaigns based on their consumer data. These campaigns can be delivered across our communication channels to deliver a personalized omnichannel experience. Businesses can also use our marketing automation software for campaigns, which deliver regular interactions to inform their consumers about new channel launches, sales announcements, and newsletters. Our platform has built-in generative artificial intelligence capabilities to allow users to auto-generate email and SMS content. Our built-in attribution allows customers to quantify and understand the revenue impact of campaigns and flows.
Analytics and Benchmarks: Out predictive analytics features use artificial intelligence and machine learning to drive valuable consumer insights related to consumer lifetime value, churn risk, and behavior forecasting. Our benchmark feature aggregates anonymized performance data across our customer engagement strategies and allows businesses to compare their performance to that of their industry peers. Business metric comparisons such as open rate, average cart value, and subscriber rate, allow businesses to evaluate the effectiveness of their engagement strategy and identify key areas of opportunity.
Our Technology
The Klaviyo platform was engineered from the ground up to be cloud-native, consisting of a set of reusable primitives — for example, the data store, segmentation engine, campaigns and flows, and messaging infrastructure — that provide tight vertical integration but are independent and extensible. Our entire data platform was designed to power many applications, with marketing as the first one.

Our data layer is the core of the Klaviyo platform and the foundation on which we built all our functionality.

API
Unaggregated customer view (point and range queries)
API
Aggregated customer view (analytics queries)
API
Segmentation view
API and Jobs
ML/AI feature development
STRONG OPINIONATED VIEWS (APIS)
Real time Projection Pipelines
REAL TIME & HIGHLY SCALABLE STREAMING PROJECTIONS
LONG DATA RETENTION ULTRA FLEXIBLE SCHEMAS
Facts & Actions SoT
Livestream
Materialization
Profile Resolution
Canonical events
Profiles
Event Pipeline (validation, prioritization, dedupe)
HIGHLY SCALABLE DATA INGESTION
Profile collectors
Klaviyo data layer
Event data sources (Actions)
Profile data sources (Facts)
Data sources

We built a composite data store that aggregates effectively unlimited amounts of data in a way suitable for transactional, analytical, and machine learning workloads. The extensible architecture of our data store runs an ingestion pipeline responsible for deduping, data augmentation, and identity resolution. This pipeline spawns multiple projections in real-time as billions of facts and actions are ingested, enabling us to store the processed data in multiple formats. The extensibility of the projection mechanism allows us to easily add more use cases as needed.
The overarching architectural decision to use independent reusable primitives across the data layer, application layer, and messaging infrastructure was key to providing the level of scalability, reliability, performance that our platform offers.
Scalability
Efficient Computation and Storage: Our vertically-integrated platform is built for massive scale using cloud computing. In order to enable over 110,000 customers to create dynamic, personalized experiences for their end users, we efficiently ingested and stored 1.5 billion events every day on average during 2022. We use this data to power personalization and send billions of messages across multiple channels each month, including email, SMS, and push notifications.
Optimized for Large Data Sets: Our data store is optimized for very large data sets with the capacity to combine and store our customers’ entire consumer history of profile and event data in real time without expiration of the ingested data. Architectural techniques such as data partitioning and indexing across natural query seams allow our platform to scale with our customers.

Reliability
We store all Klaviyo data in the cloud and use fundamental building blocks of that platform, such as elastic compute cloud instances, elastic load balancers, and block storage.
Our systems are designed to be redundant and most of the intra-system communication is done asynchronously, which allows us to achieve a high degree of reliability. We built redundancy in every level of the stack, for example, every sub-system runs on multiple data centers, reducing the dependency on a specific data center. Additionally, we have built extensive monitoring to detect and recover from incidents and alert for potential anomalies.
In addition to reliability, we also built our platform with message deliverability as a top concern. Our customers demand tools that help them maintain a trusted reputation with their consumers and channel providers, which we accomplish by delivering personalized experiences on time and in accordance with applicable laws, regulations, and best practices. To further ensure trust in delivery, we also provide features like guided warming, shared and dedicated sending internet protocol addresses, and a tight feedback loop with channel providers. We ensure a frictionless experience for our customers, and therefore a differentiated user experience, with this focus on the reliability and scale of our messaging platform.
Performance
Fast Access to Data: Our composite data store is engineered for scale and speed without requiring workarounds and limitations. Over the twelve months ended March 31, 2023, our platform delivered over 287 billion emails and over 2.3 billion text messages. During the quarter ended March 31, 2023, we delivered, on average, 817 million campaign messages and 38 million flow messages per day. Our strong data store performance is based on our projection architecture and the selection of multiple backing databases including technologies such as MySQL, PostgreSQL, Clickhouse, and S3. This allows us fast access to range and point queries, complex segmentation, and aggregations, such as the amount spent by a customer over the last 30 days.
We have intentionally separated our application layer from our data stores through the implementation of rich front-ends including HTML, JavaScript, and CSS that use techniques like backend-for-frontend APIs and leverage content delivery networks to reduce latency in accessing data.
Research and Development
Our research and development organization is responsible for leading continuous innovation of our platform and channels, through the design, development, testing and delivery of features, and new technologies. It is also responsible for reliably operating and scaling our platform including the underlying cloud infrastructure. Our research and development team is organized in pillars aligned with our vertically-integrated stack. We additionally have small teams focused on new ventures that are oriented towards long-term growth initiatives.
Each pillar is organized as small teams with high levels of ownership of the technology they develop/deploy and a mindset of continuous delivery for our customers. We believe this setup allows for rapid innovation of our platform. Research and development employees are primarily in Boston, Massachusetts. We intend to continue to invest in our research and development capabilities to expand our platform capabilities and offerings. Research and development expenses totaled $65.6 million and $104.1 million in the fiscal years ended 2021 and 2022 respectively.
Our Ecosystem
Our partner ecosystem enriches our customer offerings and helps us reach a broader audience than we would be able to reach on our own. Our partner ecosystem includes commerce platforms, other technology companies, marketing agencies, systems integrators, and developers. Each constituent of our ecosystem contributes to the growth of our business increasing our collective reach, the depth of our integration portfolio, and the breadth of our customer data. As we invest in our ecosystem over time, we expect that our investments will allow customers to derive better value from our platform and will create greater efficiency for our selling and marketing activities.

Commerce platforms
Developers
klaviyo
Marketing agencies and system integrators
Other technology partners

Commerce Platforms
Through our partnerships and data integrations with commerce platforms, we are able to aggregate and analyze our customers’ first-party consumer data in real-time to drive more and better insights for our customers. Our platform completes the technology stack for direct-to-consumer businesses, combining their commerce engines with our powerful solution to drive revenue growth through data-driven, highly personalized experiences.
We partner with most major commerce platforms, including Shopify, BigCommerce, Centra, Magento, Nuvemshop, PrestaShop, Magento (Adobe), Salesforce Commerce Cloud, Square, Wix, and WooCommerce. We have additionally integrated with Amazon Buy with Prime. These relationships include data integrations as well as go-to-market components through app store placement.
Our platform integrations create value for customers across a variety of verticals beyond retail and eCommerce. For example, in the restaurant industry we work with Olo, a restaurant ordering and delivery software company, to improve the consumer ordering experience. We partner with Mindbody, a cloud-based fitness and wellness software company, to connect fitness and wellness entrepreneurs with consumers at scale. Our Eventbrite connection helps event creators connect with attendees.
Our Partnership with Shopify
In July 2022, we completed a series of transactions to memorialize our strategic partnership with Shopify, which established Klaviyo as the recommended email solution for all Shopify Plus merchants. Approximately 77.5% of our total ARR as of December 31, 2022 came from customers who also use the Shopify platform; however, the vast majority of those customers came to us through inbound channels or through other means such as our marketing agency partners. For 2022, approximately 10.6% of our new ARR was attributable to customers that chose to install Klaviyo through Shopify’s App Store.
In connection with our partnership, Shopify Strategic also invested approximately $100 million in us and, as of April 30, 2023, owned approximately 8.7 million shares of our common stock, with an option to purchase an incremental amount of 15.7 million shares of our common stock pursuant to the Investment Option and outstanding warrants to purchase up to an additional 10.0 million shares of our common stock. For further details regarding our relationship with Shopify, see the section titled “Certain Relationships and Related Party Transactions—Agreements with Shopify.”
Other Technology Partnerships
We enhance our platform through our large technology partner ecosystem and robust library of integrations with other technology platforms, including Google, Meta, Zendesk Gorgias, LoyaltyLion, Okendo, and Yotpo. We have built a robust suite of over 300 pre-built integrations and native data sources that customers want connected to their Klaviyo hub. Customers can leverage our fast, easy-to-use integrations to synchronize real-time data from technology companies specializing in payments, credit cards, order management, support tickets, subscriptions, shipping, surveys, referrals, and reviews, among others. Through these integrations, we have been able to build comprehensive consumer profiles on behalf of our customers that includes information on consumer spend and details on non-financial activities, such as interactions with customer service, website activity, loyalty, social media, and more. Easy integration with these platforms and apps also reduces friction in the sales process as Klaviyo seamlessly fits within a customer’s preferred tech stack, and has retention benefits as the more complementary software tools a customer integrates into Klaviyo as their data hub, the more challenging the choice to remove Klaviyo becomes.
Marketing Agencies and Systems Integrators
We have built a deeply-invested community of digital marketing agencies, systems integrators, freelancers, and other consulting partners who recommend their clients use Klaviyo to design, run, and measure their marketing campaigns. In 2022, more than 5,000 unique marketing agency and consulting partners referred leads to Klaviyo. These agencies help our customers run effective campaigns using Klaviyo, and provide strategic guidance to help our customers achieve their goals utilizing our platform. Many of these partners develop in-house Klaviyo expertise, build Klaviyo-dedicated service offerings, and go-to-market as a Klaviyo partner. We mirror the investment these partners have made in Klaviyo by offering them a partner program (including incentives and requirements), partner-specific tools, and dedicated training and support. Marketing agencies partner with us because our platform is able to help their clients more effectively target consumers, and in the process, the agencies are able to grow their own businesses.
Systems integrators support many of our mid-market and enterprise customers and work with businesses to help them get started on our platform. In some cases, our systems integrator partners leverage our flexible and scalable APIs to build custom integrations and bespoke solutions for their customers. We expect to work with more systems integrators and deepen our relationships with them as we add an increasing number of larger customers.
Developers
We provide many developer-friendly features, including a flexible data architecture, no data pre-configuration requirements, API reference documentation and guides, new SDKs and developer tools, a community forum for collaboration, and monthly newsletters to help developers stay informed on all upcoming releases. We offer several incremental features that serve developers, including the ability to run code hosted on our platform. As a result, when developers are using our platform to build and test code, they can do so without needing to set up separate hosting environments. We also provide developers with data sample generation tools, allowing developers to run and test their code against real, anonymized datasets which we generate for them as sample sets, versus relying on the developer to identify, obtain and ingest relevant data sets for their work.
Our Customers
Our platform serves businesses of all sizes, across industries and geographies. Our customers range from entrepreneurs and small and medium-sized businesses to mid-market businesses and enterprises. Today we have a strong presence in the retail and eCommerce vertical and see growth from international customers. As of December 31, 2022, we served over 110,000 customers, up from over 90,000 customers as of December 31, 2021.
Our Go-To-Market Strategy
Our product-led growth motion has helped build a highly efficient go-to-market engine powered by our strong platform and fast time to value, with limited reliance on professional services teams for implementation. Our marketing activities are designed to build broad brand awareness, generate thought leadership and create demand and leads for our sales organizations within our target markets.
Our large and growing ecosystem of major eCommerce platforms, agency partnerships, and developers, helps us efficiently attract new customers. We primarily attract new customers through inbound channels based on our reputation and product quality, such as word-of-mouth, commerce platform partnerships, and agency partnerships. We have a customer first approach and have designed our platform with the north star of helping businesses improve their engagement and drive revenue. As we deliver significant measurable and attributable value to our customers, they have become powerful advocates of our solution which allows us to benefit from a strong word-of-mouth motion. Our strong product reputation makes our customer acquisition strategy highly-efficient, as reflected by our CAC payback period of 16, 18, 19, 14, and 14 months for the quarters ended March 31, 2022, June 30, 2022, September 30, 2022, December 31, 2022, and March 31, 2023, respectively.
Many of our customers come through our self-service channel by simply coming to our website and signing up for our platform without the need for our sales team’s involvement. Customers can start with a free tier of our platform or land directly with one of our paid subscription tiers.
With geographic coverage across Americas, EMEA, and APAC, our sales organization serves prospective customers and existing customers of all sizes. In addition to our self-service model, we deploy a high-velocity inside sales team focused on new customer acquisition, a mid-market and enterprise sales team, and a customer growth team focused on maximizing customer value and introducing all Klaviyo SKUs. Our acquisition teams respond to inbound and partnership-referred leads while also supplementing this demand by going outbound directly to businesses to introduce Klaviyo. Our go-to-market motion targets decision makers participating in the marketing-spend cycle, including the chief marketing officer, chief customer officer, and other key functional marketing heads. Our value proposition of growing revenue by making it easy to drive personalized communication resonates with all levels of an organization, from the C-Suite executive who sets the sales and marketing strategy to the marketing teams who execute on it.
Our outbound sales motion and sales process for all customers is differentiated by the amount of tangible advice and recommendations we are able to provide. Using all available channels, including social, video, email, phone, and SMS, we are able to deliver actionable insights to prospective customers that help them drive revenue growth.
Customer Experience and Customer Success
As a customer-first organization, our customers are at the heart of everything we do. We believe that the customer experience, along with the value they derive from Klaviyo, differentiates us in the marketplace. We provide our customers a comprehensive set of capabilities and services that support their journey with us. As a partner that creates value, we earn our customers’ trust, and that trust helps drive net retention through renewals and expansion.
We engage with our customers from large to small through dedicated programs, such as Customer Success at Scale, Voice of the Customer, and with dedicated Customer Success Managers for our largest customers. With this ongoing feedback, we can continue to make impactful improvements to our platform and to the customer success and support experiences we offer.
Our Customer Success and Support teams provide a wide range of services that help meet our customers’ needs, including the following:
•Starting from the beginning of their journey, our onboarding teams work quickly to get customers set up with the right configuration and features to meet their business goals.
•For our smallest customers, we offer self-service journeys that support and guide them from on-boarding to adoption to expansion.

•For our largest customers we offer white glove engagement, guiding the customer as a trusted advisor around best practices, industry trends, and new product features and functionality, helping our customers optimize their success with Klaviyo and ultimately drive their own growth.
•Our Customer and Partner Education Services team offers capabilities from free ungated content via social channels, learning tutorials, and live virtual hands-on training sessions, to helping customers set up segmentation, flows, and campaigns.
•We offer dedicated developer education and technical documentation as well as a developer-specific community to support and grow our developer ecosystem.
Our Customer Success and Support teams are the face of Klaviyo. In every interaction, we have the opportunity to educate and inspire our customers and partners. All of our customers, from a single entrepreneur to a Fortune 500 executive, rely on Klaviyo to drive their business. We take this responsibility seriously, and offer global support to all customers regardless of size.
Competition
The market in which we compete is evolving and highly competitive. There are several established and emerging competitors that address specific aspects of our platform, but we believe that none of our competitors currently offer comparable solutions that have the comprehensive functionality of our platform. Our main competitors are:
•Marketing solution providers, such as Mailchimp and Braze;
•Large, consolidated marketing automation software providers, such as Adobe and Salesforce; and
•Data-focused vendors, such as providers of cloud data warehouses or operational database technologies, which provide data infrastructure but are not purpose-built for consumer data and lack the front-end application layer.
In addition, our competitors could merge or partner with one-another or strengthen cooperative relationships with strategic distribution and technology partners or other parties.
Our market is fragmented, highly competitive, and continues to evolve. We believe that the key competitive factors in our market are:
•Fast time-to-value and ROI for customers;
•Ease of deployment, implementation, and use;
•Unified data architecture, with the ability to synchronize unaggregated, historical customer profile data with real-time event data in a single system-of-record;
•Integration with third-party applications, data sources, and open-source technologies;
•Breadth and depth of features and functionality;
•Quality and accuracy of data and predictive intelligence;
•Ability to support multiple use cases and verticals;
•Strength of sales & marketing and partnership efforts;
•Market vision and product strategy;
•Pace of innovation;

•Brand awareness and reputation;
•Performance, scalability, security, and reliability; and
•Quality of service and customer satisfaction.
We believe that we compare favorably on each of these factors relative to our competitors. However, some of our competitors and potential competitors may be larger and have greater brand awareness, longer operating histories, larger marketing budgets and established marketing relationships, access to larger customer bases, and significantly greater resources for product development. Additionally, because our market is rapidly developing, it is possible that new entrants, particularly those with extensive resources, could introduce new products or services that compete in our market and better address our customers and potential customers. See the section titled “Risk Factors” section for a more detailed description of risks related to competition.
Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, the functionality and infrastructure of our platform and our business, and frequent enhancements to and expansions of our platform are more important contributors to our success.
As of December 31, 2022, we had 16 pending patent applications in the United States that cover various aspects of our business in the United States and abroad. These patent applications are intended to protect our proprietary inventions relevant to our business. We continually review our development efforts to assess the existence and patentability of new intellectual property.
We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and internationally to the extent we determine appropriate and cost-effective. As of December 31, 2022, we had a total of 2 registered trademarks and 9 pending trademarks in the United States and 62 registered trademarks and 93 pending trademarks in non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business, such as www.klaviyo.com and other similar variations.
In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where we operate may not protect our intellectual property rights to the same extent as laws in the United States. We expect that infringement claims may increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations, and financial condition.
From time to time, we also incorporate certain intellectual property licensed from third parties, including under certain open-source licenses. Even if any such third-party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies with substantially equivalent functionality would be available to substitute for such unavailable technologies as needed in each case.
Regulatory Matters
We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection and information security, intellectual property, competition, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted and applied in a manner that is inconsistent across jurisdictions and may also be inconsistent with our current policies and practices, any or all of which could harm our business. In addition, the application and interpretation of these laws and regulations often are ambiguous or inconsistent, particularly in the new and rapidly evolving industry in which we operate, and the extent they apply to us is at times unclear. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure or perceived failure by us or the third parties we work with to comply with these laws and regulations may subject us to, among other things, private litigation, regulatory investigations and enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.
For example, our business offerings rely heavily on a variety of direct marketing techniques, including email marketing and marketing conducted via SMS. These activities are regulated by various state, federal, and foreign laws and regulations relating to privacy, data protection, and information security, including, among others, the TCPA, which regulates telemarketing and text message communications, and CAN-SPAM, which regulates the sending of commercial messages via email.
We are also subject to a variety of U.S. state privacy laws, such as the CCPA and the Virginia Consumer Data Protection Act, and anticipate being subject to recently adopted laws in Colorado, Connecticut, Utah, Iowa, and Indiana. These laws impose a number of requirements on covered businesses and give state residents certain rights related to their personal information, including the right to access and delete their personal information, to receive detailed information about how their personal information is used and shared, and to opt out of certain sharing or uses of their personal information. While these laws are, in many ways, substantially similar, there are variations in the obligations they impose on covered businesses, and they may be interpreted differently in the future by government officials.
We also face increasingly stringent data protection laws and regulations outside of the United States. For example, we are subject to both the European and UK GDPR, which impose stringent operational requirements for entities processing personal information and penalties for non-compliance that include bans on processing personal data and fines of up to €20 million (or £17.5 million under UK GDPR) or 4% of the non-compliant company’s annual global revenues, whichever is greater.
For additional information about our approach to laws and regulations relating to privacy, data protection, and information security, please see the section titled “Risk Factors—Risks Relating to Privacy, Data Security and Data Protection Laws.” Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in user growth, retention, or engagement, any of which could significantly harm our business.

Security, Privacy, and Data Protection
Trust is important for our relationship with our customers, and we take significant measures to protect the privacy and security of their data and the data of their consumers.
Security
We devote considerable resources to our information security program, which is dedicated to ensuring the highest confidence in our custodianship of the data of our customers. Our security program is aligned with applicable standards and regulations, including CCPA, GDPR, and the ISO/IEC 27001 standard and is regularly audited and assessed by third parties, including an annual SOC 2 Type 2 audit.
Our security program focuses on preserving the confidentiality, integrity, and availability of the personal data and other confidential information of our customers and their consumers. To this end, our team of security professionals, in partnership with peers across our company, work to implement best practices, identify and mitigate risks, and continually evaluate ways to improve our global information security program. These steps include classification and inventorying of data, encryption of in transit and at rest sensitive data and personal information, network and application security and penetration testing, minimizing and authorizing access controls, and multi-factor authentication for system access. We also employ regular system monitoring, logging, and alerting to retain and analyze the security state of our corporate and production infrastructure. In addition, we take steps to help ensure that appropriate security measures are maintained by the third-party vendors we use, including the conducting of due diligence prior to engagement as well as regular security reviews and assessments.
Privacy and Data Protection
The privacy of our customers’ data and their consumers’ data is important to our continued growth and success, and as a result, compliance with laws on data protection and privacy regulating the storage, sharing, use, processing, transfer, disclosure, and protection of personal data is core to our strategy and integral to the creation of trust in our platform. Privacy is a shared responsibility among all our employees. We also have a privacy team that builds and executes on our privacy program, including support for data protection and privacy-related requests.
We maintain a privacy policy that describes how we collect, use, and share personal information, and we implement appropriate contractual provisions in all customer and vendor contracts relating to the processing of personal information.
We are committed to complying with applicable privacy and data protection laws. We monitor guidance from industry and regulatory bodies and update our platform and contractual commitments accordingly. Despite measures we put in place, we may be unable to comply in all respects with all applicable privacy and data protection laws or to anticipate or prevent unauthorized access to our data or the data of our customers. For additional information about our approach to privacy and data protection, please see the section titled “Risk Factors—Risks Relating to Privacy, Data Security and Data Protection Laws.”
Our Employees and Human Capital Resources
As of December 31, 2022, we had a total of 1,544 employees. As of December 31, 2022, we had employees located in three countries, with the substantial majority of our employees located in the United States. We supplement our workforce with contractors and consultants. In March 2023 we announced a reduction-in-force affecting approximately 8% of our global workforce.
To our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees. The principal purposes of our equity incentive plans are to attract, retain, and reward personnel through the granting of share-based compensation awards in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.
Legal Proceedings
We are not currently a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
Facilities
Our corporate headquarters is located in Boston, Massachusetts, where we currently lease approximately 159,860 square feet pursuant to a lease agreement that expires in 2028. We also lease or purchase service memberships to additional facilities in Denver, Colorado; San Ramon, California; London, United Kingdom; and Sydney, Australia.
We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional or alternative space will be available on commercially reasonable terms as needed to accommodate any such growth.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of July 1, 2023:

Name	Age	Position
Executive Officers:
Andrew Bialecki	37	Chief Executive Officer, Co-Founder, and Director
Edward Hallen	41	Chief Product Officer, Co-Founder, and Director
Amanda Whalen	48	Chief Financial Officer
Steve Rowland	55	President
Allen Chaves	55	Chief Technology Officer
Landon Edmond	53	Chief Legal Officer and General Counsel
Lisa Maronski	48	Chief People Officer
Non-Employee Directors:
Jennifer Ceran	59	Director
Ping Li	51	Director
Michael Medici	44	Director
Roxanne Oulman	51	Director
Susan St. Ledger	58	Director
Tony Weisman	63	Director
_______________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Executive Officers
Andrew Bialecki is a co-founder of Klaviyo and has served as our Chief Executive Officer and as a member of our board of directors since September 2012. Prior to founding Klaviyo, Mr. Bialecki served as Chief Technology Officer of RockTech, a sales and marketing software company, from April 2011 to June 2012, Senior Engineer at Performable, a marketing software company, from July 2010 to March 2011, and Lead Engineer at Applied Predictive Technologies, a business analytics software company, from September 2007 to June 2010. Mr. Bialecki holds a Bachelor of Arts degree in Physics, Astronomy and Astrophysics from Harvard University.
We believe that, as a co-founder and one of our largest stockholders, Mr. Bialecki is qualified to serve as a member of our board of directors because of his knowledge of our company and our business, his experience building and leading our company and his perspective into corporate matters as our Chief Executive Officer.
Edward Hallen is a co-founder of Klaviyo and has served as a member of our board of directors since September 2012 and as our Chief Product Officer since July 2021. Prior to that, Mr. Hallen held various roles within the Company from September 2012 to July 2016, before returning to the Company in July 2021. Mr. Hallen is also the co-founder of Team Engine, a text-first human resources and operations platform, which he founded in January 2018 and served as Chief Executive Officer until April 2021. Prior to founding Klaviyo, Mr. Hallen served as Principal at Applied Predictive Technologies, a business analytics software company, from August 2004 to April 2010. Mr. Hallen holds a Bachelor of Science degree in Systems Engineering from the University of Virginia and a Master of Business Administration degree from the Massachusetts Institute of Technology’s Sloan School of Management.
We believe that, as a co-founder and one of our largest stockholders, Mr. Hallen is qualified to serve as a member of our board of directors because of his knowledge of our company and our business, his experience building our platform and his perspective into product-related matters as our Chief Product Officer.
Amanda Whalen has served as our Chief Financial Officer since May 2022. From July 2017 to March 2022, Ms. Whalen held various senior leadership roles at Walmart Inc., a global omnichannel retailer, including most recently as Executive Vice President and Chief Financial Officer of Walmart International. From 2008 to 2017, Ms. Whalen served as a finance and strategy executive in various industries, and from 1997 to 2008 she was with Bain & Company, a global management consulting firm. Ms. Whalen holds a Bachelor of Arts degree in Comparative Literature from Princeton University and a Master of Business Administration degree from the Massachusetts Institute of Technology’s Sloan School of Management.
Steve Rowland has served as our President since July 2023. Prior to joining Klaviyo, Mr. Rowland served as Chief Revenue Officer of Okta, Inc. (NASDAQ: OKTA), an access management company, from March 2021 to June 2023. Mr. Rowland also served as Vice President, Americas at Splunk Inc. (NASDAQ: SPLK), a data analytics company, from August 2019 to March 2021, and as President of DataStax, Inc., a cloud database solutions company, from October 2015 to August 2019. He previously held various executive leadership roles at other technology companies, including NodeSource, Inc., Apigee Corp., Blue Coat Systems LLC, and BMC Software Inc., and was a director of Figure Eight Inc. Mr. Rowland currently serves as a director of Dynatrace, Inc. (NYSE: DT), a software intelligence and automation company, and is an Executive Advisor and Limited Partner at Forté Ventures, an Atlanta, Goregia based venture capital firm. Mr. Rowland holds a Bachelor of Science degree in Engineering from Texas A&M University.
Allen Chaves, Jr. has served as our Chief Technology Officer since December 2019. Prior to joining Klaviyo, Mr. Chaves served as Chief Technology Officer at Endurance International Group, an information technology and web hosting company, from January 2017 to December 2019, and Chief Architect and Director of Engineering at Intuit, a financial services software company, from January 2007 to July 2016. Mr. Chaves holds a Bachelor of Arts degree in Computer Science from the Universidade Federal de Minas Gerais in Brazil.
Landon Edmond has served as our Chief Legal Officer and General Counsel since December 2020. Prior to joining Klaviyo, Mr. Edmond served in a variety of leadership positions at SAP SE, an enterprise application software company, from May 2012 to December 2020, including as Senior Vice President and General Counsel. Prior to its acquisition by SAP SE in 2012, Mr. Edmond served in various leadership roles, including as General Counsel at Ariba, Inc., a spend management software company, from May 2000 to April 2012. Since October 2020, Mr. Edmond has served on the advisory board of the Santa Clara University School of Law. Mr. Edmond holds a Bachelors of Arts degree in Sociology from the University of South Florida and a Juris Doctor degree from the Santa Clara University School of Law.
Lisa Maronski has served as our Chief People Officer since February 2022 and previously served as our Global Head of Integrated Talent from July 2021 to January 2022. Prior to joining Klaviyo, Ms. Maronski served as Global Head of Integrated Talent at Iron Mountain Inc., an enterprise information management services company, from June 2021 to July 2021 and as Vice President, Global Talent Acquisition from March 2019 to June 2021. Ms. Maronski also served as Vice President, Global Head of Talent at Endurance International Group, an information technology and web hosting company, from July 2017 to March 2019, and Senior Vice President, Head of Talent at Santander Bank, a global financial services provider, from May 2014 to March 2017. Ms. Maronski holds a Bachelor of Arts degree in Economics from the University of Massachusetts, Amherst.

Non-Employee Directors
Jennifer Ceran has served as a member of Klaviyo’s board of directors since May 2021, and also served as our Interim Chief Financial Officer from November 2021 to May 2022. Ms. Ceran previously served as Chief Financial Officer of Smartsheet Inc., a productivity and project management software development company, from September 2016 to January 2021. Prior to joining Smartsheet, Ms. Ceran served as Chief Financial Officer at Quotient Technology, Inc., a marketing platform company, from September 2015 to September 2016, and as Vice President of Finance at Box, Inc., a cloud content management platform, from October 2012 to September 2015. From April 2003 to August 2012, Ms. Ceran served in various leadership capacities at eBay Inc., a global commerce and consumer payment platform, including as Vice President of Finance. Ms. Ceran currently serves as a director at Riskified Ltd. (NYSE: RSKD), NerdWallet, Inc. (NASDAQ: NRDS), Plum Acquisition Corp I (NASDAQ: PLMIU) and various private companies, and is a former director at Okta, Inc. (NASDAQ: OKTA). Ms. Ceran holds a Bachelor of Arts degree in Communications and French from Vanderbilt University and a Master of Business Administration degree in Finance and Accounting from the University of Chicago’s Booth School of Business.
We believe that Ms. Ceran is qualified to serve as a member of our board of directors because of her valuable financial and business expertise and years of experience as chief financial officer of a publicly traded company, as well as her service as a director of publicly traded companies.
Michael Medici has served as a member of Klaviyo’s board of directors since March 2019. Mr. Medici is a Managing Director of Summit Partners, L.P., a private equity firm, where he has been employed since 2005. Mr. Medici has served as a director at Markforged Holding Corp. (NYSE: MKFG), an additive manufacturing company, since July 2021, and previously served as a director at MarkForged, Inc., prior to it becoming a public company, from March 2019 to July 2021. Mr. Medici also serves or has served as a director of several private companies. Mr. Medici holds a Bachelor of Science degree in Finance and International Business from Georgetown University.
We believe that Mr. Medici is qualified to serve as a member of our board of directors because of his extensive business experience and his past and current experience serving as a director of publicly traded companies.
Ping Li has served as a member of Klaviyo’s board of directors since November 2020. Mr. Li is a partner at Accel, a venture capital firm, where he has worked since 2004. Mr. Li served as a director of Tenable Holdings, Inc. (NASDAQ: TENB) from October 2012 to May 2021 and Cloudera, Inc. (formerly NYSE: CLDR) from October 2008 to July 2018. Mr. Li also serves or has served as a director of several private companies. Mr. Li received an Atrium Baccalaureus degree in Economics from Harvard University and a Master of Business Administration degree from Stanford University.
We believe that Mr. Li is qualified to serve as a member of our board of directors because of his extensive business experience in the technology sector and his past and current experience serving as a director of publicly traded companies.
Roxanne Oulman has served as a member of Klaviyo’s board of directors since May 2023. From November 2018 to June 2022, Ms. Oulman served as Executive Vice President and Chief Financial Officer of Medallia, Inc., a cloud-based customer experience management software company that was acquired by Thoma Bravo in October 2021. From November 2016 to September 2018, Ms. Oulman served as Executive Vice President and Chief Financial Officer of CallidusCloud, an enterprise software and SaaS company acquired by SAP SE in April 2018. Ms. Oulman also held various leadership positions at CallidusCloud from May 2013 to November 2016. From June 2011 to October 2012, Ms. Oulman served as Interim Chief Financial Officer at Thoratec Corporation, a biomedical device company, and from 2004 to 2011, she held several other financial leadership positions at Thoratec Corporation. Since August 2018, Ms. Oulman has served as a director of CalAmp Corp. (NASDAQ: CAMP), a data intelligence and cloud services software company. Ms. Oulman holds a Bachelor of Science degree in Accounting from

Minnesota State University, Mankato and a Master of Business Administration degree from the University of the Pacific’s Eberhardt School of Business.
We believe that Ms. Oulman is qualified to serve as a member of our board of directors because of her proven leadership skills, financial and business expertise, and experience as a chief financial officer of publicly traded companies, as well as her service as a director of a publicly traded company.
Susan St. Ledger has served as a member of Klaviyo’s board of directors since May 2023. From February 2021 to January 2023, Ms. St. Ledger served as President, Worldwide Field Operations at Okta, Inc. (NASDAQ: OKTA), an access management company. Ms. St. Ledger previously served as President, Worldwide Field Operations from October 2017 to January 2021 and Senior Vice President and Chief Revenue Officer from May 2016 to October 2017 at Splunk Inc. (NASDAQ: SPLK), a data analytics company. From August 2012 to March 2016, Ms. St. Ledger served as Chief Revenue Officer, Marketing Cloud at Salesforce.com, Inc. (NYSE: CRM), or Salesforce, a provider of enterprise cloud computing software. Ms. St. Ledger served as President of Buddy Media, Inc., a social media marketing platform, from March 2012 to August 2012 until its acquisition by Salesforce. Previously, Ms. St. Ledger served in various senior sales management roles at Salesforce and Sun Microsystems, Inc., a provider of network computing infrastructure solutions. Since November 2019, Ms. St. Ledger has served as a director of HashiCorp, Inc. (NASDAQ: HCP), a cloud infrastructure automation company. Ms. St. Ledger holds a Bachelor of Science degree in Computer Science from the University of Scranton.
We believe that Ms. St. Ledger is qualified to serve as a member of our board of directors because of her extensive management and leadership experience and experience as a director of a publicly traded company.
Tony Weisman has served as a member of Klaviyo’s board of directors since January 2021. He is the founder of SnapPoint LLC, a marketing agency, and has served as its Chief Executive Officer since December 2019. Mr. Weisman previously served as the Chief Marketing Officer of Dunkin’ Brands Group, Inc., a global coffee and doughnut restaurant chain, from September 2017 to December 2019. Mr. Weisman also held senior executive positions at Digitas, a global marketing agency, from January 2007 to September 2017, including as the Chief Executive Officer of Digitas North America from March 2013 to September 2017. Mr. Weisman currently serves as a director of Cardlytics, Inc. (NASDAQ: CDLX), a digital advertising company. Mr. Weisman holds a Bachelor of Arts degree in Political Science from Brown University.
We believe that Mr. Weisman is qualified to serve as a member of our board of directors because of his extensive experience in the marketing industry and experience as director of a publicly traded company.
Code of Conduct
Our board of directors have adopted a code of conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct will be posted on the investor relations page on our website upon the completion of this offering. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors consists of        directors,        of whom will qualify as “independent” under New York Stock Exchange listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be        and        , and their terms will expire at the annual meeting of stockholders to be held in 2024;
•the Class II directors will be        and        , and their terms will expire at the annual meeting of stockholders to be held in 2025; and
•the Class III directors will be        and        , and their terms will expire at the annual meeting of stockholders to be held in 2026.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that        does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, and may establish other committees from time to time. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of         ,         and         , with         serving as chair. The composition of our audit committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the New York Stock Exchange listing standards. In addition, our board of directors has determined that        is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things, be responsible for:
•selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•helping to ensure the independence and performance of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•reviewing our financial statements and our critical accounting policies and practices;
•reviewing our quarterly earnings press releases and financial information and earnings guidance provided to analysis and rating agencies;
•reviewing the adequacy of our internal controls;
•reviewing our policies on risk assessment and risk management;
•reviewing related-party transactions;
•approving or, as required, pre-approving, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm; and
•overseeing the performance and independence of our internal audit function.
Upon completion of this offering, our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.
Compensation Committee
Our compensation committee consists of         ,         and        , with        serving as chair. The composition of our compensation committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers and non-employee directors. Our compensation committee will, among other things, be responsible for:
•reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers, including any long-term incentive components of our compensation programs, any employment agreements, severance arrangements, change in control agreements or provisions and any special or supplemental benefits;
•reviewing and making recommendations to the board of directors regarding the compensation of non-employee directors;
•approving the retention of compensation consultants or other advisers;
•administering our equity-based plans;
•reviewing and approving, or making recommendations to our board of directors regarding, incentive compensation and equity-based plans; and
•overseeing administration of all incentive compensation and equity-based plans for our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of          ,        and        , with        serving as chair. The composition of our nominating and corporate governance committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things, be responsible for:
•identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•evaluating the performance of our board of directors, its committees and management;
•reviewing developments in corporate governance practices;
•evaluating the adequacy of our corporate governance practices; and
•developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.
The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing requirements and rules of the New York Stock Exchange.
Role of Board of Directors in Risk Oversight Process
Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business, and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is, or has been, an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Non-Employee Director Compensation
The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2022. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2022 for their services as members of the board of directors. During the year ended December 31, 2022, Andrew Bialecki and Edward Hallen, our Chief Executive Officer and Chief Product Officer, respectively, served as members of our board of directors as well as employees. Mr. Bialecki and Mr. Hallen did not receive additional compensation for their services as members of our board of directors. Mr. Bialecki’s detailed compensation is described in the “2022 Summary Compensation Table” in the section titled “Executive Compensation” below.

2022 Director Compensation Table

Name	Stock Awards ($)(1)	All Other Compensation	Total ($)
Michael Medici(2)	—	—	—
Ping Li(2)	—	—	—
Jennifer Ceran(3)	1,264,987	147,638	1,412,625
Tony Weisman(4)	—	—	—
Kimberly Hammonds(5)	—	—	—
_______________
(1)The amount reported represents the aggregate grant date fair value of the RSU awards granted to our non-employee members of our board of directors during the fiscal year ended December 31, 2022, calculated in accordance with Topic 718. For more information regarding the assumptions used in calculating the grant date fair value of the RSUs reported in this column, see Note 2. Summary of Significant Accounting Policies in the notes to our consolidated financial statements included elsewhere in this prospectus.
(2)As of December 31, 2022, neither Mr. Medici, or Mr. Li held any outstanding awards.
(3)Ms. Ceran served as interim Chief Financial Officer from November 2021 to May 2022. The amounts reported in the “Stock Awards” column reflect RSUs granted to Ms. Ceran in her capacity as interim Chief Financial Officer and the amounts reported in the “All Other Compensation” column reflect salary earned by Ms. Ceran and matching 401(k) contributions made by us for her services in 2022 as interim Chief Financial Officer. As of December 31, 2022, Ms. Ceran held 133,333 unvested RSUs.
(4)As of December 31, 2022, Mr. Weisman held 33,334 unvested RSUs.
(5)As of December 31, 2022, Ms. Hammonds’ estate held 100,000 unvested RSUs.

EXECUTIVE COMPENSATION
Executive Compensation Overview
The following discussion contains forward looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for the fiscal year ended December 31, 2022 is detailed in the 2022 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers are:
•Andrew Bialecki, our Chief Executive Officer;
•Amanda Whalen, our Chief Financial Officer;
•Lisa Maronski, our Chief People Officer; and
•Jenny Dearborn, our former Chief People Officer.
To date, the compensation of our named executive officers has consisted of a combination of base salary, cash incentive compensation and long-term incentive compensation, as more fully described below. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.
2022 Summary Compensation Table
The following table sets forth information regarding compensation awarded to, earned by, or paid to our named executive officers for services rendered to us in all capacities during the fiscal year ended December 31, 2022.

Name and Principal Position	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)		All Other Compensation ($)(3)		Total ($)
Andrew Bialecki, Chief Executive Officer	78,670	—		—	—		3,147		81,817
Amanda Whalen, Chief Financial Officer(4)	274,244	—		20,872,500	—		10,970		21,157,714
Lisa Maronski, Chief People Officer	403,671	350,000	(5)	1,745,700	—		12,817		2,512,188
Jenny Dearborn, Former Chief People Officer(6)	33,333	—		—	3,777,123	(7)	601,333	(8)	4,411,789
_______________
(1)The amount reported represents the aggregate grant date fair value of the RSUs granted to our named executive officers during the fiscal year ended December 31, 2022, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. During 2022, Ms. Whalen and Ms. Maronski were granted RSUs that are subject to both a time and service vesting condition and a liquidity event vesting condition. The grant-date fair value of RSUs granted in 2022 reported in the table above assumes achievement of the liquidity event vesting condition. Note that while the grant-date fair value assuming achievement of the liquidity event vesting condition is included in the table above, the achievement of the liquidity event vesting condition was not deemed probable on the date of grant. For more information regarding the assumptions used in calculating the grant date fair value of the restricted stock awards units reported in this column, see Note 2. Summary of Significant Accounting Policies in the notes to our consolidated financial statements included elsewhere in this prospectus.
(2)The amount reported represents the aggregate incremental fair value of the stock options modified for our named executive officers during the fiscal year ended December 31, 2022, calculated in accordance with FASB ASC Topic 718. Such incremental fair value does not take into account any estimated forfeitures. For more information regarding the assumptions used in calculating the incremental fair value of the option reported in this column, see Note 11. Stock-Based Compensation in the notes to our consolidated financial statements included elsewhere in this prospectus.
(3)Unless otherwise noted, the amounts reported represent 401(k) matching contributions made by us.
(4)Ms. Whalen started her employment with us in May 2022. Accordingly, the amounts reported in the Salary column reflect her partial year of service in such role.
(5)The amount reported represents payment of the Maronski Retention Bonus, as more fully described below.
(6)Ms. Dearborn resigned her role as our Chief People Officer effective January 3, 2022, continuing as Senior Advisor for People Operations through January 31, 2022. Accordingly, the amounts reported in the Salary column reflect her partial year of service in such role.
(7)The amounts reported represent the incremental fair value of Ms. Dearborn’s modified option award that consists of (i) option exercise period extension, resulting in an incremental fair value of $16,889 and (ii) acceleration of certain unvested stock options, resulting in an incremental fair value of $3,760,234.
(8)The amount reported represents (i) severance payments accrued in 2022 upon Ms. Dearborn’s departure from us, in an amount of $600,000 and (ii) 401(k) matching contributions made by us, in an amount of $1,333.
Narrative to the 2022 Summary Compensation Table
Base Salaries
Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions. Base salaries are reviewed annually, typically in connection with our annual performance review process and adjusted from time to time to realign salaries with market levels, when applicable, after taking into account individual responsibilities, performance and experience. For the fiscal year ended December 31, 2022, Mr. Bialecki’s annual base salary was $75,000, and Mses. Whalen, Maronski, and Dearborn’s annual base salary were $400,000, $400,000 (following her promotion to Chief People Officer), and $400,000, respectively.
Bonuses
For the fiscal year ended December 31, 2022, we paid Ms. Maronski the Maronski Retention Bonus, as more fully described below. Other than the Maronski Retention Bonus, we did not pay and none of our named executive officers was otherwise eligible for or earned a bonus for the fiscal year ended December 31, 2022.
Equity Compensation
We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During the fiscal year ended December 31, 2022, we granted Mses. Whalen and Maronski RSUs pursuant to our 2015 Stock Incentive Plan, as described in more detail in the “Outstanding Equity Awards at 2022 Fiscal Year-End” table below.
Employment Arrangements with our Named Executive Officers
We have entered into offer letters with certain of our named executive officers, as more fully described below. However, we intend to enter into new employment agreements with our named executive officers, other than Ms. Dearborn, in connection with the completion of this offering. As of the date hereof, the material terms of such new employment agreements have not been determined.
Andrew Bialecki
We have not entered into a formal, written offer letter or other agreement with Mr. Bialecki.
Amanda Whalen
On March 12, 2022, we entered into an offer letter with Ms. Whalen, or the Whalen Offer Letter, in connection with her commencement of employment as our Chief Financial Officer. The Whalen Offer Letter provides for an initial annual base salary of $400,000, benefits eligibility, and a grant of 550,000 RSUs, or the Whalen Grant, subject to the terms of our 2015 Plan. The Whalen Grant is subject to both a time and service vesting condition and a liquidity event vesting condition. 25% of the Whalen Grant will satisfy the time and service vesting condition on the first anniversary of May 15, 2022 and the remaining portion of the Whalen Grant will satisfy the time and service vesting condition in 12 equal quarterly installments thereafter, subject to Ms. Whalen’s continued service with the Company through each vesting date, and the liquidity event vesting condition will be satisfied upon, among other things, this offering. The Whalen Offer Letter provides that the time and service vesting condition of the Whalen Grant is subject to full vesting acceleration if Ms. Whalen is terminated without Cause or resigns for Good Reason (each as defined in the Whalen Offer Letter) within three months prior to or 18 months following a sale of the Company.
Ms. Whalen is subject to the terms of our standard Confidentiality, Inventions and Non-Solicitation Agreement.
Lisa Maronski
On June 21, 2021, we entered into an offer letter with Ms. Maronski, or the Maronski Offer Letter, in connection with her commencement of employment with the Company. The Maronski Offer Letter provides for an initial annual base salary of $350,000, which was subsequently increased to $400,000 per year in connection with Ms. Maronski’s promotion to Chief People Officer, benefits eligibility, and a grant of 79,104 RSUs subject to the terms of our 2015 Plan. In addition, the Maronski Offer Letter provides for a $100,000 sign-on bonus and an additional $350,000 retention bonus, or the Maronski Retention Bonus, payable upon the first anniversary of Ms. Maronski’s start date with us. The Maronski Retention Bonus is subject to repayment to the Company in full if Ms. Maronski terminates her employment with the Company for any reason prior to the second anniversary of Ms. Maronski’s start date with the Company.
Ms. Maronski is subject to the terms of our standard Confidentiality, Inventions and Non-Solicitation Agreement.
Jenny Dearborn
On August 12, 2020, we entered into an offer letter with Ms. Dearborn, or the Dearborn Offer Letter, in connection with her commencement of employment with the Company. The Dearborn Offer Letter provided for an initial annual base salary of $350,000, benefits eligibility, and a grant of 1,293,728 stock options, or the Dearborn Option, subject to the terms of our 2015 Plan. The Dearborn Offer Letter was subsequently amended to provide an annual base salary of $400,000 and to provide a relocation bonus.
Prior to her departure from the Company, we entered into and subsequently amended a transition agreement with Ms. Dearborn, or the Dearborn Transition Agreement, providing for her transition from Chief People Officer to Senior Advisor for People Operations, effective January 3, 2022 through the date of Ms. Dearborn’s separation from the Company. In addition, the Dearborn Transition Agreement provides for the following severance benefits, payable in connection with Ms. Dearborn’s departure from the Company and subject to Ms. Dearborn’s timely execution of a release in favor of the Company: (i) lump sum cash payment equal to 18 months of Ms. Dearborn’s base salary, (ii) Company-paid COBRA premiums for up to 18 months following her departure, (iii) accelerated vesting of the Dearborn Option to the extent the Dearborn Option was scheduled to vest through June 30, 2022 and (iv) an extension of the post-termination exercise period of the Dearborn Option to the expiration of the Dearborn Option.
Outstanding Equity Awards at 2022 Fiscal Year-End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2022. It assumes an initial public offering price of $               (the midpoint of the price range set forth on the cover page of this prospectus).

			Option Awards				Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Andrew Bialecki	09/01/2015	(2)	15,829,184	—	0.0125	08/31/2025	—	—
	09/29/2015	(3)	5,600,000	—	0.0125	09/28/2025	—	—
Amanda Whalen	05/09/2022	(4)	—	—	—	—	550,000
Lisa Maronski	08/03/2021	(5)	—	—	—	—	79,104
	06/16/2022	(6)	—	—	—	—	46,000
Jenny Dearborn	08/17/2020	(7)	592,957	—	3.8625	08/16/2030	—	—
_______________
(1)The amounts represent the number of shares underlying the RSUs multiplied by the midpoint of the price range on the cover page of this prospectus.
(2)The shares underlying this option vest in 44 equal monthly installments starting on July 1, 2016, subject to the named executive officer’s continued service with the Company through each such date.
(3)The shares underlying this option vested in 48 equal monthly installments starting on September 1, 2015, subject to the named executive officer’s continued service with the Company through each such date.
(4)The shares underlying this RSU award are subject to both a time and service vesting condition and a liquidity event vesting condition, with 25% of the RSUs satisfying the time and service vesting condition on the first anniversary of May 15, 2022, and the remaining portion of the award satisfying the time and service vesting condition in 12 equal quarterly installments thereafter, subject to the named executive officer’s continued service with the Company through each such date, and the liquidity event vesting condition being satisfied upon, among other things, this offering.
(5)The shares underlying this RSU award are subject to both a time and service vesting condition and a liquidity event vesting condition, both of which must be satisfied prior to the expiration date in order for the RSUs to vest. The time and service vesting condition is satisfied as follows: 25% of the RSUs satisfy the time and service vesting condition on the first anniversary of May 15, 2021, and the remaining portion of the award satisfy the time and service vesting condition in 12 equal quarterly installments thereafter, subject to the named executive officer’s continued service with the Company through each such date. The liquidity event vesting condition shall be satisfied upon the earlier of a change in control or consummation of this offering.
(6)The shares underlying this RSU award are subject to both a time and service vesting condition and a liquidity event vesting condition, both of which must be satisfied prior to the expiration date in order for the RSUs to vest. The time and service vesting condition is satisfied in 12 equal quarterly installments following February 15, 2022, subject to the named executive officer’s continued service with the Company through each such date. The liquidity event vesting condition shall be satisfied upon the earlier of a change in control or consummation of this offering.
(7)25% of this stock option vested on August 17, 2021 and the remaining 75% of the stock option was scheduled to vest in 36 equal monthly installments thereafter, subject to the named executive officer’s continued service with the Company through each such date. In connection with the Dearborn Transition Agreement, this option accelerated with respect to the shares scheduled to vest through June 30, 2022, with any remaining unvested shares forfeiting.
Compensation Risk Assessment
We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.
Employee Benefit and Equity Compensation Plans
2023 Stock Option and Incentive Plan
Our 2023 Plan, was adopted by our board of directors on               , 2023, approved by our stockholders on               , 2023 and will become effective upon the date immediately preceding the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The 2023 Plan will replace the 2015 Plan. The 2023 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.
We have initially reserved               shares of our Series A common stock for the issuance of awards under the 2023 Plan, or the Initial Limit. The 2023 Plan provides that the number of shares reserved and available for issuance under the 2023 Plan will automatically increase on January 1, 2024 and each January 1 thereafter, by               % of the outstanding number of shares of our Series A common stock and Series B common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee, or the Annual Increase. The number of shares reserved under the 2023 Plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
The shares we issue under the 2023 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Series A common stock underlying any awards under the 2023 Plan that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock or are otherwise terminated (other than by exercise) will be added back to the shares of Series A common stock available for issuance under the 2023 Plan.
The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2024 and on each January 1 thereafter by the lesser of the Annual Increase for such year or               shares of Series A common stock.
The grant date fair value of all awards made under our 2023 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $               ; provided, however, that such amount shall be $               for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.
The 2023 Plan will be administered by our compensation committee. Our compensation committee has the full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award, to impose limitations and/or vesting conditions on awards, and to determine the specific terms and conditions of each award, subject to the provisions of the 2023 Plan. Persons eligible to participate in the 2023 Plan will be those full or part-time officers, employees, non-employee directors, and consultants as selected from time to time by our compensation committee at its discretion.
The 2023 Plan will permit the granting of both options to purchase Series A common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Series A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. However, in the case of an incentive stock option granted to a 10% owner, the exercise price shall not be less than 110% of the fair market value of our Series A common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant, provided that the term shall not exceed five years for an incentive stock option granted to a beneficial owner of 10% or more of our capital stock. Our compensation committee will determine at what time or times each option may be exercised.
Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Series A common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our Series A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Our compensation committee may award restricted shares of Series A common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of Series A common stock that are free from any restrictions under the 2023 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant(s).
Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our Series A common stock.
Our compensation committee may grant cash bonuses under the 2023 Plan to participants, subject to the achievement of certain performance goals.
The 2023 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2023 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2023 Plan. To the extent that awards granted under the 2023 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, (i) individuals holding options and stock appreciation rights may be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. In addition, we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue the 2023 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2023 Plan require the approval of our stockholders. The administrator of the 2023 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. No awards may be granted under the 2023 Plan after the date that is ten years from the effective date of the 2023 Plan. No awards under the 2023 Plan will have been made prior to the date of this prospectus.
2015 Stock Incentive Plan
Our 2015 Plan, as amended, was initially approved and adopted by our board of directors in September 2015 and subsequently approved by our stockholders in September 2015. Under the 2015 Plan, we have reserved for issuance an aggregate of 82,084,191 shares of our Series B common stock for the issuance of stock options and other equity awards under the 2015 Plan. This number of shares of Series B common stock reserved for issuance is subject to adjustment in the event of a stock split, stock dividend, recapitalization, or other similar change in our capitalization or event. As of December 31, 2022, options to purchase               shares of Series B common stock were outstanding under the 2015 Plan. Our board of directors has determined not to make any further awards under the 2015 Plan following the closing of this offering, but all outstanding awards under the 2015 Plan will continue to be governed by their existing terms. The maximum number of shares that may be issued as incentive stock options may not exceed 82,084,191.
The shares of Series B common stock underlying any awards that are expired, terminated, surrendered, canceled without having been fully exercised, forfeited, or results in any shares of Series B common stock underlying such awards not being issued under the 2015 Plan will be added back to the shares of Series B common stock available for issuance under the 2015 Plan.
Our board of directors has acted as administrator of the 2015 Plan. The administrator has authority to grant awards and to adopt, amend, and repeal administrative rules, guidelines, and practices relating to the 2015 Plan. Persons eligible to participate in our 2015 Plan will be those employees, officers, directors, as well as consultants and advisors as selected from time to time by the administrator in its discretion.
Our 2015 Plan permits the granting of both options to purchase Series B common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be established by our board of directors but may not be less than 100% of the fair market value of our Series B common stock on the date of grant, or in the case of an incentive stock option granted to a 10% owner, the exercise price shall not be less than 110% of the fair market value of our Series B common stock on the date of grant. The term of each option may not exceed ten years from the date of grant, provided that the term shall not exceed five years for an incentive stock option granted to a beneficial owner of 10% or more of our capital stock.
Our board of directors may award restricted shares of Series B common stock and RSUs to participants subject to such conditions and restrictions as it may determine.
In the event of certain corporate transactions and events, including a stock split, stock dividend, recapitalization, reclassification, or similar changes in our capitalization, the board of directors shall make appropriate adjustments to the maximum number of shares reserved for issuance under the 2015 Plan, the number and class of securities subject to outstanding awards under the 2015 Plan, and the repurchase price subject to outstanding restricted stock award or exercise price of outstanding option awards under the Plan.
In connection with a reorganization event (as defined in our 2015 Plan), the board of directors may take any one or more of the following actions to all outstanding awards other than restricted stock awards: (i) provide that such awards shall be assumed or substituted, by the acquiring or succeeding corporation,

(ii) upon written notice to a participant, provide that all of the participant’s unexercised awards will terminate immediately unless exercised by the participant within a specified period following the date of such notice, (iii) provide that outstanding awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such reorganization event, (iv) make or provide for a cash payment to participants with respect to each vested award held by a participant, (v) provide that, in connection with a liquidation or dissolution of the Company, awards shall convert into the right to receive liquidation proceeds, and (vi) any combination of the foregoing, provided that in the case of outstanding RSUs, if the applicable RSU agreement provides that the RSUs shall be settled upon a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i), and the reorganization event constitutes such a “change in control event,” then no assumption or substitution shall be permitted and the RSUs shall instead be settled in accordance with the terms of the applicable RSU agreement, provided, further, that if the reorganization event does not constitute a “change in control event” and the acquiring corporation does not assume or substitute the outstanding RSUs, then any such unvested awards shall terminate for no consideration. Upon the occurrence of a reorganization event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding restricted stock shall inure to the benefit of the Company’s successor and shall, unless the board of directors determines otherwise, apply to the cash, securities or other property which the Series B common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to such awards, provided, that the board of directors may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any restricted stock or any other agreement between the holder thereof.
No awards may be granted under our 2015 Plan after the date that is ten years from the earlier of (i) the date upon which our 2015 Plan was adopted by the board of directors or (ii) the date our 2015 plan was approved by our shareholders.
Senior Executive Cash Incentive Bonus Plan
On                    , 2023, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for annual cash bonus payments based upon company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.
Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and FCF); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our Series A common stock or Series B common stock; economic value-added; acquisitions or strategic transactions, including collaborations, joint ventures or promotion arrangements; return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our Series A common stock or Series B common stock; bookings, new bookings or renewals; sales or market shares; number of customers, number of new customers or customer references; operating income and/or ARR, or any other performance goal as selected by the compensation committee, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but not later than 74 days after the end of the fiscal year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan will also permit the compensation committee to approve additional bonuses to executive officers in its sole discretion.
401(k) Plan
We maintain a retirement savings plan, or the 401(k) plan, that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. U.S. employees who are at least 18 years of age are generally eligible to participate in the 401(k) plan. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. We make discretionary matching contributions and qualified non-elective contributions under the 401(k) plan.
Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Series A common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under Rule 10b5-1 plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2020 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
Equity Financings
November 2020 Common Stock Financing
From November 2020 through December 2020, we sold an aggregate of 13,223,898 shares of our common stock at a purchase price of $15.12413 per share, for an aggregate purchase price of approximately $200.0 million, or the November 2020 Common Stock Financing. The following table summarizes purchases of our common stock in the November 2020 Common Stock Financing by our directors and beneficial owners of more than 5% of our capital stock and their affiliated entities. Other than as set forth below, none of our directors or executive officers purchased shares of our common stock in the November 2020 Common Stock Financing.

Stockholder	Shares of Common Stock	Total Purchase Price
Entities affiliated with Summit Partners(1)	6,611,948	$99,999,961.13
Entities affiliated with Accel(2)	6,611,950	$99,999,991.39
______________
(1)Consists of Summit Partners Co-Invest (Kiwi), L.P., Summit Partners Growth Equity Fund IX-A, L.P., Summit Partners Growth Equity Fund IX-B, L.P., Summit Investors GE IX/VC IV, LLC and Summit Investors GE IX/VC IV (UK), L.P. Michael Medici, a member of our board of directors, is a managing director at Summit Partners.
(2)Consists of Accel Growth Fund V L.P., Accel Growth Fund V Strategic Partners L.P., Accel Growth Fund V Investors (2019) L.L.C., Accel Leaders Fund II L.P., Accel Leaders Fund II Strategic Partners L.P. and Accel Leaders Fund II Investors (2019) L.L.C. Ping Li, a member of our board of directors, is a partner at Accel.
May 2021 Common Stock Financing
From May 2021 through July 2021, we sold an aggregate of 10,365,017 shares of our common stock at a purchase price of $33.38144 per share, for an aggregate purchase price of approximately $346.0 million, or the May 2021 Common Stock Financing. The following table summarizes purchases of our common stock in the May 2021 Common Stock Financing by our directors and beneficial owners of more than 5% of our capital stock and their affiliated entities. Other than as set forth below, none of our directors or executive officers purchased shares of our common stock in the May 2021 Common Stock Financing.

Stockholder	Shares of Common Stock	Total Purchase Price
Entities affiliated with Summit Partners(1)	22,464	$749,880.69
Entities affiliated with Accel(2)	7,485	$249,860.11

_______________
(1)Consists of Summit Partners Growth Equity Fund IX-A, L.P., Summit Partners Growth Equity Fund IX-B, L.P., Summit Investors GE IX/VC IV, LLC and Summit Investors GE IX/VC IV (UK), L.P. Michael Medici, a member of our board of directors, is a managing director at Summit Partners.
(2)Consists of Accel Growth Fund V L.P., Accel Growth Fund V Strategic Partners L.P., Accel Growth Fund V Investors (2019) L.L.C., Accel Leaders Fund II L.P., Accel Leaders Fund II Strategic Partners L.P. and Accel Leaders Fund II Investors (2019) L.L.C. Ping Li, a member of our board of directors, is a partner at Accel.
2020 Tender Offer
From November 2020 through December 2020, we undertook a tender offer, the 2020 Tender Offer, pursuant to which we offered to repurchase shares (including shares issuable upon exercise of vested stock options) of our common stock from certain stockholders and option holders at a price of $15.12413 per share, which was based on the price of shares of our common stock sold in the November 2020 Common Stock Financing. An aggregate of 5,819,210 shares of our common stock were tendered pursuant to the 2020 Tender Offer and repurchased by us for an aggregate purchase price of approximately $88.0 million. In the 2020 Tender Offer:
•we repurchased an aggregate of 2,650,000 shares from Edward Hallen, our Chief Product Officer, co-founder, and Director and beneficial owner of more than 5% of our capital stock, for an aggregate purchase price of approximately $40.1 million;
•we repurchased an aggregate of 654,393 shares from Stephen Wietrecki, our Chief Revenue Officer at the time of the 2020 Tender Offer, for an aggregate purchase price of approximately $9.9 million; and
•we repurchased an aggregate of 270,405 shares from Conor O’Mahony, our Chief Product Officer at the time of the 2020 Tender Offer, for an aggregate purchase price of approximately $4.1 million.
Agreements with Shopify
From June to July 2022, we negotiated and entered into a series of transactions with Shopify, Shopify Strategic, and their affiliates, including the Shopify Common Stock Purchase Agreement and the agreements and transactions listed below. We refer to these transactions collectively as the Shopify Strategic Relationship.
Shopify Strategic Common Stock Financing; Investment Option
On July 28, 2022, we sold an aggregate of 2,951,846 shares of our common stock to Shopify Strategic, a beneficial owner of more than 5% of our capital stock, at a purchase price of $33.8771 per share, for an aggregate purchase price of approximately $100.0 million, pursuant to the terms of a stock purchase agreement with Shopify Strategic, dated June 24, 2022, or the Shopify Common Stock Purchase Agreement.
Pursuant to the terms of the Shopify Common Stock Purchase Agreement, we also granted Shopify Strategic the Investment Option, which is an option to purchase up to 15,743,174 shares of our common stock at a price of $88.9274 per share, or an aggregate purchase price of approximately $1.4 billion. The Investment Option is exercisable by Shopify Strategic at any time until July 28, 2030. Shopify Strategic has not exercised any portion of the Investment Option.
Revenue Sharing Agreement
On July 28, 2022, we entered into a revenue sharing agreement with Shopify, the ultimate parent entity of Shopify Strategic, a beneficial owner of more than 5% of our capital stock, or the Shopify Revenue Sharing Agreement, pursuant to which Shopify agreed to maintain our designation as a “Plus Partner” on their platform and we agreed to pay Shopify a share of revenue generated by certain Shopify merchants through the use of our platform. The term of the Shopify Revenue Sharing Agreement is concurrent with the term of the Collaboration Agreement (as defined and further described below) and will terminate upon the termination of the Collaboration Agreement. During the year ended December 31, 2022, we paid an aggregate of $16.2 million to Shopify pursuant to revenue sharing arrangements, inclusive of $7.7 million paid to Shopify pursuant to the terms of the Shopify Revenue Sharing Agreement and $8.5 million paid to Shopify pursuant to the terms of our prior agreement with Shopify that was in place prior to, and replaced by, the Shopify Revenue Sharing Agreement. During the years ended December 31, 2021 and 2020, we paid Shopify an aggregate of $7.8 million and $5.2 million, respectively, pursuant to the terms of our prior agreement with Shopify.
Collaboration Agreement
On July 28, 2022, we entered into a collaboration agreement with Shopify, the ultimate parent entity of Shopify Strategic, a beneficial owner of more than 5% of our capital stock, and certain of its affiliates, or the Collaboration Agreement. The Collaboration Agreement governs our strategic collaboration with Shopify for the purposes of creating greater interoperability between our platforms, including promoting us as the recommended email solution provider for all Shopify merchants designated “Shopify Plus Merchants.” In addition, Shopify agreed, for a certain period, to give equal opportunity and equal status to SMS marketing providers. The term of the Collaboration Agreement is for an initial period of 7 years, which automatically renews for successive one-year periods unless either party provides notice of termination at least 180 days prior to the expiration of the initial 7-year period, or at least 90 days prior to the expiration of a one-year renewal period. The Collaboration Agreement cannot be terminated for convenience, although in the event that we are acquired by a competitor of Shopify specified in the Collaboration Agreement, Shopify may terminate the Collaboration Agreement upon the closing of such transaction or at any time during a period of 60 days thereafter.
Warrants
On July 28, 2022, we issued to Shopify (and certain of its affiliates), the ultimate parent entity of Shopify Strategic, a beneficial owner of more than 5% of our capital stock, warrants, or the Shopify Warrants, to purchase up to an aggregate of 15,743,174 shares of our existing common stock at an exercise price of $0.01 per share, or an aggregate purchase price of approximately $157,432, expiring upon the earliest of (i) July 28, 2032 and (ii) the occurrence of certain liquidation transactions. The Shopify Warrants were subsequently transferred to Shopify Strategic. The Shopify Warrants were issued in connection with the Collaboration Agreement with Shopify, and twenty-five percent of the warrants became vested and exercisable upon entry into the Collaboration Agreement. The remaining 75% of each warrant vests and becomes exercisable in equal quarterly installments for a period of five years from the effective date of the Collaboration Agreement, and each of the Shopify Warrants is subject to acceleration with respect to 25% of the total number of shares subject to such Shopify Warrant immediately prior to the completion of this offering; provided, that any vesting of the Shopify Warrants shall cease, and the unvested portion shall be immediately canceled, upon the earlier of (i) a material breach by Shopify of the Collaboration Agreement that remains uncured for 30 days and (ii) the early termination of the Collaboration Agreement by Shopify. As of April 30, 2023, Shopify Strategic has partially exercised the Shopify Warrants with respect to an aggregate of 5,706,899 shares. Each Shopify Warrant contains customary provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, recapitalizations, consolidations, mergers, or similar events affecting our existing common stock. The shares issuable to Shopify Strategic upon exercise of the Shopify Warrants are entitled to certain registration rights under the Investors’ Rights Agreement (as defined below) as described in greater detail below in the section titled “Description of Capital Stock — Registration Rights.”
Stock Repurchases
On March 23, 2021, we entered into a stock repurchase agreement with Conor O’Mahony, our Chief Product Officer at the time of the transaction. We repurchased an aggregate of 234,509 shares of our common stock for a purchase price of $24.00 per share, for an aggregate purchase price of approximately $5.6 million.
On June 21, 2021, we entered into stock repurchase agreements with certain of our stockholders. We repurchased an aggregate of 4,044,161 shares of our common stock for a purchase price of $33.38144 per share, which was based on the price of shares sold in the May 2021 Common Stock Financing, for an aggregate purchase price of approximately $135 million, or the June 2021 Repurchase. The following table summarizes repurchases of our common stock in the June 2021 Repurchase from our directors, executive officers or beneficial owners of more than 5% of our capital stock and their affiliated entities.

Stockholder	Shares of Common Stock	Total Purchase Price
Andrew Bialecki(1)	898,702	$29,999,966.90
Edward Hallen(2)	1,497,838	$49,999,989.33
_______________
(1)Andrew Bialecki is our Chief Executive Officer, co-founder and Director and a beneficial owner of more than 5% of our capital stock
(2)Edward Hallen is our Chief Product Officer, co-founder and Director and a beneficial owner of more than 5% of our capital stock.
In November 2022, our board of directors approved the cancellation of 63,775 RSUs held by Landon Edmond, our Chief Legal Officer and General Counsel, for which the time and service-based vesting condition, but not the liquidity event vesting condition, had been satisfied. In exchange for the cancellation of such RSUs held by Mr. Edmond, we made a cash payment of approximately $1.5 million to Mr. Edmond, which represents a price per RSU of $23.52, which was determined by our board of directors to be the fair market value of our common stock on the date of such cancellation, which determination was based in part on the report of an independent valuation firm.
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement, dated as of May 10, 2021, or the Investors’ Rights Agreement, that provides, among other things, certain holders of our capital stock, including entities affiliated with Summit Partners, Shopify Strategic and Accomplice, which each beneficially own more than 5% of our capital stock, Andrew Bialecki, our Chief Executive Officer, co-founder and Director and beneficial owner of more than 5% of our capital stock, Edward Hallen, our Chief Product Officer, co-founder and Director and beneficial owner of more than 5% of our capital stock, and entities affiliated with Accel, of which Ping Li, a member of our board of directors, is a partner, with registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.
Right of First Refusal
Pursuant to our bylaws, our equity compensation plans, and certain agreements with our stockholders, including the Investors’ Rights Agreement and an amended and restated right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with Summit Partners, Shopify Strategic and Accomplice, which each beneficially own more than 5% of our capital stock, Andrew Bialecki, our Chief Executive Officer, co-founder and Director and beneficial owner of more than 5% of our capital stock, Edward Hallen, our Chief Product Officer, co-founder and Director and beneficial owner of more than 5% of our capital stock, and entities affiliated with Accel, of which Ping Li, a member of our board of directors, is a partner, we or our assignees have a right to purchase shares of our capital stock that certain stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Since January 1, 2020, we have waived, exercised or assigned our right of first refusal in connection with the sale of certain shares of our capital stock, including with respect to sales by or to certain of our executive officers and directors. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Voting Agreement
We are party to an amended and restated voting agreement under which certain holders of our capital stock, including entities affiliated with Summit Partners and Accomplice, which each beneficially own more than 5% of our capital stock, Andrew Bialecki, our Chief Executive Officer, co-founder and Director and beneficial owner of more than 5% of our capital stock, Edward Hallen, our Chief Product Officer, co-founder and Director and beneficial owner of more than 5% of our capital stock, and entities affiliated with Accel, of which Ping Li, a member of our board of directors is a partner of Accel, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.
Option Exercises
On July 21, 2021, Allen Chaves, our Chief Technology Officer, exercised 65,466 shares of our common stock subject to stock options that had been previously granted to him at an exercise price of $3.055 per share, for an aggregate exercise price of approximately $0.2 million.
Other Transactions
On March 13, 2021, we entered into a severance agreement with Stephen Wietrecki, who served as our Chief Revenue Officer from November 2017 through February 2021, pursuant to which we agreed to waive our repurchase right with respect to 363,551 unvested shares of common stock subject to Mr. Wietrecki’s previously granted restricted stock award, which was the equivalent of five months of vesting. The severance agreement included, among other things, a general release of claims in favor of the Company. The aggregate fair value of the waiver of the repurchase right with respect to Mr. Wietrecki’s shares was approximately $8.2 million.
On December 8, 2017, we entered into a Partial Recourse Secured Promissory Note with Stephen Wietrecki, who served as our Chief Revenue Officer from November 2017 through February 2021, or the Wietrecki Note, in the amount of $0.6 million, in connection with a loan to Mr. Wietrecki to finance his purchase of 4,653,460 shares of our common stock pursuant to a restricted stock agreement under our 2015 Plan. The Wietrecki Note accrued interest at a rate of 2.11% per annum and had a maturity date of December 8, 2024. The Wietrecki Note was collateralized by a pledge of certain shares of our common stock beneficially owned by Mr. Wietrecki. On May 20, 2021, the Wietrecki Note was repaid in full, including all accrued interest.
On October 27, 2021, we entered into a severance agreement with Benjamin Cook, who served as our Chief Financial Officer from July 2020 through November 2021, in connection with the termination of Mr. Cook’s employment as our Chief Financial Officer and his appointment as Senior Advisor through November 30, 2021. Pursuant to the terms of the severance agreement, which included, among other things, a general release of claims in favor of the Company and non-disparagement and cooperation covenants, Mr. Cook received a lump sum cash severance payment equal to 12 months of salary payments, or approximately $0.4 million, as well as health insurance reimbursements through COBRA for a period of up to 12 months.
On September 22, 2022, we agreed to accelerate the satisfaction of the time and service condition with respect to 21,875 RSUs held by Michael McLaughlin, who served as our Chief Customer Officer from April 2021 through September 2022, which was the equivalent of approximately two months of vesting. The aggregate fair value of the acceleration of Mr. McLaughlin’s RSUs was approximately $0.5 million.
We have granted stock options to purchase common stock and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options and RSUs.

Prior to the completion of this offering, we expect to enter into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits.
Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2020, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Limitation of Liability and Indemnification of Officers and Directors
We expect to adopt an amended and restated certificate of incorporation in connection with this offering, which will become effective immediately prior to the completion of this offering and which will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors and officers, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL;
•any transaction from which they derived an improper personal benefit; or
•for our officers, any derivative action by or in the right of the corporation.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors and officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.
In addition, we expect to adopt amended and restated bylaws in connection with this offering, which will become effective immediately prior to the completion of this offering and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, we have entered into or will enter into, prior to the completion of this offering, indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement of which this prospectus forms a part will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise with respect to information provided by the underwriters specifically for inclusion in the registration statement.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Following the completion of this offering, our audit committee charter will provide that the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances and (ii) the extent of the related party’s interest in the transaction.
All of the transactions described above were entered into prior to the adoption of this policy. Accordingly, each was approved by disinterested members of our board of directors after making a determination that the transaction was executed on terms no less favorable than those that could have been obtained from an unrelated third party.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our Series A common stock and Series B common stock as of July 1, 2023, or the Beneficial Ownership Date, for:
•each of our named executive officers;
•each of our directors;
•all of our current executive officers and directors as a group; and
•each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date and RSUs that would vest based on time and service-based vesting conditions, assuming any applicable liquidity event condition had been achieved, within 60 days of the Beneficial Ownership Date to be beneficially owned by the person holding the option, warrant or RSUs for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
We have based percentage ownership of our common stock before this offering on          shares of our common stock outstanding as of the Beneficial Ownership Date. Percentage ownership of our common stock after this offering assumes our sale of               shares of Series A common stock in this offering and no exercise by the underwriters of their option to purchase               additional shares of our Series A common stock from us.
In addition, prior to this offering, our common stock was entitled to one vote per share, which is reflected in the percentage of voting power in “Shares Beneficially Owned Prior to this Offering” in the table below. Upon the completion of this offering, shares of our Series B common stock will be entitled to ten votes per share, which is reflected in the percentage of voting power in “Shares Beneficially Owned After this Offering” in the table below.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Klaviyo, Inc., 125 Summer Street, 6th Floor, Boston, MA 02110.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering				Percent of Total Voting Power After the Offering(2)
	Series B(1)		Series A		Series B(1)
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with Summit Partners(3)
Shopify Strategic Holdings 3 LLC(4)
Accomplice Fund I, L.P.(5)
Named Executive Officers and Directors:
Andrew Bialecki(6)
Amanda Whalen
Lisa Maronski
Jenny Dearborn(7)
Edward Hallen(8)
Michael Medici
Ping Li(9)
Jennifer Ceran(10)
Tony Weisman(11)
Roxanne Oulman
Susan St. Ledger
Steve Rowland
All directors and executive officers as a group (13 persons)(12)
_______________
*Represents less than one percent (1%).
(1)Each share of Series B common stock is convertible at any time at the option of the holder into one share of Series A common stock.
(2)Percentage of total voting power represents voting power with respect to all shares of our Series A common stock and Series B common stock, as a single class. The holders of our Series B common stock are entitled to ten votes per share, and holders of our Series A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Series A Common Stock and Series B Common Stock—Voting Rights” for more information about the voting rights of our Series A common stock and Series B common stock.
(3)Consists of (i)                shares of Series B common stock held by Summit Partners Growth Equity Fund IX-A, L.P., (ii)                shares of Series B common stock held by Summit Partners Growth Equity Fund IX-B, L.P., (iii)                shares of Series B common stock held by Summit Partners Co-Invest (Kiwi), L.P., (iv)                shares of Series B common stock held by Summit Investors GE IX/VC IV, LLC, and (v)                shares of Series B common stock held by Summit Investors GE IX/VC IV (UK), L.P. Summit Partners, L.P. is the manager of Summit Partners GE IX, LLC, which is the general partner of Summit Partners GE IX, LP, which is the general partner of Summit Partners Growth Equity Fund IX-A, L.P. and Summit Partners Growth Equity Fund IX-B, L.P. Summit Partners, L.P. is the managing member of Summit Partners Co-Invest Kiwi GP, LLC, which is the general partner of Summit Partners Co-Invest (Kiwi), L.P. Summit Master Company, LLC is the general partner of Summit Partners, L.P., which is the manager of Summit Investors Management, LLC, which is the manager of

Summit Investors GE IX/VC IV, LLC, and the general partner of Summit Investors GE IX/VC IV (UK), L.P. Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its investment committee responsible for voting and investment decisions with respect to the reported shares. The investment committee, which is currently composed of Peter Y. Chung, Scott C. Collins, and Peter L. Rottier, may be deemed to have voting and dispositive authority over the reported shares held by the foregoing entities and, therefore, may beneficially own such shares. Each of the foregoing entities, Mr. Chung, Mr. Collins, and Mr. Rottier disclaims beneficial ownership of the shares, except, in each case, to the extent of such person’s or entity’s pecuniary interest therein. The address of each of the entities and persons mentioned in this footnote is 222 Berkeley Street, 18th Floor, Boston, MA 02116.
(4)Consists of (i)                shares of Series B common stock held by Shopify Strategic Holdings 3 LLC, (ii)     shares of Series B common stock issuable upon the exercise of warrants outstanding as of the Beneficial Ownership Date to purchase                shares of Series B common stock with an exercise price of $0.01 per share, of which              will be vested and exercisable within 60 days of the Beneficial Ownership Date, and (iii)                shares of Series B common stock which may be purchased by Shopify Strategic Holdings 3 LLC at a price per share of $88.9274 at any time until July 28, 2030 pursuant to the Investment Option under the Shopify Common Stock Purchase Agreement. The address for Shopify Strategic is 251 Little Falls Drive, Wilmington, Delaware, 19808.
(5)Consists of                shares of Series B common stock held by Accomplice Fund I, L.P. Accomplice Associates I, LLC is the general partner of Accomplice Fund I, L.P. Jeff Fagnan and Ryan Moore are Class A Members of Accomplice Associates I, LLC and may be deemed to have beneficial ownership of the shares. Accomplice Associates I, LLC, Jeff Fagnan and Ryan Moore disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein. The address for Accomplice Fund I, L.P. is 56 Wareham Street, Floor 3, Boston, MA 02118.
(6)Consists of (i)                shares of Series B common stock held by Andrew Bialecki and (ii)                shares of Series B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.
(7)Consists of (i)                shares of Series B common stock held by Jenny Dearborn and (ii)                shares of Series B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.
(8)Consists of                shares of Series B common stock held by Edward Hallen.
(9)Consists of (i)                shares of Series B common stock held by Accel Growth Fund V L.P., (ii)                shares of Series B common stock held by Accel Growth Fund V Strategic Partners L.P., (iii)                shares of Series B common stock held by Accel Growth Fund V Investors (2019) L.L.C., (iv)                shares of Series B common stock held by Accel Leaders Fund II L.P., (v)                shares of Series B common stock held by Accel Leaders Fund II Strategic Partners L.P., and (vi)                shares of Series B common stock held by Accel Leaders Fund II Investors (2019) L.L.C. Accel Growth Fund V Associates L.L.C., or AGF5A, is the general partner of both Accel Growth Fund V L.P. and Accel Growth Fund V Strategic Partners L.P., and has the sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the managing members of AGF5A and share such powers. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the managing members of Accel Growth Fund V Investors (2019) L.L.C., and share the voting and investment powers. Accel Leaders Fund II Associates L.L.C., or ALF2A, is the general partner of both Accel Leaders Fund II L.P. and Accel Leaders Fund II Strategic Partners L.P., and has the sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the managing members of ALF2A and share such powers. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the managing members of Accel Leaders Fund II Investors (2019) L.L.C., and share the voting and investment powers. Each managing member or director disclaims beneficial ownership except to the extent of their pecuniary interest therein. The address for each of the reporting entities is 500 University Avenue, Palo Alto, CA 94301.
(10)Consists of                shares of Series B common stock held by Jennifer Ceran.
(11)Consists of (i)                shares of Series B common stock held by Tony Weisman and (ii)                shares of Series B common stock held by Tony G. Weisman TTEE Tony G. Weisman Declaration of Trust Dated 06-27-2000, of which Mr. Weisman is the trustee.
(12)Consists of (i)                shares of Series B common stock beneficially owned by our current directors and executive officers and (ii)                shares of Series B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in those documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters that are summarized in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our Investors’ Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of               shares of Series A common stock, $0.001 par value per share,               shares of Series B common stock, $0.001 par value per share, and               shares of undesignated preferred stock, $0.001 par value per share.
As of December 31, 2022, there were no outstanding shares of Series A common stock and               shares of our Series B common stock outstanding, held by               stockholders of record, and no shares of preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.
Series A Common Stock and Series B Common Stock
Upon the completion of this offering, we will have authorized a series of Series A common stock and a series of Series B common stock. All outstanding shares of our existing common stock will be reclassified into shares of our new Series B common stock. In addition, any options to purchase shares of our capital stock or RSUs outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Series B common stock. Other than as described below under the subsections titled “—Voting Rights” and “—Conversion”, the rights of our Series A and Series B stock are identical.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Series A common stock are entitled to one vote for each share, and holders of our Series B common stock are entitled to ten votes per share, on all matters submitted to a vote of stockholders. The holders of our Series A common stock and Series B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. If we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a series of a class of our capital stock in a manner that affected its holders adversely, but does not affect the entire class, Delaware law would require either holders of our Series A common stock or Series B common stock to vote separately as a single class to approve the proposed amendment.
We do not expect to provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Conversion
Each outstanding share of Series B common stock will be convertible at any time at the option of the holder into one share of Series A common stock. In addition, each share of Series B common stock will convert automatically into one share of Series A common stock upon (i) any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members or (ii), in the case of a stockholder who is a natural person, the death or incapacity of such stockholder. Once converted into Series A common stock, the Series B common stock will not be reissued.
Each outstanding share of Series B common stock will convert automatically into one share of Series A common stock upon the date specified by affirmative vote of the holders of at least               % of the outstanding shares of Series B common stock, voting as a single class.
All outstanding shares of Series A common stock and Series B common stock will convert automatically into shares of a single series of common stock on the earlier of the date that is               years from the date of this prospectus or the date the holders of at least               % of our Series B common stock elect to convert the Series B common stock to Series A common stock. The purpose of this provision is to ensure that following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single series of common stock, the Series A common stock and Series B common stock may not be reissued. See the section titled “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock.” The dual-series structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to this offering, including our directors, executive officers, and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval, and that may depress the trading price of our Series A common stock.
No Preemptive or Similar Rights
Our Series A common stock and Series B common stock are not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Series A common stock and Series B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All of the outstanding shares of our Series B common stock are, and the shares of our Series A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock
Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Series A common stock and the voting and other rights of the holders of our Series A common stock and Series B common stock. We have no current plan to issue any shares of preferred stock.
Options
As of December 31, 2022, we had outstanding options to purchase an aggregate of               shares of our Series B common stock, with a weighted-average exercise price of $               pursuant to our 2015 Plan, which was adopted in September 2015 and most recently amended by our board of directors in May 2021.
Restricted Stock Units
As of December 31, 2022, we had outstanding RSUs representing               shares of our Series B common stock, issued pursuant to our 2015 Plan.
Warrants
As of December 31, 2022, there were outstanding warrants to purchase an aggregate of               shares of our common stock, with a weighted-average exercise price of $               per share. The warrants will be automatically converted into warrants for Series B common stock upon the completion of this offering.
Registration Rights
After the completion of this offering, certain holders of our Series B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the Investors’ Rights Agreement. We, along with certain holders of our common stock, are parties to the Investors’ Rights Agreement. The registration rights set forth in the Investors’ Rights Agreement will expire two years following the completion of this offering, or, with respect to any particular stockholder, following the completion of this offering, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions, and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of               for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for more information regarding such restrictions.

Demand Registration Rights on Form S-1
After the completion of this offering, the holders of up to approximately               shares of our Series B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of at least 15% of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-1, so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of selling expenses, of at least $75.0 million, subject to certain limitations. We are obligated to effect only two such registrations in the aggregate. If we determine that it would be seriously detrimental to us and our stockholders to affect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 90 days. Additionally, we will not be required to effect a demand registration on Form S-1 during the period beginning 60 days before our good faith estimate of the filing of, and ending on the date 180 days following the effectiveness of, a registration statement on Form S-1 relating to the public offering of our common stock. Additionally, we will not be required to effect a demand registration on Form S-1 if the requesting stockholders propose to dispose of shares of our common stock that may be immediately registered pursuant to a demand registration on Form S-3 (as described in the subsection titled “—Demand Registration Rights on Form S-3” below).
Piggyback Registration Rights
After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of up to approximately               shares of our Series B common stock will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale or grant of securities to our employees or a subsidiary pursuant to any stock option, stock purchase, equity incentive or similar plan, (2) a registration relating to a transaction under Rule 145 of the Securities Act; (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our Series B common stock; or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Demand Registration Rights on Form S-3
After the completion of this offering, the holders of up to approximately               shares of our Series B common stock will be entitled to certain Form S-3 registration rights. The holders of at least 15% of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of selling expenses, of at least $75.0 million, subject to certain limitations. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to affect a registration on Form S-3 if we have affected two such registrations in the 12-month period immediately preceding the date of such request. If we determine that it would be seriously detrimental to our stockholders to affect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 90 days. Additionally, we will not be required to effect a demand registration on Form S-3 during the period beginning 30 days before our good faith estimate of the filing of, and ending on the date 90 days following the effectiveness of, a registration statement on Form S-3 relating to the public offering of our common stock.

Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
•Dual-Series Stock. As described above in the subsection titled “—Series A Common Stock and Series B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual-series common stock structure, which will provide our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
•Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. These provisions will make it more difficult to change the composition of our board of directors and promote continuity of management.
•Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”
•Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meeting of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
•Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.
•Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation will require approval by holders of at least two-thirds of our then outstanding common stock.
•Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to               shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
•Exclusive Forum. Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, and employees to us or our stockholders, (3) any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine; provided, however, that the Delaware Forum Provision shall not apply to any causes of action arising under the Securities Act or Exchange Act. In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on us and our stockholders.

Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our Series A common stock and Series B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.
Listing
We intend to apply to list our Series A common stock on the New York Stock Exchange under the symbol “KVYO”.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Series A common stock, and we cannot predict the effect, if any, that future sales of shares of our Series A common stock or the availability for future sales of shares of our Series A common stock will have on the market price of our Series A common stock prevailing from time to time. Future sales of our Series A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Series A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, based on the number of shares of our common stock outstanding as of December 31, 2022, we will have a total of           shares of our Series A common stock and           shares of our Series B common stock outstanding, assuming (i) the reclassification of our outstanding common stock as Series B common stock and the authorization of our Series A common stock and (ii) the net issuance of          shares of our common stock issuable pursuant to the vesting and settlement of               RSUs for which the time and service condition was satisfied as of December 31, 2022, and for which we expect the liquidity event condition to be satisfied in connection with this offering (based on an assumed          % tax withholding rate), each immediately prior to the completion of this offering. Of these outstanding shares, all of the shares of Series A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Series A and Series B common stock, and shares of Series A and Series B common stock issuable pursuant to the vesting and settlement of outstanding RSUs, will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. In addition, all of our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. Subject to these lock-up agreements and the provisions of Rule 144 under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.
Lock-Up Agreements and Market Standoff Provisions
We and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have agreed or will agree with the underwriters that, subject to certain exceptions until the date that is 180 days after the date of this prospectus, we and they will not, without the prior written consent of                 , transfer, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock.              , in                discretion, may release any of the securities subject to these lock-up agreements at any time. These agreements are further described in the section titled “Underwriting.”
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with substantially all of our security holders, including our Investors’ Rights Agreement and our standard form of option and restricted stock unit agreements, that contain market stand-off provisions, which impose restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and subject to the expiration of the lock-up agreements and market standoff agreements described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff agreements described above. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:
•1% of the number of shares of our Series A common stock then outstanding, which will equal approximately               shares immediately after the completion of this offering; or
•the average weekly trading volume of our Series A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701, as currently in effect, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up agreements and market standoff agreements described above.
Registration Rights
Pursuant to the Investors’ Rights Agreement, the holders of up to               shares of our Series B common stock and their transferees (including shares issued upon the exercise of warrants held by Shopify Strategic or its transferees), will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Series A common stock and Series B common stock issued or reserved for issuance under our 2015 Plan and our 2023 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements, and market standoff agreements. As of December 31, 2022, RSUs and options to purchase a total of               shares of our Series B common stock pursuant to our 2015 Plan were outstanding and no options or other equity awards were outstanding or exercisable under our 2023 Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR SERIES A COMMON STOCK
The following is a general discussion of certain material U.S. federal income tax consequences relating to ownership and disposition of our Series A common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Series A common stock that is not, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.
This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings, and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.
We assume in this discussion that each non-U.S. holder holds shares of our Series A common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state or local or non-U.S. taxes, the alternative minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code or U.S. federal taxes other than income (e.g., estate). This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:
•banks;
•insurance companies;
•tax-exempt or governmental organizations;
•regulated investment companies;
•real estate investment trusts;
•financial institutions;
•brokers or dealers in securities;
•pension plans;
•tax-qualified retirement plans;

•controlled foreign corporations;
•passive foreign investment companies;
•corporations that accumulate earnings to avoid U.S. federal income tax;
•owners that hold our Series A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;
•persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•certain U.S. expatriates;
•persons who have elected to mark securities to market;
•persons deemed to sell our Series A common stock under the constructive sale provisions of the Code;
•persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our Series A common stock;
•persons who hold or receive our Series A common stock pursuant to the exercise of any option or acquire our Series A common stock as compensation for services; persons subject to special tax accounting rules as a result of any item of gross income with respect to our Series A common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code; or
•holders of our Series B common stock.
In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their Series A common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Series A common stock through a partnership or other transparent entity, as applicable.
Prospective investors should consult their own tax advisors regarding the U.S. federal, state or local, and non-U.S. income, and other tax considerations of acquiring, holding and disposing of our Series A common stock.
Distributions on our Series A Common Stock
We do not currently expect to pay any dividends. See the section titled “Dividend Policy.” However, in the event that we do pay distributions of cash or property on our Series A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our Series A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Series A Common Stock.”

Subject to the discussion of effectively connected income below and the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act”, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or the applicable withholding agent are unable to determine, at a time reasonably close to the date of payment of a distribution on our Series A common stock, what portion, if any, of the distribution will constitute a dividend, then we or the applicable withholding agent may withhold U.S. federal income tax on the basis of assuming that the full amount of the distribution will be a dividend. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
A non-U.S. holder of our Series A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence with respect to U.S. withholding taxes generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so requires, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide us or the applicable withholding agent with a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income is generally taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.
Gain on Sale, Exchange or Other Taxable Disposition of Series A Common Stock
Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our Series A common stock unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;
•the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or
•we are or were a “United States real property holding corporation” during a certain look-back period, unless our Series A common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding Series A common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our Series A common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests,” as defined in the Code and applicable U.S. Treasury Regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our Series A common stock will be regularly traded on an established securities market for purposes of the rules described above.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Series A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) to avoid backup withholding at the applicable rate with respect to dividends on our Series A common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Series A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Foreign Account Tax Compliance Act
Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any United States person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under applicable U.S. Treasury regulations, “withholdable payments” currently include payments of dividends on our Series A common stock. Currently proposed U.S. Treasury Regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest; however, prior versions of the rules would have made such gross proceeds subject to FATCA withholding. Taxpayers (including withholding agents) can currently rely on the proposed Treasury Regulations. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.
The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding, and disposing of our Series A common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Series A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Mizuho Securities USA LLC
William Blair & Company, L.L.C.
Piper Sandler & Co.
Truist Securities, Inc.
Robert W. Baird & Co. Incorporated
Canaccord Genuity LLC
Needham & Company, LLC
Cowen and Company, LLC
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional               shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase               additional shares.
Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $               per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and holders of substantially all of our Series A common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of our Series A common stock or securities convertible into or exchangeable for shares of our Series A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                . This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our Series A common stock on the New York Stock Exchange under the symbol “KVYO”.
In connection with the offering, the underwriters may purchase and sell shares of our Series A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Series A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Series A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Series A common stock. As a result, the price of the Series A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the               , in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          . We have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $               . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
European Economic Area
This prospectus and any related free writing prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129, or the Prospectus Regulation. This prospectus and any related free writing prospectus and any offer if made subsequently is directed only at persons in Member States of the European Economic Area, or the EEA, who are "qualified investors" within the meaning of Article 2(e) of the Prospectus Regulation. This prospectus and any related free writing prospectus have been prepared on the basis that any offer of shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for Klaviyo, Inc. or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither Klaviyo, Inc. nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Klaviyo, Inc. or the underwriters to publish a prospectus for such offer.
In relation to each Member State, no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Member State at any time:
a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the underwriters for any such offer; or
c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require Klaviyo, Inc. or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.
For the purposes of this provision, the expression an ‘offer to the public’ in relation to the shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares.
Each person in a Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted, and agreed to and with each of the underwriters and their affiliates and Klaviyo, Inc. that:
a)it is a qualified investor within the meaning of the Prospectus Regulation; and
b)in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.
Klaviyo, Inc., the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.
United Kingdom
This prospectus and any related free writing prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order; and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and any related free writing prospectus is directed only at relevant persons. Other persons should not act on this prospectus and any related free writing prospectus or any of its contents. This prospectus and any related free writing prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.
In the United Kingdom, this prospectus and any related free writing prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020, or the EUWA, and collectively the UK Prospectus Regulation. This prospectus and any related free writing prospectus have been prepared on the basis that any offer if made subsequently is directed only at persons in the United Kingdom who are "qualified investors" within the meaning of Article 2(e) of the UK Prospectus Regulation. prospectus and any related free writing prospectus have been prepared on the basis that any offer of shares in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in the United Kingdom of shares which are the subject of the offering contemplated in this prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for Klaviyo, Inc. or any of the underwriters to publish a prospectus pursuant to Section 85 of the United Kingdom's Financial Services

and Markets Act 2000, as amended, or the FSMA, in relation to such offer. Neither Klaviyo, Inc. nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for Klaviyo, Inc. or the underwriters to publish a prospectus for such offer.
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
c)in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require the Klaviyo, Inc. or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA.
For the purposes of this provision, the expression an "offer to the public" in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.
Each person in the United Kingdom who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted, and agreed to and with each of the underwriters and their affiliates and Klaviyo, Inc. that:
a)it is a qualified investor within the meaning of the UK Prospectus Regulation; and
b)in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the UK Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the United Kingdom other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the UK Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in the United Kingdom other than qualified investors, the offer of those shares to it is not treated under the UK Prospectus Regulation as having been made to such persons.
Klaviyo, Inc., the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to Klaviyo, Inc.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares in, from or otherwise involving the United Kingdom.

Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares have not been and will not be offered or sold in Hong Kong by means of any document other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), Securities and Futures Ordinance, and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares has been or will be issued or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act 2001, or the SFA, by the Monetary Authority of Singapore, and the offer of the shares in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is:
a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b)a trust (where the trustee is not an accredited investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred for 6 months after that corporation or that trust has subscribed for or acquired the shares except: (1) to an institutional investor, a relevant person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(c)(ii) of the SFA (in the case of that trust); (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. Accordingly, the shares have not been offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Series A common stock being offered by this prospectus. The underwriters have been represented by Sidley Austin LLP, San Francisco, California.
EXPERTS
The financial statements of Klaviyo, Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Series A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Series A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.klaviyo.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Klaviyo, Inc.
Consolidated Financial Statements
Years Ended December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Klaviyo, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Klaviyo, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in redeemable common stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
May 12, 2023
We have served as the Company's auditor since 2020.

Klaviyo, Inc.
Consolidated Balance Sheets
(In Thousands, except share and per share data)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash	$385,820	$327,913
Restricted cash	409	—
Accounts receivable, net of allowance for doubtful accounts	10,723	6,294
Deferred contract acquisition costs	11,215	6,946
Prepaid expenses and other current assets	19,336	14,950
Total current assets	427,503	356,103
Property and equipment, net	45,837	38,424
Operating lease right-of-use assets, net	45,695	51,315
Deferred contract acquisition costs	15,983	10,670
Restricted cash	687	—
Prepaid marketing expense	84,415	—
Other noncurrent assets	8,959	7,934
Total assets	$629,079	$464,446
Liabilities, redeemable common stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$8,890	$31,822
Accrued expenses	36,126	20,975
Operating lease liabilities	14,864	9,104
Deferred revenue	25,109	15,092
Total current liabilities	84,989	76,993
Operating lease liabilities, noncurrent	47,544	56,364
Other noncurrent liabilities	876	821
Total liabilities	133,409	134,178
Commitments and Contingencies (Note 6)
Redeemable common stock
Redeemable common stock, $0.001 par value, 64,046,223 and 64,046,223 shares issued and outstanding at December 31, 2022 and 2021, respectively.	$1,531,853	$2,566,332
Stockholders’ deficit
Common stock: $0.001 par value; 316,000,000 and 300,000,000 shares authorized; 170,882,108 and 161,818,809 shares issued; 170,855,313 and 161,756,287 shares outstanding (excluding 64,046,223 common shares subject to redemption) at December 31, 2022 and 2021, respectively.	171	162
Additional paid-in capital	1,249,065	—
Accumulated deficit	(2,285,419)	(2,236,226)
Total stockholders’ deficit	(1,036,183)	(2,236,064)
Total liabilities, redeemable common stock, and stockholders’ deficit	$629,079	$464,446
The accompanying notes are an integral part of these consolidated financial statements

Klaviyo, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(In Thousands, except share data and per share data)

	Year Ended December 31,
	2022	2021
Revenue	$472,748	$290,640
Cost of revenue	128,025	84,696
Gross profit	344,723	205,944
Operating expenses:
Selling and marketing	213,848	156,342
Research and development	104,077	65,599
General and administrative	81,834	63,236
Total operating expenses	399,759	285,177
Operating loss	(55,036)	(79,233)
Other income (expense):
Other income (expense), net	388	28
Interest income	5,538	139
Interest expense	—	(8)
Total other income (expense), net	5,926	159
Loss before income taxes	(49,110)	(79,074)
Provision for income taxes	83	319
Net loss	(49,193)	(79,393)
Comprehensive loss	$(49,193)	(79,393)
Net loss per share, basic and diluted	$(0.21)	$(0.36)
Weighted average shares used to compute net loss per share, basic and diluted	229,857,206	220,865,179
The accompanying notes are an integral part of these consolidated financial statements

Klaviyo, Inc.
Consolidated Statements of Changes in Redeemable Common Stock and Stockholders’ Deficit
(In Thousands, except share data)

	Redeemable Common Stock		Common Stock		Additional Paid-In Capital		Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount		Accumulated Deficit
Balance as of January 1, 2021	61,020,598	$922,883	151,048,048	$151	$—	$(759,888)	(759,737)
Issuance of common stock upon exercise of common stock options			8,267,207	8	5,845	—	5,853
Issuance of redeemable common stock, net of issuance costs of $79	3,025,625	$100,921	—	—	—	—	—
Accretion of redeemable common stock to redemption value		$1,542,528		—	(145,582)	(1,396,945)	(1,542,527)
Issuance of common stock, net of issuance costs of $270			7,339,392	8	244,797	—	244,805
Repurchase and retirement of common stock			(4,967,420)	(5)	(140,408)	—	(140,413)
Stock-based compensation expense			—	—	35,248	—	35,248
Vesting of restricted common stock			35,727	—	100	—	100
Vesting of restricted stock units			33,333	—	—	—	—
Net loss			—	—	—	(79,393)	(79,393)
Balance as of December 31, 2021	64,046,223	$2,566,332	161,756,287	162	—	(2,236,226)	(2,236,064)
Issuance of common stock upon exercise of common stock options			1,551,963	2	1,632	—	1,634
Accretion of redeemable common stock to redemption value		$(1,034,479)			1,034,479	—	1,034,479
Issuance of common stock, net of issuance costs of $307			2,951,846	3	69,117	—	69,120
Issuance of investment option, net of issuance costs of $135			—	—	30,438	—	30,438
Vested warrants related to collaboration agreement			—	—	106,455	—	106,455
Issuance of common stock upon exercise of collaboration agreement warrants			4,526,157	4	41	—	45
Stock-based compensation expense			—	—	6,802	—	6,802
Vesting of restricted common stock			35,727	—	101	—	101
Vesting of restricted stock units			33,333	—	—	—	—
Net loss			—	—	—	(49,193)	(49,193)
Balance as of December 31, 2022	64,046,223	$1,531,853	170,855,313	$171	$1,249,065	$(2,285,419)	$(1,036,183)
The accompanying notes are an integral part of these consolidated financial statements

Klaviyo, Inc.
Consolidated Statements of Cash Flow
(In Thousands)

	Year Ended December 31,
	2022	2021
Operating activities
Net loss	$(49,193)	$(79,393)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	9,040	5,269
Non-cash operating lease costs	11,831	9,120
Amortization of deferred contract acquisition costs	10,613	3,358
Amortization of prepaid marketing expense	22,040	—
Loss on disposal of property and equipment	—	5
Bad debt expense	734	1,819
Stock-based compensation expense	6,802	35,248
Accretion expense on asset retirement obligation	37	42
(Benefit) Provision for deferred income taxes	38	—
Changes in operating assets and liabilities:
Accounts receivable	(5,164)	(5,086)
Deferred contract acquisition costs	(20,195)	(11,277)
Prepaid expenses, prepaid taxes, and other assets	(5,180)	(14,124)
Accounts payable	(21,115)	23,900
Accrued expenses	15,377	13,047
Deferred revenue	10,017	6,426
Operating lease liabilities	(9,272)	(10,138)
Other non-current liabilities	38	(954)
Net cash used in operating activities	(23,552)	(22,738)
Investing activities
Acquisition of property and equipment	(15,821)	(13,023)
Capitalization of software development costs	(2,424)	(987)
Purchase of definite-lived intangible assets	—	(222)
Acquisition of business	(500)	—
Net cash used in investing activities	(18,745)	(14,232)
Financing activities
Proceeds from exercise of common stock options	1,718	5,965
Cash paid for finance leases	(21)	(16)
Cash paid to repurchase shares of common stock	—	(140,413)
Proceeds from issuance of common stock and investment option (net of issuance costs)	99,558	345,726
Proceeds from exercise of warrants	45	—
Net cash provided by financing activities	101,300	211,262
Net increase in cash and restricted cash	59,003	174,292
Cash and restricted cash, beginning of year	327,913	153,621
Cash and restricted cash, end of year	$386,916	$327,913
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$204	$70
Cash paid for interest	$—	$8
Non-cash investing and financing activities
Recognition of prepaid marketing asset	$106,455	$—
Vesting of restricted common stock	$101	$100
Accretion of Common Stock subject to redemption	$1,034,479	$(1,542,527)
Unpaid purchases of property and equipment	$44	$1,985
The accompanying notes are an integral part of these consolidated financial statements

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
1. Organization and Business Description
Klaviyo, Inc. (“the Company”) is a technology company that provides a software-as-a-service ("SaaS") platform to enable its customers to send the right messages at the right time across email, short message service (“SMS”) and push notifications, more accurately measure and predict performance, and deploy specific actions and campaigns. The platform combines proprietary data and application layers into one solution with machine learning and artificial intelligence capabilities. The Company focused on marketing automation within eCommerce as its first application use case.
The Company generates revenue through the sale of subscriptions to its customers for the use of its platform. Subscription plans are tiered based on the number of consumer profiles stored on the Company’s platform and the number of emails and SMS messages sent.
The Company is headquartered in Boston, Massachusetts and was incorporated in the state of Delaware on September 14, 2012. The Company has three wholly-owned subsidiaries located in the United Kingdom, Australia, and the United States.
2. Summary of Significant Accounting Policies
The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions are eliminated in consolidation.
Reclassifications
Certain immaterial amounts in the prior year Consolidated Balance Sheet have been reclassified to conform to the current year presentation.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, the allowance for doubtful accounts, fair value of investment option and warrants, estimated life of prepaid marketing expense, and valuation of common stock and stock-based compensation.
The Company evaluates estimates based on historical and anticipated results, trends, and various other assumptions. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.
Segment Information
Operating segments are defined as components of an entity which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
Revenue Recognition
The Company provides a SaaS solution for personalized email and SMS marketing services through a cloud-based analytics platform. The core functionalities of the software are segmentation of users’ customer lists to facilitate targeted messaging via email and SMS and the use of data science and analytics to evaluate historical sales and predict consumer activity. Revenues are derived primarily from subscription revenues, which are comprised of subscription fees from customers accessing its hosted platform services for targeted messaging.
Contractual subscriptions for customers generally auto-renew on either a monthly, quarterly, or annual basis and customers may elect not to renew by providing at least five days’ advance notice. The customer does not have the right to take possession of the Company’s software. Subscription pricing is determined based on a customer’s profile and messaging count and monthly messaging quantities and is considered fixed, based on a tiered pricing structure. Variable consideration in the Company’s contracts is not material but represents the overage charges incurred by customers who exceed their allotments.
The Company recognizes revenue under the core principle to depict the transfer of control to the Company’s customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company evaluates its revenue arrangements under the five-step model as follows: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when or as the Company satisfies a performance obligation.
Typically, the SaaS subscription contracts consist of a single performance obligation, and revenue is recognized over time as the performance obligation is satisfied. The performance obligation is deemed to be satisfied ratably as the customer simultaneously receives and consumes the services that the Company performs and typically have the same term. Due to the term of the Company’s contracts being less than one year, the Company has determined a significant financing component does not exist.
The Company accounts for individual performance obligations separately if they have been determined to be distinct (i.e., the services are separate if identifiable from other items in the arrangement and the customer can benefit from them on their own or with other resources that are readily available to

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
the customer). The transaction price is allocated to the distinct performance obligations on a relative stand-alone selling price basis. Stand-alone selling prices are determined based on the prices at which the Company separately sells subscriptions.
Sales taxes collected from customers and remitted to government authorities are excluded from revenue. The Company incurs fees based on transaction volume and dollars processed through its credit card processor which are classified as general and administrative expense. Through the Company's credit card processor, all receivables related to credit cards are collected within three business days.
Cost of Revenue
Cost of revenue consists of costs related to supporting and hosting the Company’s software platform and channel offering for paying customers. These costs primarily include cloud-based infrastructure costs, outbound communication sending costs, employee-related costs including payroll, benefits, bonuses, and stock-based compensation expense related to the customer support team, amortization of capitalized internal-use software development costs, and allocated overhead costs, including rent, facilities, depreciation, and costs related to information technology.
Deferred Revenue
Deferred revenue primarily consists of billings in advance of revenue recognition from subscription services and is recognized as the revenue recognition criteria is met.
The Company generally bills its subscription customers monthly on the first day of the subscription term. Deferred revenue that is expected to be recognized during the succeeding 12-month period is recorded as deferred revenue. All deferred revenue at the beginning of each year was recognized as revenue during the years ended December 31, 2022 and 2021.
Deferred Contract Acquisition Costs
Deferred contract acquisition costs are incremental costs incurred in connection with acquiring a customer contract and consists primarily of sales commissions and the associated payroll taxes. The Company expects to benefit from those costs for more than one year as the Company primarily pays sales commissions on the initial contract, and there are there are no commensurate commissions paid on contract renewals.
Deferred contract acquisition costs are amortized on a basis consistent with the transfer of the services to which the asset relates. This results in capitalized costs being recognized on a ratable basis over the estimated period of future benefit ranging from 18 months to 60 months. The Company estimates the future period of benefit considering the size of the customer, the current contract term, the impact of estimated customer renewal terms, and the estimated life of the technology solution underlying the contracts. The Company periodically reviews the carrying amount of capitalized costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit.
As of December 31, 2022 and 2021, deferred contract acquisition costs were $27.2 million and $17.6 million, respectively.
Shopify Collaboration Agreement
On July 28, 2022, the Company entered into a collaboration agreement with Shopify Inc. and certain of its affiliates (collectively, "Shopify") to form a strategic relationship for the purposes of creating greater interoperability between the Klaviyo and Shopify platforms and forming a strategic product, distribution, and marketing relationship. The collaboration agreement has a term of 7 years and automatically renews for successive one-year periods unless the Company or Shopify provides written notice of non-renewal. In connection with the collaboration agreement, the Company entered into 3 separate agreements including a revenue sharing agreement, common stock warrant agreement, and stock purchase agreement.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
Under the revenue sharing agreement, the Company will make payments to Shopify in exchange for marketing services received under the collaboration agreement. The Company determined that Shopify is a vendor and not a customer. Fees paid under the revenue share agreement are recognized as a component of selling and marketing expense in the Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2022, the Company incurred $7.7 million in selling and marketing expense related to fees paid under the revenue sharing agreement. As of December 31, 2022, the Company had $2.7 million in accrued expenses owed to Shopify for fees payable under the revenue sharing agreement.
As consideration for the collaboration agreement, the Company also issued warrants that allow Shopify to purchase up to 15,743,174 shares of common stock at a price of $0.01 per share, of which 25% of the warrants vested on the grant date on July 28, 2022, and the remaining 75% of the warrants vest quarterly over the remaining 5 year period. The aggregate grant date fair value of the warrants was $370.3 million and will be capitalized to prepaid marketing expense as the warrants vest. The prepaid marketing expense asset is amortized into sales and marketing expense on a straight-line basis over the expected benefit period, which is the 7 year term of the collaboration agreement. During the year ended December 31, 2022, the Company capitalized prepaid marketing expense of $106.5 million related to the vested warrants. For the year ended December 31, 2022, the Company recorded marketing expense of $22.0 million in the Consolidated Statements of Operations and Comprehensive Loss as a component of selling and marketing expense related to the amortization of the prepaid marketing expense. As of December 31, 2022, the Company’s prepaid marketing expense was $84.4 million. As of December 31, 2022, there was $348.3 million of unrecognized marketing expense related to the warrants that will be recognized over 6.6 years. Refer to Note 10. Redeemable Common Stock, Common Stock, and Stockholders' Deficit for further discussion of the warrants.
On June 24, 2022, the Company entered into a stock purchase agreement with Shopify. On the closing date of July 28, 2022, Shopify purchased 2,951,846 shares of common stock for $33.88 per share. The stock purchase agreement gives Shopify the right to purchase 15,743,174 additional shares of common stock for $88.93 per share (the “Investment Option”). The common stock and Investment Option were determined to be freestanding financial instruments purchased at fair value and were accounted for separately from the collaboration agreement, revenue sharing agreement, and common stock warrant. Refer to Note 10. Redeemable Common Stock, Common Stock, and Stockholders' Deficit for further discussion of the common stock purchase and Investment Option.
Research and Development Costs
Research and development costs are expensed as incurred, unless they qualify as capitalized internal-use software development costs. Research and development costs consist primarily of personnel-related expenses associated with the Company's research and development staff, including salaries, benefits, bonuses, and stock-based compensation.
Advertising Costs
Advertising costs are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company incurred advertising expenses, which are included within selling and marketing expenses on the Consolidated Statements of Operations and Comprehensive Loss, in the amount of $40.3 million and $41.9 million, respectively.
Stock-Based Compensation
The Company recognizes stock-based compensation expense on awards granted under one equity incentive plan, which is described in more detail in Note 11. Stock-Based Compensation.
The Company measures stock-based compensation awards, including stock options and restricted stock units (“RSUs”), based on the estimated fair value of the awards on the date of grant. Stock-based compensation expense is recorded for awards issued to employees and non-employees at fair value with

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
a corresponding increase in additional paid-in capital. For awards with service conditions only, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award. Forfeitures are recognized when they occur.
Most RSUs granted are subject to both service-based and performance-based vesting conditions, whereby the performance condition is satisfied upon occurrence of a liquidity event. No compensation cost related to awards with liquidity-based vesting conditions has been recognized through December 31, 2022, as the Company has determined occurrence of a liquidity event is not probable. The Company will record the expense for these awards using the accelerated attribution method over the remaining service period when it determines satisfaction of the liquidity-based vesting condition is probable. The fair value of each RSU grant is calculated based on the estimated fair value of the Company's common stock on the date of grant.
For options granted under the Company's equity incentive plan, the fair value of each grant is estimated using the Black-Scholes option-pricing model. The determination of the grant date fair value of option grants issued is affected by a number of variables, including the fair value of the Company’s common stock, expected common stock price volatility over the expected life of the options, the expected term of the option, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The Company derives its volatility from the average historical stock volatility of several peer public companies over a period equivalent to the expected term of the awards. As the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term, the Company estimates the expected term based on the simplified method for employee stock options considered to be “plain vanilla” options. Under the simplified method, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. The expected term of stock options granted to non-employees is equal to the remaining contractual term of the option award. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. Expected dividend yield is 0.0% as the Company has not paid and does not anticipate paying dividends on its common stock.
Given the absence of an active market for the Company’s common stock, management and the Board of Directors (the “Board”) are required to estimate the fair value of the Company’s common stock at the time of each grant of a stock-based compensation award. The Company and the Board utilize various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors in determining the value of the Company’s common stock at each grant date, including the following factors:
•prices paid for the Company’s capital stock, which the Company has sold to outside investors in arm’s-length transactions, considering the rights and privileges of the securities sold relative to the common stock;
•prices paid for shares of its common stock sold in secondary market transactions;
•valuations performed by an independent valuation specialist;
•the Company’s stage of development and revenue growth;
•the market performance of comparable publicly traded companies;
•adjustments necessary to recognize a lack of marketability for the common stock underlying the granted options and RSUs;

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
•the likelihood of achieving a liquidity event for the common stock underlying the stock-based awards, such as an IPO or sale of the Company, given prevailing market conditions; and
•the U.S. and global economic and capital market conditions and outlook.
Redeemable Common Stock
Redeemable common stock represents shares of the Company’s common stock that are redeemable at the option of the investor after a specified date. The initial carrying amount of redeemable common stock is equal to the respective issuance date fair value of the common stock subject to redemption, less issuance costs. The carrying amount is adjusted to equal the redemption value, which is equal to the fair value of a single share of common stock at the end of each reporting period. The carrying amount is subject to a floor equal to the initial carrying amount. The resulting changes in the redemption value are recorded with corresponding adjustments against retained earnings, if available, additional paid-in capital or accumulated deficit. Redeemable common stock is classified outside of permanent equity on the Consolidated Balance Sheets as the redemption option is outside of the Company’s control. Refer to Note 10. Redeemable Common Stock, Common Stock, and Stockholders' Deficit for further discussion.
Non-Vested Restricted Common Stock
The Company may grant non-vested restricted common stock to employees, directors, and consultants with or without cash consideration. These grants contain certain restrictions on the sale of the shares. Non-vested restricted common stock are considered issued, but not outstanding, for accounting purposes until they vest. Upon termination of the relationship with a holder of the non-vested restricted common stock, the Company has the right to repurchase the non-vested restricted common stock at the price paid by the holder or, if there was no consideration, a price per share as defined in the Company’s agreement with the holder of the restricted common stock.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which utilizes the asset and liability method for the financial accounting and reporting of income taxes. Under this method, deferred income taxes are recognized for the expected future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The amount of any future tax benefit associated with deferred tax assets is reduced by a valuation allowance when there is uncertainty that those tax benefits will be realized.
The Company accounts for uncertain tax positions using a more-likely-than-not recognition threshold in accordance with ASC 740. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. Interest and penalties related to uncertain tax positions are included as a component of income tax expense.
At December 31, 2022 and 2021, the Company had no recorded liabilities for uncertain tax positions and had no accrued interest or penalties related to uncertain tax positions.
Accounts Receivable
Accounts receivable are shown net of an allowance for doubtful accounts of $2.3 million and $1.9 million as of December 31, 2022 and 2021, respectively. The allowance for doubtful accounts is established to represent the Company’s best estimate of the net realizable value of the outstanding amount of receivables that it will be unable to collect. The development of the Company’s allowance for doubtful accounts is based on a review of factors such as the customer’s payment history, historical loss patterns, the general economic climate, age, and past due status of invoices. If circumstances relating to

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
specific customers change or unanticipated changes occur in the general business environment, the Company’s estimates of the recoverability of receivables could be further adjusted.
The allowance for doubtful accounts consists of the following activity (in thousands):

	Year Ended December 31,
	2022	2021
Balance at beginning of the year	$1,917	$125
Additions	1,224	1,792
Write offs	(888)	—
Balance at end of the year	$2,253	$1,917
Accounts receivable is shown inclusive of unbilled accounts receivable of $0.5 million and $0.1 million as of December 31, 2022 and 2021, respectively. The unbilled accounts receivable is made up entirely of overages incurred by customers who have exceeded their messaging allotment as of period end but are not yet due for their period end billing.
Cash and Restricted Cash
The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. At December 31, 2022 and 2021, the Company did not have cash equivalents.
At December 31, 2022, the Company had a current restricted cash balance of $0.4 million. The Company had no restricted cash balance as of December 31, 2021. At December 31, 2022, the Company had a non-current restricted cash balance of $0.7 million. Restricted cash at December 31, 2022, related to the Company's required collateral to fund payroll and credit card obligations in its Australian entity as well as collateral required to be held as a result of the Company's office lease in Australia. Restricted cash is included in current assets for obligations that expire within one year and is included in non-current assets for assets that expire more than 1 year from the balance sheet date.
The following table provides a reconciliation of cash and restricted cash reported in the Consolidated Balance Sheets to the total of the amounts reported in the Consolidated Statements of Cash Flow (in thousands):

	As of December 31,
	2022	2021
Cash	$385,820	$327,913
Restricted cash - current	409	—
Restricted cash - non-current	687	—
Total cash and restricted cash	$386,916	$327,913
Concentrations of Credit Risk and Significant Customers
Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, restricted cash, and accounts receivable.
The Company maintains its cash and restricted cash at accredited financial institutions. Bank accounts in the United States are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2022 and 2021, the Company's primary operating accounts significantly exceeded federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
Credit risk with respect to accounts receivable is dispersed due to the Company's large number of customers. The Company routinely assesses the creditworthiness of its customers. The Company does not require collateral. The Company maintains an allowance for potentially uncollectible accounts receivable. Accounts receivable is stated at the amount management expects to collect from outstanding balances. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable.
Significant concentrations of credit risk constitute customers that represent 10% or more of accounts receivable. As of December 31, 2022 and 2021, no individual customer accounted for more than 10% of accounts receivable.
The Company had certain vendors who individually represented 10% or more of the Company's total vendor expenditures. For the year ended December 31, 2022, two vendors represented 19% and 13% of total vendor expenditures, respectively. For the year ended December 31, 2021, one of the aforementioned vendors represented 25% of total vendor expenditures, and no other vendors represented 10% or more of total expenditures for the year.
Property and Equipment
Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net income or loss in the period of retirement. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized as additions to property and equipment. The estimated useful lives of the Company’s property and equipment are as follows:

Office equipment	5 years
Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of lease term or useful life
Asset retirement cost	Lease term or 5 years
Asset Retirement Obligations (“ARO”)
As part of the build out of the Company's headquarters in Boston, the Company built an internal staircase connecting multiple floors. This staircase required the removal of ground space to connect the floors. The lease agreement requires the Company to incur the costs required to restore the leased space to its original condition. On the lease commencement date, the Company establishes an ARO based on the present value of contractually required estimated future costs to retire long-lived assets at the termination or expiration of a lease and to return the space to its original condition. The asset associated with the ARO is amortized over the lease term or 5 years to operating expense, and the ARO is accreted to the end of lease obligation value over the same term. The ARO established by the Company is described in more detail in Note 4. Property and Equipment, Net.
Capitalized Internal-Use Software
The Company capitalizes qualifying costs incurred during the application development stage in connection with the development of internal-use software, which are included on the Consolidated Balance Sheets as a component of property and equipment, net. Costs related to preliminary project activities and post-implementation stages of software development are expensed as incurred.
Costs capitalized as internal-use software development costs include eligible salaries and compensation-related costs of employees and costs incurred in developing new features and enhancements when the costs will result in additional functionality. Capitalized internal-use software

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
development costs are amortized on a straight-line basis over their estimated useful life of 3 years. Computer software development costs that do not qualify for capitalization are expensed as incurred.
Capitalization begins when the preliminary project stage is complete, management authorizes and commits to the funding of the software project with appropriate authority, it is probable the project will be completed, the software will be used to perform the functions intended, and certain functional and quality standards have been met.
Cloud Computing Arrangements
The Company capitalizes certain implementation costs, including external direct costs, incurred during the development stage of cloud computing arrangements. As December 31, 2022 and 2021, the Company's gross carrying value of these capitalized costs was $0.8 million and $0.3 million, respectively, and are included as other non-current assets within the Company's Consolidated Balance Sheets. These costs are capitalized as incurred and are amortized on a straight-line basis over the contractual term of the arrangement. The related amortization costs are amortized to general and administrative expense. During the years ended December 31, 2022 and 2021, the Company capitalized $0.5 million and $0.3 million of cloud-computing costs, respectively. The Company recorded $0.2 million of amortization related to these arrangements during the year ended December 31, 2022. There was no amortization related to these arrangements during the year ended December 31, 2021.
Leases
The Company determines whether an arrangement contains a lease at inception. At the commencement date, the Company will perform the classification tests to determine whether its leases are operating or financing and recognize the related lease liability and right-of-use (“ROU”) asset. The Company, as the lessee, recognizes in the Consolidated Balance Sheets a liability to make lease payments and an ROU asset representing the right to use the underlying asset for both finance and operating leases with a lease term longer than twelve months. Lease liabilities and their corresponding ROU assets are recognized based on the present value of unpaid lease payments over the expected lease term.
The Company has elected the following practical expedients: (1) not to separate lease and non- lease components for all asset classes and (2) not to recognize leases with a term of 12 months or less on the Consolidated Balance Sheets for all asset classes.
The Company leases office space and office equipment under non-cancelable operating leases ranging from 1 to 8 years. Certain leases include options to extend the leases for up to 5 years. These options will be included in the lease term when they are reasonably certain to be exercised. The Company’s leases generally do not include options to terminate the leases or to purchase the underlying asset.
The Company’s leases are primarily fixed payments. Certain of the Company’s leases include variable lease payments, generally related to the lessor’s operating costs associated with the underlying asset, which are expensed as incurred. The Company’s leases generally do not contain residual value guarantees.
As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) to calculate the present value of future minimum lease payments, which is the estimated rate the Company would be required to pay for fully collateralized borrowing over the period similar to lease terms. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
Foreign Currency Translation
The Company has subsidiaries in the United Kingdom and Australia that provide sales and marketing services support. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, assets and liabilities of the Company’s foreign subsidiaries are re-measured into U.S. dollars at the exchange rates in effect at the reporting date with differences recorded as transaction gains and losses within other income (expense) which were immaterial for the periods presented. Foreign currency translation gains were immaterial for the periods presented.
Fair Value Measurements
Certain assets and liabilities are carried at fair value in accordance with Accounting Standards Codification ASC 820, Fair Value Measurement ("ASC 820"). Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•Level 1 – Quoted prices in active markets for identical assets or liabilities
•Level 2 – Observable inputs (other than level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.
To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
As of December 31, 2022 and 2021, the Company’s carrying amounts of financial instruments, including cash, restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair values due to their short maturities.
Certain non-financial assets, such as intangible assets, right of use assets, and property and equipment, are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. Such fair value measures are considered to be within the Level 3 valuation hierarchy due to the subjective nature of the unobservable inputs used. The Company has not recorded any impairment charges during any of the years presented.
Intangible Assets
Intangible assets consist of developed technology and IP addresses. Intangible assets acquired through a business combination are recorded at their estimated fair values at the date of acquisition. The Company amortizes all intangible assets over their estimated useful lives on a straight-line basis. The Company reviews its intangible assets with definite lives for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable.
Intangible assets, net are included as part of other non-current assets on the Company's Consolidated Balance Sheets. As of December 31, 2022, intangible assets included $0.5 million of

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
developed technology and $0.2 million of IP addresses, each with a weighted-average useful life of 3 years. As of December 31, 2021, intangible assets included IP addresses with weighted-average useful lives of 3 years. Amortization expense related to these intangible assets during the years ended December 31, 2022 or 2021, was immaterial.
Net Loss Per Share
Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding for the period.
Diluted net loss per share is computed in the same manner as basic net (loss) income per share after assuming the issuance of common stock for all potentially dilutive equivalent shares. During the years presented in these consolidated financial statements, there were no dilutive equivalent shares.
Impairment of Long-Lived Assets
The Company periodically evaluates all long-lived assets or asset groups for impairment. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset. There was no impairment identified during the years presented.
Recently Adopted Accounting Pronouncements
The FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving consistent application of other areas of the topic by clarifying the guidance. This standard is effective for reporting periods beginning after December 15, 2021. The Company adopted this guidance, on a prospective basis, as of January 1, 2022, and the adoption of this guidance did not have a material impact on the Company’s financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40). This standard is effective for reporting periods beginning after December 15, 2023, with early adoption permitted. The standard allows for a modified retrospective approach or a fully retrospective approach through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company adopted this standard on January 1, 2022, and it did not have a material impact on the Company’s financial statements.
3. Revenue Recognition
Disaggregation of Revenue
Revenue by geographic area, based on the location of the Company's customers, was as follows (in thousands):

Klaviyo, Inc.
Notes to the Consolidated Financial Statements

	Year Ended December 31,
	2022	2021
Americas:
United States	$307,222	$197,263
Other Americas(1)	26,790	15,758
APAC(1)(2)	47,905	27,574
EMEA(1)(3)	90,831	50,045
Total Revenue	$472,748	$290,640
_______________
(1)Other than the United States, no other individual country accounted for 10% or more of total revenue for any of the periods presented.
(2)Asia-pacific
(3)Europe, the Middle East and Africa
Deferred Revenue
The change in deferred revenue reflects billings during the period for which the performance obligation was not satisfied prior to the end of the period, partially offset by revenues recognized during the period. The following table summarizes the changes in the balance of deferred revenue during the years presented (in thousands):

	Year Ended December 31,
	2022	2021
Balance at beginning of the year	$15,092	$8,666
Plus: Billings during the year	482,765	297,066
Less: revenue recognized during the year	(472,748)	(290,640)
Balance at end of the year	$25,109	$15,092
Remaining Performance Obligations
Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized, including deferred revenue. As of December 31, 2022, the Company's remaining performance obligations were $25.1 million, of which 100% was related to contracts with original terms that are less than one year.
4. Property and Equipment, Net
Property and equipment consist of the following (in thousands):

	As of December 31,
	2022	2021
Capitalized internal-use software	$4,460	$2,036
Office equipment	3,203	2,368
Computer equipment	639	636
Furniture and fixtures	6,683	4,158
Leasehold improvements	45,228	29,075
Construction-in-progress	82	6,187
Asset retirement cost	643	643
Total property and equipment	60,938	45,103
Less accumulated depreciation and amortization	(15,101)	(6,679)
Total property and equipment, net	$45,837	$38,424

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
Depreciation and amortization expense related to property and equipment was approximately $8.9 million and $5.3 million for the years ended December 31, 2022 and 2021, respectively.
During the years ended December 31, 2022 and 2021, the Company capitalized $2.4 million and $1.0 million of internal-use software development costs, respectively. The Company recorded amortization expense associated with its capitalized internal-use software development costs of $0.7 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively. Amortization expense is included in cost of revenue in the Consolidated Statements of Operations and Comprehensive Loss.
The asset retirement obligation is included in other noncurrent liabilities on the Consolidated Balance Sheets. Asset retirement obligation activity is as follows (in thousands):

	Year Ended December 31,
	2022	2021
Balance at beginning of the year	$685	$643
Additions	—	—
Accretion	37	42
Balance at end of the year	$722	$685
5. Accrued Expenses
The following table presents components of accrued expenses (in thousands):

	As of December 31,
	2022	2021
Accrued compensation and employee related costs	$16,926	$9,163
Accrued value added tax	4,937	2,551
Other accrued taxes	1,754	1,182
Accrued costs of revenue	7,923	3,273
Accrued professional services	2,297	775
Other accrued expenses	2,289	4,031
Total accrued expenses	$36,126	$20,975
6. Commitments and Contingencies
Contractual Obligations and Commitments
The Company has material long-term non-cancelable contractual obligations outstanding with marketing vendors and various service providers. Future minimum payments under the Company's non-cancelable purchase commitments as of December 31, 2022, are presented in the table below (in thousands):

Year Ending December 31,	Contractual Commitments
2023	$70,344
2024	67,433
2025	70,675
2026	70,000
2027	40,833
Total Contractual Commitments:	$319,285

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
Legal Matters
From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. The Company is not presently subject to any pending or threatened litigation, individually or in the aggregate, for which it is reasonably possible to have a material effect on its consolidated financial position or results of operations.
Guarantees and Indemnification Obligations
In the ordinary course of business, the Company enters into agreements with its customers that include commercial provisions with respect to licensing, infringement, indemnification, and other common provisions. The Company does not, in the ordinary course of business, agree to indemnification obligations for the Company under its contracts with customers except for intellectual property infringement claims related to the Company’s services. Based on historical experience and information known at December 31, 2022 and 2021, the Company has not incurred any costs for guarantees or indemnities.
7. Leases
The components of lease expense are as follows (in thousands):

	Year Ended December 31,
	2022	2021
Operating lease cost	$12,091	$10,517
Short-term lease cost	121	—
Financing lease cost	21	16
Total lease cost	$12,233	$10,533
Supplemental balance sheet information related to operating leases are as follows (in thousands):

	Year Ended December 31,
	2022	2021
Operating lease ROU assets	$45,695	$51,315
Operating lease liabilities, current	$14,864	$9,104
Operating lease liabilities, noncurrent	47,544	56,364
Total lease liabilities	$62,408	$65,468
Supplemental cash flow information and non-cash activity related to the Company's operating leases are as follows (in thousands):

	Year Ended December 31,
	2022	2021
Cash paid for operating lease liabilities, net of tenant incentives received	$9,272	$10,824
ROU assets recognized for new leases and amendments (non-cash)	$3,452	$6,132
Other information related to leases are as follows:

	As of December 31,
	2022	2021
Weighted average remaining lease term	5.0 years	5.9 years
Weighted average discount rate	4.96%	4.74%

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
Future undiscounted annual cash flows for the Company’s operating leases as of December 31, 2022, are as follows (in thousands):

Year Ending December 31,	Operating Leases
2023	$15,173
2024	12,955
2025	13,233
2026	13,426
2027	12,692
Thereafter	3,205
Total future undiscounted lease payments	70,684
Less imputed interest	(8,276)
Total lease liabilities	$62,408
The table above does not include options to extend lease terms that are not reasonably certain of being exercised or leases signed but not yet commenced as of December 31, 2022.
8. Income Taxes
The domestic and foreign components of loss before income taxes are as follows (in thousands):

	Year Ended December 31,
	2022	2021
United States	$(51,729)	$(80,260)
Foreign	2,619	1,186
Loss before income taxes	$(49,110)	$(79,074)
The provision for income taxes contained the following components (in thousands):

	Year Ended December 31,
	2022	2021
Current provision:
Federal	$—	$—
State	99	45
Foreign	56	179
	155	224
Deferred expense:
Federal	(95)	—
State	(16)	—
Foreign	39	95
	(72)	95
Provision for income taxes	$83	$319
The Company’s effective tax rates for the years ended December 31, 2022 and 2021, are less than the U.S. federal statutory income tax rate of 21.0% primarily due to the valuation allowance on the U.S.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
federal and state deferred tax assets offset by the federal and state research and development credits, the excess tax deductions related to stock-based compensation awards, and state taxes.

	Year Ended December 31,
	2022	2021
U.S. federal taxes at statutory rate	21.0%	21.0%
State taxes, net of federal benefit	4.4	4.8
Federal research and development credits	10.3	7.9
State research and development credits	7.8	3.2
Permanent items	(1.0)	(0.2)
Stock-based compensation	5.6	5.0
Foreign rate differential	—	—
Other	(0.8)	0.1
Change in valuation allowance	(47.5)	(42.2)
Total	(0.2)%	(0.4)%
Deferred income taxes reflect the impact of carryforwards and temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The carryforwards and temporary differences that give rise to a significant portion of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021, are as follows (in thousands):

	As of December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$49,093	$36,304
Research and development credits	21,829	13,036
Reserves	552	474
Stock-based compensation	1,218	1,453
Lease liability	17,225	18,213
State tax depreciation	994	1,192
Capitalized research and development	21,728	—
Other	1,318	813
Total deferred tax assets	113,957	71,485
Deferred tax liabilities:
Fixed assets	(5,481)	(7,384)
Deferred commissions	(5,451)	(3,633)
Amortization	(85)	—
ROU asset	(13,202)	(14,707)
Prepaid marketing expense	(20,666)	—
Total deferred tax liabilities	(44,885)	(25,724)
Valuation allowance	(69,205)	(45,856)
Net deferred tax liabilities	$(133)	$(95)
As of December 31, 2022 and 2021, the Company has federal net operating loss (“NOL”) carryforwards of $199.2 million and $151.4 million, respectively, which can be carried forward indefinitely, and state net operating loss carryforwards of $118.6 million and $78.2 million, respectively, which expire at various dates beginning in 2030. As of December 31, 2022 and 2021, the Company has federal credit carryforwards of $13.6 million and $8.5 million, respectively, and state credit carryforwards of $10.4

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
million and $5.7 million, respectively, which are available to reduce future tax liabilities. If not utilized, the federal research and development credit will begin to expire in 2037 and the state research and development credit will begin to expire in 2033.
The Company is not subject to an annual limitation of its NOL and research and development credit attributes as of December 31, 2022, but subsequent ownership changes may affect the limitation in future years.
Beginning in 2022, the Tax Cuts and Jobs Act of 2017 (“TCJA”) eliminated the option to deduct research and development expenditures in the current year and requires taxpayers to amortize domestic expenditures over 5 years and foreign expenditures over 15 years pursuant to IRC Section 174. This impact of TCJA, which first impacted the Company in 2022, results in the generation of the deferred tax asset related to capitalized research and development expenses.
The net changes in the total valuation allowance for the year ended December 31, 2022, was an increase of $23.3 million, primarily as a result of the generation of additional net operating losses and federal research and development credits. The net changes in the total valuation allowance for the year ended December 31, 2021 was an increase of $33.6 million, primarily as a result of the generation of additional net operating losses and federal research and development credits.
The Company has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2022 and 2021. The Company does not expect any material change in uncertain tax benefits within the next 12 months.
As of December 31, 2022, the Company had an immaterial amount of earnings from its wholly-owned non-U.S. subsidiaries indefinitely reinvested outside the U.S. The Company does not intend to repatriate these earnings or realize the outside basis differences in its foreign subsidiaries, and, accordingly, the Company has not provided any taxes for those amounts, given the indefinite reinvestment and it is not practicable to estimate the amount of deferred tax liability that would be incurred.
9. Employee Benefit Plans
The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Employees can designate the investment of their 401(k) accounts into several mutual funds. The Company does not allow investment in its common stock through the 401(k) plan. During the years ended December 31, 2022 and 2021, the Company made contributions to the plan of $6.6 million and $3.8 million, respectively.
The Company contributes to defined contribution savings plans for its employees in the United Kingdom and Australia who satisfy certain eligibility requirements. The plans allow each participant from the United Kingdom and Australia to defer a percentage of their compensation and the Company contributes an additional 5% and 10.5% of all wages for those employees in the scheme on a monthly basis, respectively. The Company made contributions to the plans of $0.8 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively.
10. Redeemable Common Stock, Common Stock, and Stockholders' Deficit
Redeemable Common Stock
The Company issued 64,046,223 shares of common stock at various dates in 2019, 2020, and 2021 to select investors that are subject to redemption at fair value of common stock at the investor’s option after November 6, 2029. In accordance with the Securities and Exchange Commission (“SEC”) and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99,

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
redemption provisions not solely within control of the Company require classification of the associated instrument outside of permanent equity.
During the year ended December 31, 2021, the Company entered into the 2021 Stock Purchase agreement. The Company issued and sold 10,365,017 shares of common stock to investors at a price of $33.38 per share, for an aggregate purchase price and gross proceeds of $346.0 million. At the time of the sale, 3,025,625 of the total shares issued allowed investors to acquire additional substantive rights including financial information rights, restrictive covenants, secondary refusal rights, right of co-sale, and right of redemption after November 6, 2029, at fair value. These shares are classified outside of permanent equity. The remaining 7,339,392 shares are classified in permanent equity as they do not contain the right of redemption after November 6, 2029.
As of December 31, 2022 and 2021, the Company determined that the redeemable shares were probable of becoming redeemable. In accordance with ASC 480-10-S99, the Company has elected to recognize changes in redemption value immediately as they occur. The per-share redemption value is equal to the fair market value of a single share of the Company’s common stock subject to a floor of the initial carrying value.
Common Stock
Each share of common stock entitles the holder to one vote for each share on all matters submitted to a vote of the Company’s stockholders. The voting, dividend, and liquidation rights of the common stockholders are subject to and qualified by and as designated by resolution of the Board.
During the year ended December 31, 2021, the Company repurchased and retired 4,218,501 shares from executives and former executives for $132.2 million. These shares were purchased above fair market value at the time of purchase. The Company recognized additional stock-based compensation expense of $16.7 million due to the repurchases. During the year ended December 31, 2021, the Company repurchased and retired 748,919 shares from an investor for $25.0 million.
Common Stock Warrants
On July 28, 2022, the Company granted warrants to purchase up to 15,743,174 shares of common stock in connection with the collaboration agreement and strategic partnership with Shopify as compensation for marketing services. 25% of the shares subject to the warrants vested on the grant date, and the remaining 75% of the shares subject to the warrants vest quarterly in equal amounts until July 28, 2027. Vesting of the unvested portion of the warrants will accelerate in the event of (1) an IPO or direct listing, in which case 25% of the total number of shares subject to the warrants will vest immediately prior to the completion of such IPO or direct listing, or (2) the sale of the Company, in which the entirety of the unvested portion of the warrants becomes fully vested immediately upon the sale of the Company. Vesting will cease, and any unvested portion of the warrants will be cancelled, in the event of a material breach or early termination of the collaboration agreement by Shopify. The exercise price is $0.01 per share, and the term of the warrants is 10 years. These common stock warrants are included as a component of additional paid-in capital within the Consolidated Balance Sheets upon vesting. The Company valued the warrants at the grant date using the Black-Scholes option pricing model with the following assumptions: fair value of common stock, a dividend yield of zero, contractual term of 10 years, volatility of 55.00%, and a risk-free rate of 2.85%.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
The following table summarizes the warrants activity during the year ended December 31, 2022:

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Life (years)
Warrants outstanding at January 1, 2022	—	$—	—
Granted	15,743,174	0.01	10.00
Exercised	(4,526,157)	0.01	9.95
Cancelled	—	—	—
Warrants outstanding at December 31, 2022	11,217,017	$0.01	9.57
During the year ended December 31, 2022, 4,526,161 warrants vested. The Company had 4 vested but not exercised warrants outstanding as of December 31, 2022. The weighted-average grant date fair value of warrants granted during the year ended December 31, 2022 was $23.52.
There were no warrants granted, exercised, or cancelled during the year ended December 31, 2021.
Restricted Stock
In 2019, the Company permitted the purchase of 142,908 shares of restricted stock prior to vesting by an employee of the Company. These shares are restricted and subject to repurchase by the Company until the conditions for vesting are met. Upon termination of employment of the restricted stockholder, the Company has the right to repurchase, at the original purchase price, any unvested restricted shares. Accordingly, the Company has recorded the proceeds from the issuance of restricted stock as a liability on the Consolidated Balance Sheets as a component of other current liabilities, given the implicit repurchase feature. As of December 31, 2022 and 2021, the Company has recognized a restricted stock liability of approximately $0.1 million and $0.2 million, respectively, as a component of accrued expenses. The Company reclassified $0.1 million and $0.1 million to stockholders’ deficit upon vesting of restricted shares during the years ended December 31, 2022 and 2021, respectively. The amounts paid for shares purchased under a restricted stock award and subject to repurchase by the Company are reported in stockholders’ deficit once those shares vest over a remaining weighted average vesting period of 0.69 years and 1.69 years as of December 31, 2022 and 2021, respectively. Restricted shares of common stock are subject to contractual restrictions through December 2023.
The following is a summary of the non-vested restricted common stock activity during the year ended December 31, 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and outstanding at January 1, 2022	62,522	$2.84
Granted	—	—
Vested	(35,727)	2.84
Unvested and outstanding at December 31, 2022	26,795	$2.84
The aggregate fair value of restricted stock that vested was $1.2 million and $1.0 million during the years ended December 31, 2022 and 2021, respectively.
Stock Purchase and Investment Option
On July 28, 2022, the Company entered into a stock purchase agreement in connection with the collaboration agreement and strategic partnership with Shopify. Under the stock purchase agreement, the Company issued and sold 2,951,846 shares of common stock to Shopify at a price of $33.88 per share. The stock purchase agreement also granted Shopify an Investment Option, which allows Shopify to

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
purchase an additional 15,743,174 shares of common stock at a purchase price of $88.93 per share. The Investment Option is exercisable at any time at Shopify’s option until July 28, 2030. The Company determined that the $100.0 million purchase price represents the fair value of the common stock and Investment Option issued to Shopify since the transaction occurred at arm’s length and was not compensatory.
The gross proceeds of $100.0 million were allocated to the common stock and Investment Option based on the relative fair value of each instrument, resulting in $69.4 million allocated to the common stock and $30.6 million allocated to the Investment Option. The Company incurred $0.4 million of issuance costs which were allocated to the common stock and Investment Option based on their relative fair values. The proceeds allocated to the Investment Option, net of issuance costs, are included as a component of additional paid-in capital within the Consolidated Balance Sheets.
11. Stock-Based Compensation
Equity Incentive Plans
On September 1, 2015, the Board adopted the 2015 Stock Incentive Plan (the “Plan”). The Board of Directors or, at its sole discretion, a committee of the Board of Directors is responsible for the administration of the Plan. As of December 31, 2022, the Board of Directors has authorized the issuance of 82,084,191 shares of common stock under the Plan, of which 6,991,189 are available for future grants.
The Plan provides for the grant of various types of stock-based compensation awards including, but not limited to, restricted stock units ("RSUs"), incentive stock options (“ISOs”), non-qualified stock options (“NSOs,” referred to collectively with ISOs as options) and restricted stock awards (“RSAs”) to directors, consultants, employees, and officers of the Company. ISOs may only be granted to employees, and the exercise price thereon cannot be less than the fair value of the Company’s common stock on the date of grant or less than 110% of the fair value in the case of employees holding 10% or more of the voting stock of the Company. The exercise price on NSOs must be at least equal to the fair value of the Company’s common stock on the date of grant. The Company has historically granted RSUs, ISOs, NSOs, and RSAs. During the years ended December 31, 2022 and 2021, the Company solely granted RSUs as further described below.
Stock Options
Stock Options ("Options") generally vest over 4 years with the first 25% of the award vesting upon the 12-month anniversary of the vesting commencement date and the remaining 75% vesting monthly over the following 3 years. Grants of Options shall not be exercisable after expiration of 10 years from the date of grant or such shorter period specified in the associated award agreement. Options may not be transferable except by will or by the laws of descent and distribution and domestic relations orders. The Plan does not allow for the early exercise of Options. The Company did not grant any Options during the years ended December 31, 2022 and 2021.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
Option activity under the Plan during the year ended December 31, 2022, is as follows:

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	36,858,706	$0.72	5.08	$1,450,390
Exercised	(1,551,963)	1.05		53,225
Forfeited and expired	(1,099,189)	3.63
Outstanding at December 31, 2022	34,207,554	$0.61	3.74	$781,247

Exercisable at December 31, 2022	32,749,799	0.52	3.59	750,885
Expected to vest at December 31, 2022	34,207,554	0.61	3.74	781,247
The total intrinsic value of Options exercised during the years ended December 31, 2022 and 2021, amounted to $53.2 million and $169.7 million, respectively.
Restricted Stock Units
During the years ended December 31, 2022 and 2021, the Company granted RSUs to employees. In general, RSUs granted vest upon the satisfaction of both a service condition and a liquidity condition ("Double-Trigger"). The service condition requires the grantee to remain an eligible participant, as that term is defined in the Plan, for a period of 4 years. Certain of the RSUs vest 25% after 1 year, with the remainder vesting quarterly over the following 3 years. Other RSUs granted vest quarterly over the entire 4-year period. The liquidity condition is satisfied upon the occurrence of a qualifying liquidity event, defined as either (a) sale of all or substantially all of the Company’s capital stock or assets by merger or otherwise, excluding transactions where beneficial owners of the Company’s voting securities immediately prior to the transaction continue to own 75% of such voting securities after the transaction or (b) an initial public offering.
The RSUs for which the requisite service has been provided are not forfeitable should employment terminate prior to satisfaction of the liquidity-based vesting condition. If both conditions are not satisfied within the awards' term of 7 years, the RSUs will expire immediately thereafter. As of December 31, 2022 and 2021, no share-based compensation expense had been recognized for these RSUs because the qualifying events were not probable of occurring. Upon effectiveness of a qualifying event, the Company will recognize a significant cumulative share-based compensation expense for the portion of the RSUs that had met the service condition as of that date, using the accelerated attribution method. The remaining unrecognized share-based compensation expense related to the RSUs for which the service condition was not satisfied will be recorded over the remaining requisite service period using the accelerated attribution method. Beyond the Double-Trigger RSUs described above, in some cases and at the discretion of the Board, the Company may award RSUs that are fully vested upon grant. The Company did not grant any fully vested RSUs in the years ended December 31, 2022 and 2021.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
The following is a summary of the restricted stock unit activity during the year ended December 31, 2022:

	Number of Units	Weighted Average Grant Date Fair Value
Unvested and outstanding at January 1, 2022	7,430,700	$25.64
Granted	6,353,450	35.29
Vested	(33,333)	3.06
Cancelled	(63,775)	14.22
Forfeited	(1,974,596)	30.18
Unvested and outstanding at December 31, 2022	11,712,446	$30.24
The fair value of the RSUs that vested was $1.3 million and $0.5 million during the years ended December 31, 2022 and 2021, respectively.
Modifications
During the year ended December 31, 2022, the Board of Directors approved the modification of an executive's stock-based awards. At the modification date, the executive had 177,684 RSUs outstanding for which the service-based vesting condition was satisfied but the liquidity-based vesting condition was not. Pursuant to the modification agreement, the Company elected to cancel 63,775 of the unvested RSUs in exchange for $1.5 million, which the Company recorded stock-based compensation as general and administrative expense in the Consolidated Statements of Operations and Comprehensive Loss. Additionally, during the year ended December 31, 2022, the Company recorded incremental stock-based compensation expense of $0.1 million associated with 2,616 stock options granted and 154 RSUs granted to one employee that was terminated but continued to vest in previously issued awards for a limited period after provision of substantive services ceased.
During the year ended December 31, 2022, the Company amended the terms of certain stock option awards issued to three employees to add a change of control provision. Such modification did not result in any incremental stock-based compensation expense. The Company also extended the post-termination exercise periods for two terminated employees holding 65,704 stock options. The Company determined the incremental stock-based compensation expense resulting from the modifications was not material. Additionally, the Company provided two terminated employees with accelerated vesting on the service-based vesting condition of 22,029 Double-Trigger RSUs held. Because satisfaction of the liquidity-based vesting condition was not probable, the Company did not record the incremental stock-based compensation expense resulting from the modifications. Such amounts will be recorded upon vesting (that is, upon occurrence of a qualifying liquidity event).
During the year ended December 31, 2021, the Board of Directors approved a modification to three executives who were terminated during 2021. These modifications resulted in the accelerated vesting of tranches beyond the termination date as well as extension of the exercise window for these employees. The modification covered 1,326,461 options and resulted in incremental stock-based compensation of $9.9 million during the year. Additionally, during the year ended December 31, 2021, the Board of Directors approved a modification to a former executive's stock-based compensation awards who was terminated during 2021. The Company prorated the expense for the years ended December 31, 2022 and 2021, which was $3.8 million and $1.1 million, respectively, as the modification impacted both years presented as services were provided by the employee in both years as part of the terms of the award modification.
Secondary Transactions
The Company’s employees frequently participate in secondary market transactions whereby existing or third-party investors purchase shares owned by the employee associated with previously issued stock-

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
based compensation awards. The Company’s involvement in such secondary market transactions is generally limited to waiving or assigning its right of first refusal over the respective shares. During the years ended December 31, 2022 and 2021, secondary investors purchased 1,002,968 shares and 4,262,974 shares of common stock from certain employees, respectively. Stock-based compensation expense related to these transactions, representing amounts paid in excess of then current fair value, totaled $0.8 million and $21.5 million during the years ended December 31, 2022 and 2021, respectively, and is recorded in operating expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss.
Stock-Based Compensation Expense
During the year ended December 31, 2022, the Company did not capitalize any stock compensation expense related to services performed on capitalized software development projects, and during the year ended December 31, 2021, the Company had an immaterial amount of capitalized stock compensation expense related to services performed on capitalized software development projects. There are no tax benefits related to the options granted under the plan.
Stock-based compensation included in the Consolidated Statements of Operations and Comprehensive Loss was as follows (in thousands):

	Year Ended December 31,
	2022	2021
Cost of revenue	$129	$960
Selling and marketing	985	29,713
Research and development	1,230	8,193
General and administrative	5,958	13,123
Stock-based compensation, net of amounts capitalized	8,302	51,989
Capitalized stock-based compensation expense	—	2
Total stock-based compensation expense	$8,302	$51,991
During the year ended December 31, 2022, stock-based compensation expense included $1.5 million paid in cash in exchange for the cancellation of an executive’s unvested RSUs outstanding for which the service-based vesting condition was satisfied but the liquidity-based vesting condition was not. This is included within general and administrative expense in the Company’s Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2021, stock-based compensation expense included $16.7 million paid in cash for the repurchasing and retirement of common stock, of which $8.8 million is included within selling and marketing expense, $5.8 million within research and development expense, and $2.1 million within general and administrative expense in the Company’s Consolidated Statements of Operations and Comprehensive Loss.
As of December 31, 2022, total unrecognized compensation cost related to unvested Options was $1.6 million, which will be recognized on a ratable basis over a weighted-average remaining period of 0.94 years.
As of December 31, 2022, there was approximately $357.4 million of unrecognized stock-based compensation related to 11,679,112 unvested RSUs subject to both a service-based vesting condition and a performance-based vesting condition. As of December 31, 2022, the performance condition was not probable and no compensation expense was recorded related to these restricted stock units. The Company will record the stock-based compensation expense over the remaining service period when the performance condition is probable of occurring.

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
12. Loss Per Share
Basic net loss per share is computed by dividing the net loss by the number of weighted-average outstanding common shares. Diluted net loss per share is determined by giving effect to all potential common equivalents during the reporting period, unless including them yields an antidilutive result. The Company considers its warrants, restricted stock units and stock options as potential common equivalents but excluded them from the computation of diluted net loss per share in the periods presented as their effect was antidilutive.
The following tables present the calculation of basic and diluted net (loss) income per share for the periods presented (in thousands, except share and per share data):

	Year Ended December 31,
	2022	2021
Numerator:
Net loss	$(49,193)	$(79,393)
Denominator:
Weighted-average shares - basic and diluted	229,857,206	220,865,179
Net loss per share - basic and diluted	$(0.21)	$(0.36)
Because the Company incurred a net loss position for all periods presented, basic net loss per share is equivalent to diluted net loss per share as the inclusion of all potentially dilutive securities outstanding would have been antidilutive.
The following table summarizes the potential common shares excluded from the computation of diluted net loss per share:

	As of December 31,
	2022	2021
Warrants outstanding	11,217,017	—
Investment Option	15,743,174	—
RSUs outstanding	11,712,446	7,430,700
Options outstanding	34,207,554	36,858,706
Restricted stock outstanding	26,795	62,522
Total	72,906,986	44,351,928
The table above excludes potential common shares issuable to certain stockholders in a variable amount upon the occurrence of an IPO, direct listing, or sale of the Company at a dilutive price.
13. Related Party Transactions
2022 Related Party Transactions
Shopify became a related party during the year ended December 31, 2022. Refer to Note 2. Summary of Significant Accounting Policies for additional detail regarding the transaction executed with Shopify.
2021 Related Party Transactions
On December 8, 2017, the Company became party to a partial recourse note agreement with an officer of the Company, in the amount of $0.6 million, to purchase 4,653,460 shares of restricted common stock. The note was set to become due on December 8, 2024, or immediately upon the occurrence of certain events, as defined in the agreement, and had an annual interest rate of 2.11%. The substance of the loan was that of a non-recourse note, and the Company has accounted for the transaction as a stock

Klaviyo, Inc.
Notes to the Consolidated Financial Statements
option in accordance with ASC 718, Compensation – Stock Compensation. The loan was repaid in full during 2021.
14. Subsequent Events
The Company evaluated subsequent events through May 12, 2023, the date the accompanying consolidated financial statements were available to be issued.
Silicon Valley Bank
On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. As of December 31, 2022, the Company had total cash balance of approximately $223.0 million held at SVB, which represented approximately 57.6% of the Company's total cash deposits.
On March 12, 2023, a joint statement by the Department of the Treasury, the Board of Governors of the Federal Reserve System, and the FDIC was issued stating that actions were approved enabling the FDIC to complete its resolutions of SVB in a manner that fully protects all depositors at SVB where all deposits held at SVB, including accounts greater than the federally insured $250,000 FDIC insurance limit, would be fully insured and all depositors would have full access to all deposits at SVB starting Monday, March 13, 2023.
The Company maintains a cash management strategy to diversify cash deposits across a variety of well-established financial institutions to reduce its exposure to counterparty and concentration risk. Upon learning of potential liquidity concerns at SVB, the Company transferred the majority of its SVB holdings to other financial institutions. As of March 31, 2023, the Company had approximately $18.9 million of cash held at SVB, which represented approximately 4.7% of the Company's cash deposits.
The Company maintains accounts at SVB to collect customer payments and has developed a plan with its customers to transition customer payments to accounts at other financial institutions. The Company has transitioned its accounts used for operating activities to other financial institutions.
The Company continues to monitor this ongoing situation and any impact on the Company and its operations. Based on the facts known as of the issuance date of this report, the Company does not expect a material impact to its operations or consolidated financial statements.
Reduction in Workforce
On March 15, 2023, the Company announced a reduction in workforce that is expected to result in the termination of approximately 8% of the Company’s full-time workforce (130 employees). Substantially all of the employees impacted were notified on March 15, 2023, and will exit the Company in the first quarter of 2023. As part of the reduction in workforce, the Company modified 608,698 previously granted stock options and 64,301 previously granted RSUs. The Company estimates that it will incur expenses of approximately $7.5 million - $8.5 million related to the reduction in force, substantially all of which are related to employee severance and benefits costs, and will be recognized in the first quarter of 2023.
Amendment to RSU Vesting Schedule
On April 10, 2023, the Company approved an amendment to the vesting schedule of 4,250,947 RSUs governed by the Company’s 2015 Stock Incentive Plan. Specifically, the vesting schedule of these RSUs were amended to align with the Company’s standard four quarterly vesting dates that were established on a prospective basis in June of 2022. This modification impacted 657 grantees, and all RSUs that were modified were Double-Trigger awards in which the liquidity-based vesting condition was not considered probable at the date of modification. The Company assessed the impact of the modification on unrecognized compensation cost noting an expected decrease of $19.8 million. The Company will record the impact of this modification and the related stock-based compensation expense when the performance condition is probable of occurring.

                Shares
Klaviyo, Inc.
Series A Common Stock

Preliminary Prospectus

Goldman Sachs & Co. LLC	Morgan Stanley	Citigroup

Barclays	Mizuho	William Blair

Piper Sandler	Truist Securities

Baird	Canaccord Genuity	Needham & Company	TD Cowen
    , 2023
Through and including                , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.  Other Expenses of Issuance and Distribution.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

Amount
SEC registration fee	$ *
FINRA filing fee	*
New York Stock Exchange listing fee	*
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*
Total	$ *
_______________
*To be provided by amendment.
Item 14.  Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.
We expect to adopt an amended and restated certificate of incorporation in connection with this offering, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors and officers, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which they derived an improper personal benefit; or
•for our officers, any derivative action by or in the right of the corporation.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors and officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.
In addition, we expect to adopt amended and restated bylaws in connection with this offering, which will become effective immediately prior to the completion of this offering and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.
Item 15.  Recent Sales of Unregistered Securities.
Since January 1, 2020, we made sales of the following unregistered securities:
Common Stock Issuances
From November 2020 through December 2020, we sold an aggregate of 13,223,898 shares of our common stock to 11 accredited investors at a purchase price of $15.12413 per share, for an aggregate purchase price of $200.0 million.
From May 2021 through July 2021, we sold an aggregate of 10,365,017 shares of our common stock to 37 accredited investors at a purchase price of $33.38144 per share, for an aggregate purchase price of $346.0 million.

On July 28, 2022, we sold an aggregate of 2,951,846 shares of our common stock to Shopify Strategic Holdings 3 LLC at a purchase price of $33.8771 per share, for an aggregate purchase price of approximately $100.0 million.
Since July 28, 2022, we sold an aggregate of 5,706,899 shares of our common stock to Shopify Strategic Holdings 3 LLC upon the exercise of warrants at an exercise price of $0.01 per share, for an aggregate purchase price of approximately $57,069.
Option, Restricted Stock Unit and Common Stock Issuances
Since January 1, 2020, we granted to our employees, consultants and other service providers options to purchase an aggregate of 7,249,284 shares of common stock under our 2015 Stock Incentive Plan, or our 2015 Plan, at exercise prices ranging from $3.0550 to $3.8625 per share.
Since January 1, 2020, we granted to our employees, consultants and other service providers restricted stock units representing an aggregate of 19,455,484 shares of common stock under our 2015 Plan.
Since January 1, 2020, we issued and sold to our employees, consultants and other service providers an aggregate of 11,550,235 shares of common stock upon the exercise of options under our 2015 Plan at exercise prices ranging from $0.0125 to $3.8625 per share, for a weighted-average exercise price of $0.9172.
Since January 1, 2020, we issued and sold to our employees, consultants and other service providers an aggregate of 100,000 shares of common stock upon the vesting and settlement of RSUs granted under our 2015 Plan.
Warrant Issuances
On July 28, 2022, we granted Shopify Inc. and its affiliates warrants to purchase up to an aggregate of 15,743,174 shares of common stock at an exercise price of $0.01 per share.
These transactions were deemed exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Klaviyo.

Item 16.  Exhibits and Financial Statement Schedules.
(a)Exhibits.

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.
3.3	Amended and Restated Bylaws of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant to be in effect immediately prior to the completion of this offering.
4.1*	Form of Series A common stock certificate of the Registrant.
4.2	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated May 10, 2021.
4.3*	Warrant Agreement by and between the Registrant and Shopify Inc., dated July 28, 2022.
4.4*	Warrant Agreement by and between the Registrant and Shopify International Limited, dated July 28, 2022.
4.5*	Warrant Agreement by and between the Registrant and Shopify Commerce Singapore PTE. LTD., dated July 28, 2022.
4.6*	Stock Purchase Agreement by and between the Registrant and Shopify Strategic Holdings 3 LLC, dated June 24, 2022.
5.1*	Opinion of Goodwin Procter LLP.
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2#*	2015 Stock Incentive Plan, as amended, and forms of award agreements thereunder.
10.3#*	2023 Stock Option and Incentive Plan, and forms of award agreements thereunder.
10.4#*	Senior Executive Cash Incentive Bonus Plan.
10.5#*	Offer Letter by and between the Registrant and Jenny Dearborn, dated August 12, 2020, as amended on August 17, 2020.
10.6#*	Offer Letter by and between the Registrant and Lisa Maronski dated June 21, 2021.
10.7#*	Offer Letter by and between the Registrant and Jennifer Ceran dated October 29, 2021.
10.8#*	Offer Letter by and between the Registrant and Amanda Whalen, dated March 12, 2022.
10.9#*	Transition Agreement by and between the Registrant and Jenny Dearborn, dated December 22, 2021, as amended on January 13, 2023.
10.10#*	Form of Director Offer Letter.
10.11*	Lease Agreement by and between the Registrant and OPG 125 Summer Owner (DE) LLC, dated August 9, 2012, as amended on August 7, 2020.
10.12†*	Collaboration Agreement by and among the Registrant, Shopify Inc., Shopify International Limited, Shopify Commerce Singapore PTE. LTD., and Shopify Strategic Holdings 3 LLC, dated July 28, 2022.
10.13†*	Revenue Sharing Agreement by and between the Registrant and Shopify Inc., dated July 28, 2022.
21.1	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to this Registration Statement on Form S-1).
107*	Filing Fee Table.
_______________
*To be filed by amendment.
#Indicates management contract or compensatory plan, contract or agreement.

†Certain confidential information contained in this exhibit has been omitted because it is both (i) not material and (ii) the type that the Registrant treats as private or confidential.
(b)Financial Statement Schedules.
All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.
Item 17.  Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on               , 2023.

KLAVIYO, INC.

By:
Name:	Andrew Bialecki
Title:	Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Bialecki, Amanda Whalen, and Landon Edmond, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Klaviyo, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2023
Andrew Bialecki

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2023
Amanda Whalen

	Director	, 2023
Jennifer Ceran

	Chief Product Officer and Director	, 2023
Edward Hallen

	Director	, 2023
Ping Li

	Director	, 2023
Michael Medici

	Director	, 2023
Roxanne Oulman

	Director	, 2023
Susan St. Ledger

	Director	, 2023
Tony Weisman